OFFERING CIRCULAR

                           LEWIS GALOOB TOYS, INC.

                              OFFER TO EXCHANGE

                   ONE DEPOSITARY CONVERTIBLE EXCHANGEABLE
                PREFERRED SHARE REPRESENTING 1/10TH OF A SHARE
                 OF $17.00 CONVERTIBLE EXCHANGEABLE PREFERRED
                    STOCK FOR 1.85 SHARES OF COMMON STOCK

   THE EXCHANGE OFFER, AND WITHDRAWAL RIGHTS FOR DEPOSITARY SHARES TENDERED PURSUANT TO THE EXCHANGE OFFER, WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
         ON MARCH 29, 1996 (THE "EXPIRATION DATE"), UNLESS EXTENDED.

   Lewis Galoob Toys, Inc. ("Galoob" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Offering Circular and the accompanying Letter of Transmittal, as each may be supplemented or amended from time to time (which, collectively, constitute the "Exchange Offer"), to exchange each of its outstanding Depositary Convertible Exchangeable Preferred Shares (the "Depositary Shares") for 1.85 shares of common stock, $.01 par value (the "Common Stock"), of the Company. Each Depositary Share represents 1/10th of a share of $17.00 Convertible Exchangeable Preferred Stock (the "Preferred Stock") of the Company. The ratio of 1.85 shares of Common Stock for each Depositary Share so exchanged is sometimes hereinafter referred to as the "Exchange Ratio." As of December 31, 1995, there was issued and outstanding 1,839,500 Depositary Shares and 10,089,961 shares of Common Stock. The Common Stock (NYSE symbol: GAL) and Depositary Shares (NYSE symbol: GALPR) are traded on the New York Stock Exchange (the "NYSE"). On February 9, 1996, the last trading day prior to the announcement of the Exchange Offer, the closing sale prices of the Common Stock and Depositary Shares, as reported by the NYSE, were $17.25 and $25.375 per share, respectively. As of February 27, 1996, the last trading day prior to the commencement of the Exchange Offer, the closing sales prices of the Common Stock and the Depositary Shares, as reported on the NYSE, were $16.00 and $29.00, respectively. DEPOSITARY STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON STOCK AND THE DEPOSITARY SHARES. SEE "MARKET PRICE OF SECURITIES."

   THE EXCHANGE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THE REDEMPTION OR CONVERSION OF THE COMPANY'S DEBENTURES (AS DESCRIBED HEREIN) AND (II) AT LEAST 75% OF THE DEPOSITARY SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE. SEE "THE EXCHANGE OFFER--CONDITIONS OF THE EXCHANGE OFFER" FOR OTHER CONDITIONS.

   THE FINANCE COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY ("FINANCE COMMITTEE") HAS UNANIMOUSLY APPROVED THE EXCHANGE OFFER, HAS DETERMINED THAT THE EXCHANGE OFFER IS IN THE BEST INTEREST OF THE COMPANY AND FAIR TO ITS STOCK- HOLDERS AND RECOMMENDS THAT HOLDERS OF THE DEPOSITARY SHARES ACCEPT THE EXCHANGE OFFER. GERARD KLAUER MATTISON & CO., LLC ("GKM") HAS DELIVERED AN OPINION TO THE BOARD OF DIRECTORS THAT, AS OF THE DATE HEREOF, THE EXCHANGE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF THE COMMON STOCK. THE FINANCE COMMITTEE RECEIVED AN OPINION FROM SCHRODER WERTHEIM & CO. INCORPORATED ("SCHRODER WERTHEIM")THAT, BASED ON CERTAIN ASSUMPTIONS AND CONDITIONS AND SUBJECT TO CERTAIN LIMITATIONS SET FORTH IN SUCH OPINION, AS OF THE DATE HEREOF, THE EXCHANGE RATIO IS FAIR TO THE HOLDERS OF THE DEPOSITARY SHARES FROM A FINANCIAL POINT OF VIEW. SEE "BACKGROUND OF THE EXCHANGE OFFER," "FAIRNESS OPINIONS--COMMON STOCK; --PREFERRED SHARES," "THE EXCHANGE OFFER--PURPOSE AND EFFECT OF THE EXCHANGE OFFER."

   The Exchange Offer is intended to provide an economic incentive to the holders of the Depositary Shares ("Depositary Stockholders") to exchange their Depositary Shares for shares of Common Stock pursuant to the Exchange Offer. In the absence of the Exchange Offer, upon conversion of a Depositary Share, a Depositary Stockholder currently would receive approximately 1.185 shares of Common Stock. The Exchange Offer is being made to enhance the Company's financial position and ability to capitalize on opportunities for continued growth. The Company believes the Exchange Offer will enable the holders of the Depositary Shares to obtain value exceeding both the market price of the Depositary Shares prior to the announcement of the Exchange Offer as well as the amount of the per share cash redemption value plus all unpaid dividend arrearages ($27.06) on the Depositary Shares. BY EXCHANGING DEPOSITARY SHARES HEREIN, THE DEPOSITARY STOCKHOLDERS ARE WAIVING THEIR RIGHT TO RECEIVE ANY ACCUMULATED AND UNPAID DIVIDENDS ON THE DEPOSITARY SHARES (CURRENTLY $6.375 PER DEPOSITARY SHARE).

   Holders of Depositary Shares not tendered for exchange pursuant to the Exchange Offer will continue to have all of the existing rights and preferences of the Depositary Shares, including, among other things, (i) the right to cumulative dividends, if any, when paid, at the rate of $1.70 per Depositary Share per annum, (ii) the right, upon conversion, to receive for each Depositary Share converted, approximately 1.185 shares of Common Stock, subject to future adjustments for certain other events, and (iii) a liquidation preference of $20.00 per Depositary Share (plus accumulated and unpaid dividends thereon). See "The Exchange Offer--Acceptance Not Mandatory"; "Description of Securities--Preferred Stock." On June 10, 1992 the Company announced that it would not pay the July 1, 1992 $0.425 per share quarterly dividend on the Depositary Shares. The Company has not paid any subsequent quarterly dividends. There can be no assurance that the Company will reinstate the dividends or pay any dividend arrearages on the Depositary Shares in the near future. The Company expressly reserves the right to extend the period of the Exchange Offer, to terminate the Exchange Offer or to otherwise amend the Exchange Offer in any respect, subject to the terms set forth in this Offering Circular. Any such extension, termination or amendment may be made by such method of announcement as the Company deems appropriate. See "Recent Developments" and "The Exchange Offer--Extension; Termination; Amendments."

   SEE "RISK FACTORS" AND "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS" FOR DISCUSSIONS OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY THE HOLDERS OF DEPOSITARY SHARES BEFORE MAKING ANY DECISION TO EXCHANGE THEIR DEPOSITARY SHARES IN THE EXCHANGE OFFER.

NEITHER THIS TRANSACTION NOR THE SECURITIES OFFERED HEREBY HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING
     CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE DEPOSITARY AND INFORMATION AGENT FOR THE EXCHANGE OFFER IS:

                 CHEMICAL MELLON SHAREHOLDER SERVICES, L.L.C.

           The date of this Offering Circular is February 28, 1996.

   No dealer, salesperson or other person has been authorized to give any information or make any representation not contained in this Offering Circular, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or Chemical Mellon Shareholder Services, L.L.C., the Depositary for the receipts of the Depositary Shares and Information Agent for the Exchange Offer (the "Depositary"). This Offering Circular does not constitute an offer to sell the Depositary Shares or a solicitation of an offer to buy any of the Common Stock offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

   THIS OFFERING CIRCULAR HAS BEEN PREPARED SOLELY FOR, AND SHOULD BE USED ONLY IN CONNECTION WITH, THE EXCHANGE OFFER DESCRIBED HEREIN IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AFFORDED BY SECTION 3(A)(9) THEREOF. THE COMPANY, THEREFORE, WILL NOT PAY ANY COMMISSION OR OTHER REMUNERATION TO ANY BROKER, DEALER, SALESMAN OR OTHER PERSON FOR SOLICITING TENDERS OF THE DEPOSITARY SHARES. REGULAR EMPLOYEES OF THE COMPANY, WHO WILL NOT RECEIVE ADDITIONAL COMPENSATION THEREFOR, MAY SOLICIT EXCHANGES FROM HOLDERS OF THE DEPOSITARY SHARES. THE COMPANY HAS NO ARRANGEMENT OR UNDERSTANDING WITH ANY BROKER, SALESMAN OR OTHER PERSON TO SOLICIT TENDERS OF DEPOSITARY SHARES.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Company's Current Report on Form 8-K filed on February 13, 1996, its Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Form 10-K"), its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (the "Form 10-Q"), and the Notice of the Annual Meeting of Stockholders and Proxy Statement dated May 16, 1995, which have been filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are attached to this Offering Circular as Appendices A, B, C and D, respectively, and are incorporated herein by this reference.

   Any documents filed by the Company pursuant to Sections 13(a) and (c) and 14 of the Exchange Act after the date of this Offering Circular and prior to the Expiration Date shall be deemed to be incorporated by reference into this Offering Circular and to be made a part hereof. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Offering Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

   The Company undertakes to provide, without charge, to each person to whom this Offering Circular is delivered, upon the written or oral request of any such person, a copy of any or all of the documents, other than the documents that are attached as Appendices to this Offering Circular, that have been incorporated in this Offering Circular by reference (but excluding the exhibits to any such incorporated documents). Any such request should be directed to Lewis Galoob Toys, Inc., 500 Forbes Boulevard, South San Francisco, California 94080, Attention: Corporate Secretary, telephone (415) 952-1678, extension 2206.

                              TABLE OF CONTENTS

                                                                                       PAGE
                                                                                     --------
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .....................................  2
SUMMARY .............................................................................  4
RISK FACTORS ........................................................................ 13
BACKGROUND OF THE EXCHANGE OFFER .................................................... 18
FAIRNESS OPINIONS ................................................................... 19
THE EXCHANGE OFFER .................................................................. 23
CERTAIN FEDERAL INCOME TAX CONSEQUENCES ............................................. 31
MARKET PRICE OF SECURITIES .......................................................... 33
DIVIDENDS ........................................................................... 34
CAPITALIZATION ...................................................................... 35
SELECTED CONSOLIDATED FINANCIAL DATA ................................................ 36
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS ......................................................................... 37
BUSINESS ............................................................................ 42
PRINCIPAL STOCKHOLDERS .............................................................. 49
DESCRIPTION OF SECURITIES ........................................................... 50
LEGAL MATTERS ....................................................................... 55
INDEPENDENT ACCOUNTANTS ............................................................. 55
Exhibit A--Fairness Opinion of Gerard Klauer Mattison & Co., LLC .................... A-1
Exhibit B--Fairness Opinion of Schroder Wertheim & Co. Incorporated  ................ B-1
Appendix A--Current Report on Form 8-K filed February 13, 1996
Appendix B--Annual Report on Form 10-K for the Year Ended December 31, 1994
Appendix C--Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1995
Appendix D--Notice of Annual Meeting of Stockholders and Proxy Statement dated
 May 16, 1995


                                   SUMMARY

   The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Offering Circular or the Appendices hereto or incorporated by reference herein.

                                 THE COMPANY

   The Company designs, develops, markets and sells high quality toys worldwide and has been engaged in the toy business since 1957. The Company's strategies in selecting and developing product lines are to focus primarily on low to medium priced extendable product lines that are brandable, to capitalize on current trends in the toy industry and popular culture and to expand and diversify its product categories. Consistent with these strategies, the types of products which have produced the preponderance of the Company's revenues have changed significantly. This product change evolved both by developing and procuring new toys which are based on original ideas and by seeking to obtain and develop new entertainment licenses.

   The Company's products are generally sold worldwide, with a substantial portion of its revenues derived from sales in the United States and Europe. The Company sells its products principally to retailers in the United States and to toy distributors outside of the United States. U.S. retail outlets for the products include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores and variety stores. See "Business--Distribution and Sales." The Company's products are generally manufactured overseas, primarily in the People's Republic of China ("China").

   The Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products based on such trends in a timely and efficient manner. As a result of changing consumer tastes, individual toys usually have relatively short product lives. Consequently, an increase or decrease in popularity of a particular item during any year could have a material impact on revenues and profit for that year.

   The Company has historically marketed a variety of toy products designed for children of both sexes and of different age groups. In recent years, the Company's main emphasis has been to develop, extend and expand its core brand, Micro Machines(Registered Trademark), and to diversify the balance of its other product lines by building other multi-year thematic brands. See "Business--Licensing and Related Rights; Trademarks."

   Consistent with the extendable product life strategy, the Company's Micro Machines product line, first introduced in 1987, has generated significant sales for a much longer product life than most toy products, and the Company believes that the product line will continue to generate significant sales in the immediate future. Micro Machines sales represented 44% of the Company's total revenues in 1995, 51% in 1994 and 41% in 1993. Continuing demand for this product line was strong and shipments for certain new 1996 product lines commenced in the fourth quarter of 1995. While the Micro Machines line has generated continuing sales for an extended period of time, there can be no assurance that the demand for Micro Machines products will continue at current or previous levels.

GENERAL

   The Company was incorporated under the laws of the State of California in 1968. The Company was reincorporated in the State of Delaware in 1987. The Company's principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California 94080 and its telephone number is (415) 952-1678.

                             RECENT DEVELOPMENTS

   On February 6, 1996, the Company filed a Registration Statement on Form S-1 (the "Registration Statement") relating to the offering of Common Stock of the Company issuable upon (i) the conversion of the Company's 8% Convertible Subordinated Debentures due 2000 (the "Debentures"), in accordance with the provisions of the registration rights agreement governing the Debentures and (ii) the exercise of certain warrants to purchase 172,527 shares of Common Stock. On February 12, 1996, the Company announced a call for redemption of its Debentures (the "Redemption"). Under the terms of the Redemption, the Debentures outstanding will be redeemed on or about March 22, 1996, unless converted into Common Stock by the holders thereof prior to the date of Redemption. Until the date of the Redemption, the Debentures are convertible into an aggregate of 1,511,873 shares of Common Stock at the rate of $9.26 principal amount for each share of Common Stock (the "Conversion").

   On February 8, 1996, the Company announced its audited results for the year ended December 31, 1995. For the second consecutive year, the Company had record sales and earnings in the fourth quarter and its best full year operating performance since 1989. Net profits applicable to the Common Stock increased 78% compared to the prior year fourth quarter period. Sales in the fourth quarter increased 29% from the prior year comparable period. Net profits applicable to the Common Stock for 1995 increased 80% from 1994. Sales increased from $178.8 million in 1994 to $220.0 million in 1995 principally due to the success of the Company's international unit and its worldwide sales of girls' toys. See "Summary--1995 Financial Data."

                              THE EXCHANGE OFFER

TERMS ..................         The Depositary Stockholders are being
                                 offered the opportunity to exchange each of their Depositary Shares for 1.85 shares of Common Stock in the Exchange Offer. In the absence of the Exchange Offer, upon conversion of a Depositary Share, a Depositary Stockholder currently would receive approximately 1.185 shares of Common
                                 Stock. See "The Exchange Offer--Terms of the Exchange Offer."

PURPOSE AND EFFECT
 OF THE EXCHANGE OFFER .         The Finance Committee, in determining to
                                 proceed with the Exchange Offer, considered, among other things, the fact that the Exchange Offer will enable the holders of the Depositary Shares to obtain value (based on the NYSE close on February 9, 1996) exceeding both the market price of the Depositary Shares prior to the announcement of the Exchange Offer as well as the amount of the per share cash redemption value plus unpaid dividend arrearages ($27.06) on the Depositary Shares. See "Background of the
                                 Exchange Offer"; "Fairness Opinions"; "The
                                 Exchange Offer--Purpose and Effect of the Exchange Offer." The Exchange Ratio was determined by the Finance Committee with the advice of the Company's financial advisor, GKM, based upon, among other things, the relative trading ranges of the Common Stock and Depositary Shares preceding the date of determination, to provide an economic incentive to the Depositary Stockholders to exchange their Depositary Shares for shares of Common Stock. The Company believes the
                                 Exchange Offer will enhance the Company's financial position and ability to capitalize on opportunities for continued growth.

                                 The principal effects of an acceptance of the Exchange Offer, among other things, are that the tendering Depositary Stockholders:

                                   (a) will currently receive 1.85 shares of
                                 Common Stock upon exchange of a Depositary
                                 Share as compared to, upon conversion,
                                 approximately 1.185 shares of Common Stock, subject to future adjustments for certain other events, but

                                   (b) will lose all of the existing rights
                                 and preferences of the Depositary Shares exchanged in the Exchange Offer, including but not limited to, (i) the right to cumulative dividends, if and when paid, at the rate of $1.70 per Depositary Share per annum, (ii) the right, upon conversion, to receive for each Depositary Share converted, approximately 1.185 shares of Common Stock, subject to future adjustments for certain other events, and (iii) a liquidation preference of $20.00 per Depositary Share (plus accumulated and unpaid dividends thereon). See "The Exchange
                                 Offer--Acceptance Not Mandatory" and
                                 "Description of Securities--Preferred
                                 Stock."

                                 The Finance Committee has unanimously
                                 approved the Exchange Offer, has determined that the Exchange Offer is in the best interest of the Company and is fair to its stockholders, and recommends that the holders of the Depositary Shares accept the Exchange Offer. GKM, the Company's financial advisor, has delivered an opinion to the Board of Directors that, as of the date hereof, the Exchange Offer is fair, from a financial point of view, to the holders of the Common Stock. A copy of the opinion of GKM is attached to this Offering Circular as Exhibit A. See "Fairness Opinions--Common Stock." The Finance Committee has received an opinion from Schroder Wertheim that, based on certain assumptions and conditions and subject to certain limitations set forth in such opinion, as of the date hereof, the Exchange Ratio is fair to the holders of the Depositary Shares from a financial point of view. A copy of the opinion of Schroder Wertheim is attached to this Offering Circular as Exhibit B. See "Fairness Opinions --Preferred Stock."

ACCEPTANCE NOT MANDATORY ..      Depositary Stockholders are free to exchange
                                 or not exchange their Depositary Shares for shares of Common Stock in the Exchange Offer and may tender all or a portion of their Depositary Shares by properly completing and delivering a Letter of Transmittal, together with the receipts evidencing their
                                 Depositary Shares, to the Depositary. No vote of the Depositary Stockholders is required in connection with the Exchange
                                 Offer. There can be no assurance that the Company will reinstate the dividends or pay any dividend arrearages on any remaining
                                 Depositary Shares after completion of the Exchange Offer. See "The Exchange
                                 Offer--Acceptance Not Mandatory; --Procedure for Exchanging Depositary Shares."

PROCEDURE FOR EXCHANGING
 DEPOSITARY SHARES .....         For a Depositary Stockholder to exchange his
                                 or her Depositary Shares for shares of
                                 Common Stock pursuant to the Exchange Offer, depositary receipts evidencing the
                                 Depositary Shares being exchanged hereby (or confirmation of receipt of such Depositary
                                 Shares pursuant to the procedures for book entry set forth herein), together with a properly completed and duly executed Letter of Transmittal, any required signature guaran-tees, and any other documents required by the Letter of Transmittal, must be received on or prior to the Expiration Date by the Depositary at one of the addresses set forth on the back cover of this Offering Circular.
                                 See "The Exchange Offer--Procedure for
                                 Exchanging Depositary Shares--Tender of
                                 Depositary Shares."

WITHDRAWAL RIGHTS ......         Any Depositary Shares tendered pursuant to
                                 the Exchange Offer may be withdrawn, subject to the procedures set forth herein, at any time prior to the Expiration Date and, unless accepted for exchange by the Company, may be withdrawn at anytime after 12:00 midnight on April 23, 1996 (such date and time being the expiration of 40 business days from the commencement of the Exchange
                                 Offer). See "The Exchange Offer-- Withdrawal
                                 Rights."

CONDITIONS OF THE
 EXCHANGE OFFER .........        The completion of the Exchange Offer is
                                 subject to certain conditions, including (i) the Redemption and/or the Conversion of the Debentures (which is scheduled to occur on or prior to March 22, 1996) and (ii) at least 75% of the Depositary Shares being validly tendered and not withdrawn prior to the Expiration Date. See "Summary--Recent
                                 Developments" and "The Exchange
                                 Offer--Conditions of the Exchange Offer;
                                 --Expiration Date; Extension of the Exchange
                                 Offer. "

EXPIRATION DATE; EXTENSION
 OF THE EXCHANGE OFFER .         The Exchange Offer will expire at 5:00 p.m.,
                                 New York City time, on March 29, 1996,
                                 unless extended by the Company (the
                                 "Expiration Date"), and is subject to prior termination, extension and amendment by the Company. See "The Exchange Offer--Expiration
                                 Date; Extension of the Exchange Offer;
                                 --Extension, Termination, Amendments."

CERTAIN FEDERAL INCOME
 TAX CONSEQUENCES .........      For a summary of certain federal income tax
                                 consequences of the Exchange Offer, see
                                 "Certain Federal Income Tax Consequences."

MARKET PRICES OF COMMON
 STOCK AND DEPOSITARY SHARES     The Common Stock (NYSE symbol: GAL) and
                                 Depositary Shares (NYSE symbol: GALPR) are traded on the NYSE. On February 9, 1996, the last trading day prior to the announcement of the Exchange Offer, the closing sale prices of the Common Stock and Depositary
                                 Shares, as reported by the NYSE, were $17.25 and $25.375, respectively. As of February
                                 27, 1996, the last trading day prior to the commencement of the Exchange Offer, the closing sales prices of Common Stock and the Depositary Shares, as reported on the NYSE, were $16.00 and $29.00, respectively.
                                 DEPOSITARY STOCKHOLDERS ARE URGED TO OBTAIN
                                 A CURRENT MARKET QUOTATION FOR THE COMMON
                                 STOCK AND THE

                                 DEPOSITARY SHARES. SEE "MARKET PRICE OF
                                 SECURITIES."

DESCRIPTION OF
 SECURITIES ............         As of December 31, 1995, the Company had
                                 10,089,961 shares of Common Stock and
                                 1,839,500 Depositary Shares issued and
                                 outstanding. In addition, at the date of this Exchange Offer, there were outstanding
                                 (i) warrants to purchase 567,866 shares of Common Stock, (ii) options to purchase an aggregate of 1,330,092 shares of Common
                                 Stock and (iii) the Debentures convertible into 1,511,873 shares of Common Stock.

                                 On February 12, 1996, the Debentures were called for Redemption in accordance with their terms. Pursuant to the terms of the Debentures, the Conversion may occur prior to the date of Redemption. See "Summary--Recent Developments."

                                 If all of the Depositary Shares are tendered pursuant to the Exchange Offer, the warrants for 172,527 shares of Common Stock (which are part of the Registration Statement) are exercised and, prior to the Redemption, all of the Debentures are converted, the number of shares of Common Stock issued and outstanding will be increased by approximately 5,087,475 shares to 15,177,436 shares, based on the number of shares of Common Stock issued and outstanding on December 31, 1995, excluding the shares issuable upon exercise of currently outstanding options and warrants which are not part of the Registration Statement.

DEPOSITARY AND
 INFORMATION AGENT .....         Chemical Mellon Shareholder Services, L.L.C.
                                 is serving as Depositary of the receipts evidencing Depositary Shares tendered in the Exchange Offer and Information Agent for the
                                 Exchange Offer. Requests for assistance, additional information and additional copies of the Offering Circular or the Letter of Transmittal should be directed to the Depositary at one of the addresses or the telephone number set forth on the last page of the Offering Circular or to William G.
                                 Catron, Executive Vice President, General
                                 Counsel and Chief Administrative Officer of the Company.

                             1995 FINANCIAL DATA

   On February 8, 1996, the Company announced its detailed financial results for the year ended December 31, 1995 as follows:

                                                THREE MONTHS ENDED     TWELVE MONTHS ENDED
                                                    DECEMBER 31            DECEMBER 31
                                              ---------------------  ----------------------
                                                  1995       1994        1995        1994
                                              ----------  ---------  ----------  ----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues ................................  $ 82,966     $64,565    $220,044    $178,792
Costs of products sold ......................    42,116      35,575     132,061     104,592
                                              ----------  ---------  ----------  ----------
Gross margin ................................    40,850      28,990      87,983      74,200
Operating expenses:
 Advertising and promotion ..................    13,501      11,133      31,240      30,616
 Other selling and administrative ...........    13,392       9,506      35,868      26,974
 Research and development ...................     1,691         818       7,886       7,288
                                              ----------  ---------  ----------  ----------
  Total operating expenses ..................    28,584      21,457      74,994      64,878
                                              ----------  ---------  ----------  ----------
Earnings from operations ....................    12,266       7,533      12,989       9,322
Net proceeds from Nintendo award ............         0           0           0      12,124
Interest expense ............................    (1,072)       (879)     (3,429)     (2,609)
Other income (expense), net .................       226          57         439         365
                                              ----------  ---------  ----------  ----------
Earnings before income taxes ................    11,420       6,711       9,999      19,202
Provision for income taxes ..................       600         301         600         778
                                              ----------  ---------  ----------  ----------
Net earnings ................................    10,820       6,410       9,399      18,424
Preferred stock dividends in arrears  .......       782         782       3,127       3,127
                                              ----------  ---------  ----------  ----------
Net earnings applicable to common shares  ...   $10,038     $ 5,628    $  6,272    $ 15,297
                                              ==========  =========  ==========  ==========
Common shares--average ......................    10,756      10,302      10,451      10,111
Net earnings per common share ...............   $  0.93     $  0.55    $   0.60    $   1.51
Net earnings per common share--fully diluted    $  0.76     $  0.48    $   0.60    $   1.41


                                        DECEMBER 31    DECEMBER 31
                                           1995           1994
                                      -------------  -------------
BALANCE SHEET DATA:
ASSETS
CURRENT ASSETS
 Cash and cash equivalents ..........    $  2,030       $  2,225
 Accounts receivable ................      68,402         57,883
 Inventories ........................      17,491         16,824
 Tooling and related costs ..........       8,311          8,379
 Prepaid expenses and other assets  .      10,348          5,492
                                      -------------  -------------
   TOTAL CURRENT ASSETS .............     106,582         90,803
LAND, BUILDING AND EQUIPMENT, NET  ..       8,913          8,400
OTHER ASSETS ........................       4,589          1,563
                                      -------------  -------------
                                         $120,084       $100,766
                                      =============  =============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Notes payable ......................    $ 15,071       $  6,971
 Accounts payable ...................      17,141         14,973
 Accrued expenses ...................      14,547         14,939
 Income taxes payable ...............         731            499
 Current portion of long-term debt  .       4,422            202
                                      -------------  -------------
   TOTAL CURRENT LIABILITIES  .......    $ 51,912       $ 37,584

LONG-TERM DEBT ......................      14,000         18,414
SHAREHOLDERS' EQUITY:
 Preferred stock ....................      36,790         36,790
 Common stock .......................         101            101
 Additional paid-in capital .........      31,579         31,506
 Retained earnings (deficit)  .......     (13,851)       (23,182)
 Cumulative translation adjustment  .        (447)          (447)
                                      -------------  -------------
   TOTAL SHAREHOLDERS' EQUITY  ......      54,172         44,768
                                      -------------  -------------
                                         $120,084       $100,766
                                      =============  =============

                   SUMMARY PRO FORMA FINANCIAL INFORMATION

   Set forth below is certain historical unaudited consolidated financial information and unaudited summary pro forma consolidated financial information of the Company for the nine month period ended September 30, 1995 and the year ended December 31, 1995, which information has been adjusted to reflect the assumed exchange and retirement of 100% and 75%, respectively, of the Depositary Shares pursuant to the Exchange Offer, 100% conversion of the Debentures prior to the Redemption and the exercise of the warrants for 172,527 shares of Common Stock, effective January 1, 1995 for the Income Statements and the balance sheet date for the Balance Sheets, and the issuance upon such exchange, conversion and exercise of an aggregate of 5,087,475 and 4,236,706 shares of Common Stock, respectively. The assumptions on which the pro forma financial information is based are further described in the accompanying footnotes.

                            HISTORICAL      PRO FORMA (1)    PRO FORMA (2)     HISTORICAL    PRO FORMA (1)   PRO FORMA (2)
                         ---------------  ---------------  ---------------  --------------  --------------  --------------
                            NINE MONTHS      NINE MONTHS      NINE MONTHS      YEAR ENDED      YEAR ENDED      YEAR ENDED
                          ENDED SEPTEMBER  ENDED SEPTEMBER  ENDED SEPTEMBER   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                             30, 1995         30, 1995         30, 1995           1995            1995            1995
                         ---------------  ---------------  ---------------  --------------  --------------  --------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT:
Net revenues ...........     $137,078       $ 137,078    $   137,078            $220,044        $220,044        $220,044
Net earnings (loss)  ...       (1,421)           (543)          (543)              9,399          10,499          10,499
Net earnings (loss)
 applicable to common
 shares ................       (3,766)          (543)(6)     (1,129)(6)            6,272          10,499(6)        9,717(6)
Net earnings (loss) per
 share of Common Stock
 Primary (3) ...........     $  (0.37)      $  (0.04) $       (0.08)            $   0.60        $   0.68        $   0.66
 Fully Diluted .........     $  (0.37)      $  (0.04) $       (0.08)(4)         $   0.60        $   0.68        $   0.66(4)
Ratio of earnings to
 fixed charges and
 preferred stock
 dividends (7) .........         0.28           0.72           0.56                 1.90            4.82            3.76

                          AS OF SEPTEMBER  AS OF SEPTEMBER  AS OF SEPTEMBER  AS OF DECEMBER  AS OF DECEMBER  AS OF DECEMBER
BALANCE SHEET (5):           30, 1995         30, 1995         30, 1995         31, 1995        31, 1995        31, 1995
                         ---------------  ---------------  ---------------  --------------  --------------  --------------
Working capital ........     $ 52,387       $  52,911    $    52,911            $ 54,670        $ 55,194        $ 55,194
Total assets ...........      117,344         117,344        117,344             120,084         120,084         120,084
Shareholders' equity  ..       43,425          57,949         57,949              54,172          68,696          68,696
Book Value per share of
 Common Stock ..........     $  (0.43)      $    3.82    $      3.21            $   0.56        $   4.53        $   3.95

------------

  (1) Assumes that 100% of the Debentures have been converted, the exercise of the warrants for 172,527 shares of Common Stock, and that 100% of the outstanding Depositary Shares were exchanged into an aggregate of 5,087,475 shares of Common Stock on January 1, 1995. As a result of the assumed conversion of the Depositary Shares, the dividend requirements for Depositary Shares are eliminated while the average number of shares of Common Stock and Common Stock equivalents outstanding are increased.

  (2) Assumes that 100% of the Debentures have been converted, the exercise of the warrants for 172,527 shares of Common Stock, and that 75% of the outstanding Depositary Shares were exchanged into an aggregate of 4,236,706 shares of Common Stock on January 1, 1995. As a result of the assumed conversion of the Depositary Shares, the dividend requirements for Depositary Shares are reduced by 75% while the average number of shares of Common Stock and Common Stock equivalents outstanding are increased.

  (3) Based upon the weighted average shares of Common Stock and Common Stock equivalents actually outstanding of 10,068,190 at September 30, 1995 and 10,451,450 at December 31, 1995, plus 5,087,475 and 4,236,706 additional shares, assuming 100% and 75% exchange rates, respectively, of the Depositary Shares, effective January 1, 1995.

  (4) Assumes conversion of the 459,875 Depositary Shares assumed not to have been exchanged pursuant to the Exchange Offer, effective January 1, 1995, at a rate of approximately 1.185 shares of Common Stock for each Depositary Share, or 545,037 shares of Common Stock.

  (5) The Company's consolidated pro forma balance sheets as of September 30, 1995 and December 31, 1995 have been adjusted to reflect the assumed 100% conversion of the Debentures, the exercise of the warrants for 172,527 shares of Common Stock, and the consummation of the Exchange Offer as of January 1, 1995, assuming that 100% and 75%, respectively, of the 1,839,500 issued and outstanding Depositary Shares were exchanged in the Exchange Offer. The pro forma consolidated balance sheet information also gives effect to the fees and expenses the Company will be required to pay in cash in connection with the Exchange Offer, estimated to be $1,000,000, which would be accounted for by the Company as a reduction to capital in excess of par.

  (6) Does not include the one time non-cash charge for the change in the conversion ratio from approximately 1.185 to 1.85 of $21.1 million and $15.8 million for the exchange of 100% and 75% of the Depositary Shares, respectively. This charge does not affect the income statement or balance sheet; only earnings (loss) applicable to common shareholders and net earnings (loss) applicable to shares of Common Stock.

  (7) The ratio of earnings to fixed charges and preferred stock dividends were 3.22 for the nine month period ended September 31, 1994 and 3.51 for the year ended December 31, 1994.

                     SUMMARY CONSOLIDATED FINANCIAL DATA

   The information set forth below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto which are set forth in the Form 10-Q and 1994 Form 10-K included in this Offering Circular as Appendices C and B, respectively.

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,                          YEARS ENDED DECEMBER 31,
                                   ----------------------  ---------------------------------------------------------------
                                       1995        1994        1994         1993         1992         1991         1990
                                   ----------  ----------  ----------  ------------  -----------  -----------  -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net revenues .....................   $137,078    $114,227    $178,792     $134,334     $166,280     $150,636     $126,943
                                   ==========  ==========  ==========  ============  ===========  ===========  ===========
Net earnings (loss) ..............     (1,421)     12,014      18,424      (10,924)      (2,447)      (7,540)     (29,245)
Preferred stock dividends:
 Paid ............................         --          --          --           --          782        3,127        3,127
 In arrears ......................      2,345       2,345       3,127        3,127        2,345           --           --
                                   ----------  ----------  ----------  ------------  -----------  -----------  -----------
Net earnings (loss) applicable to
 common shares ...................   $ (3,766)   $  9,669    $ 15,297     $ (14,051)   $  (5,574)   $(10,667)    $(32,372)
                                   ==========  ==========  ==========  ============  ===========  ===========  ===========
Net earnings (loss) per
 common share:
 Primary .........................   $  (0.37)   $   0.96    $   1.51     $  (1.47)    $  (0.59)    $  (1.14)    $  (3.48)
                                   ==========  ==========  ==========  ============  ===========  ===========  ===========
 Fully diluted ...................   $  (0.37)   $   0.91    $   1.41     $  (1.47)    $  (0.59)    $  (1.14)    $  (3.48)
                                   ==========  ==========  ==========  ============  ===========  ===========  ===========
Number of common shares and
 common shares equivalents
 outstanding--average ............     10,068      10,047      10,111        9,548        9,400        9,325        9,315

                                       AT SEPTEMBER 30,                             AT DECEMBER 31,
                                   ----------------------  ---------------------------------------------------------------
                                       1995        1994        1994         1993         1992         1991         1990
                                   ----------  ----------  ----------  ------------  -----------  -----------  -----------
BALANCE SHEET DATA:
Working capital ..................   $ 52,387   $  47,184   $  53,219    $  30,813    $  27,070    $  29,127    $  37,914
Total assets .....................    117,344      93,653     100,766       71,005       71,604       64,016       75,546
Long-term debt ...................     18,256      18,258      18,414       18,608        4,944        5,244        5,541
Shareholders' equity .............     43,425      38,578      44,768       22,162       32,246       35,092       45,610

                                 RISK FACTORS

   The Common Stock included in the Exchange Offer involves a high degree of risk and Depositary Stockholders should carefully consider, among other things, the following factors relating to the differences between the Common Stock and the Depositary Shares before making any decision to exchange their Depositary Shares for shares of Common Stock.

   The Depositary Stockholders are being offered, for a limited time, the opportunity to exchange their Depositary Shares for 1.85 shares of Common Stock in the Exchange Offer. The terms of the Common Stock provide less protection than the terms of the Preferred Stock represented by the Depositary Shares against risks associated with the Company and its business and, accordingly, the Common Stock involves a higher degree of risk than the Depositary Shares. It is therefore important that the Depositary Stockholders carefully compare the rights and privileges of the Depositary Shares and the Common Stock, in light of their assessment of the performance, prospects and risks of the Company, in order to decide whether and to what extent they wish to exchange their Depositary Shares for shares of Common Stock in the Exchange Offer.

   Loss of Rights and Privileges of Depositary Stockholders Who Exchange Their Shares in the Exchange Offer. As described below, a Depositary Stockholder who exchanges all or portion of his or her Depositary Shares for Common Stock will no longer own the Depositary Shares exchanged and, consequently, will no longer be entitled to any of the rights and privileges of the Depositary Shares or the Preferred Stock represented by the Depositary Shares, including, but not limited to, the fixed cumulative dividends payable thereon, the anti-dilution protection adjusting the number of shares of Common Stock receivable upon conversion of Depositary Shares upon the occurrence of certain events, and the liquidation preference therefor, as follows:

       Loss of Cumulative Quarterly Dividend. Dividends on the Depositary Shares are payable at the rate of $1.70 per Depositary Share per annum, quarterly, on the first day of January, April, July and October of each year as of January 1, 1990, when, as and if declared by the Board of Directors of the Company (the "Board of Directors"). Dividends not paid accumulate and all accumulated dividends must be paid before any dividends are declared or paid on the Common Stock or any capital stock ranking junior to the Preferred Stock. By exchanging Depositary Shares herein, the Depositary Stockholders are waiving their right to receive any accumulated and unpaid dividends on the Depositary Shares (currently $6.375 per Depositary Share). The Board of Directors determined not to declare and pay the quarterly dividend of $0.425 per Depositary Share payable on July 1, 1992, which dividend has accumulated. Since the Company has failed to pay dividends for six or more quarterly payment periods, whether or not consecutive, the holders of the Preferred Stock are entitled to elect a number of directors equal to the greater of two or such number that would result in such holders electing at least 20% of the members of the Company's Board of Directors, which right terminates upon the payment of all accrued dividends. Accordingly, the holders of the Preferred Stock elected Hoffer Kaback and George Riordan to the Board of Directors. There can be no assurance that the Company will reinstate the dividends or pay any dividend arrearages on any remaining Depositary Shares after completion of the Exchange Offer.

       Loss of Anti-Dilution Protection. At the election of the holder thereof, each outstanding Depositary Share, by its terms, is convertible into Common Stock at any time prior to redemption at a conversion rate currently equal to approximately 1.185 shares of Common Stock for each Depositary Share. The conversion rate is subject to adjustment from time to time in the event of (i) the issuance of Common Stock as a dividend or distribution on any class of capital stock of the Company, (ii) the combination, subdivision or reclassification of the Common Stock, (iii) the distribution to all holders of Common Stock of evidence of the Company's indebtedness or assets (including securities, but excluding cash dividends or options, warrants or convertible securities with an exercise or conversion price per share less than current market price). No adjustment in the conversion rate will be required until cumulative adjustments require an adjustment of at least 1% in the conversion price. No fractional shares will be issued upon conversion, but any fractions will be adjusted in cash on the basis of the then current market price of the Common Stock. No payment of accumulated and unpaid dividends will be made upon conversion.

       Loss of Liquidation Preference. Upon liquidation, dissolution or winding up of the Company, holders of Depositary Shares are entitled to receive liquidation distributions equivalent to $20.00 per Depositary Share (plus accumulated and unpaid dividends) before any distribution to holders of the Common Stock or any capital stock ranking junior to the Preferred Stock. See "Description of Securities--Preferred Stock."

   No Dividends on Common Stock. The Company has never paid any dividends, and does not intend to pay any dividends, on its Common Stock in the foreseeable future. See "Dividends."

   Potential Adverse Effects on Depositary Shares Not Exchanged. The Company will retire and not reissue Depositary Shares and the underlying shares of Preferred Stock exchanged for shares of Common Stock in the Exchange Offer. The exchange of Depositary Shares in the Exchange Offer will reduce the number of Depositary Shares which trade publicly and could adversely affect the liquidity and market value of the remaining outstanding Depositary Shares. The extent of trading of the Depositary Shares on the NYSE will depend upon the number of outstanding Depositary Shares, the market value of the remaining publicly-held Depositary Shares, the number of Depositary Stockholders, the interest of securities firms in maintaining a market in the Depositary Shares, any termination of registration of the Depositary Shares under the Exchange Act as described below and other factors. The Company cannot predict whether the reduction in the number of Depositary Shares that might otherwise trade publicly will have an adverse or beneficial effect on the market price or marketability of the Depositary Shares.

   Possible Delisting of Depositary Shares from the NYSE. The NYSE may require delisting of the Depositary Shares if, after the Expiration Date, there are less than 100,000 publicly-held Depositary Shares, or the market value of the remaining publicly-held Depositary Shares is less than $2 million. If in excess of 94.6% (or 1,739,500 Depositary Shares) of the Depositary Shares are exchanged for shares of Common Stock in the Exchange Offer or about 30% of the Depositary Stockholders exchange their Depositary Shares, the Company may no longer satisfy all of the requirements for the Depositary Shares to continue to be designated as a NYSE security. Accordingly, there can be no assurance that the Depositary Shares will continue to be listed on the NYSE after the Expiration Date. See "The Exchange Offer--Purpose and Effect of the Exchange Offer."

   Possible Termination of Registration of the Depositary Shares under the Exchange Act. The Depositary Shares are currently registered under the Exchange Act. Registration of the Depositary Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Depositary Shares are neither listed on the NYSE or another national securities exchange nor held of record by 300 or more persons. Termination of registration of the Depositary Shares would make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 thereunder with respect to "going private" transactions, no longer available in respect to the Depositary Shares. If registration of the Depositary Shares under the Exchange Act were terminated, the Depositary Shares would no longer be "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities or be eligible for reporting by the National Association of Securities Dealers, Inc. (the "NASD") through the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). See "The Exchange Offer--Purpose and Effect of the Exchange Offer."

   In addition to other information in this Offering Circular, the following risk factors should be considered carefully in evaluating the Company and its business before making any decision to exchange Depositary Shares for shares of Common Stock.

HISTORICAL NET LOSSES

   The Company has sustained a net loss of $32.4 million, $10.7 million, $5.6 million, and $14.1 million for fiscal years 1990, 1991, 1992 and 1993, respectively. The loss in 1990 is largely attributable to the 44% decline in sales from 1989, primarily in the Micro Machines toy line. In 1991, the Company put in place a new management team that strategically restructured the Company resulting in a return to profitability as planned in 1994 and 1995. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and financial statements of the Company (and related notes thereto) incorporated by reference herein.

CONSUMER PREFERENCES

   The toy industry is affected by changing consumer preferences, resulting in many products in the toy industry being successfully marketed only for a limited period of time (often one year or less). The toy industry is also affected by shifting cultural and demographic trends and general economic conditions. Consequently, the Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products in a timely and efficient manner. The Company may not always be able to respond quickly to changes in consumer preferences, and such inability could have an adverse impact on the Company. See "Business."

DEPENDENCE ON SINGLE PRODUCT CATEGORY

   Historically, a relatively small number of items have contributed a large portion of the Company's revenues in each year. Consequently, a decrease in popularity of a particular item during any year could have a material adverse impact on revenues and profit for that year. The Micro Machines line of collectible, miniature vehicles and accessories accounted for 44%, 51% and 41% of the Company's net revenues for the years 1995, 1994 and 1993, respectively. Continuing demand for this product line was strong and shipments for certain new 1996 product lines commenced in the fourth quarter of 1995. While the Micro Machines line has generated continuing sales for an extended period of time, there can be no assurance that the demand for Micro Machines products will continue at current or previous levels. See "Business."

SEASONALITY

   Because of heavy consumer demand for toy products during the Christmas season, the toy industry is highly seasonal in nature. Consistent with the fact that a disproportionate share of receivables is created late in the year and consistent with U.S. toy industry practices, receivables from a significant portion of domestic sales are not collected until the final weeks of the fourth quarter and the first quarter of the succeeding year, which creates a substantial demand for working capital on a seasonal basis. The results of operations for any quarter are subject to a number of variables and may not reflect the results of operations for the year. Similarly, any comparisons between fiscal periods of successive years may not be indicative of the results of operations for a full year. Orders in the U.S. toy industry are generally cancelable until shipped. Therefore, the Company believes that backlog may not be an accurate indicator of the Company's future sales. See "Business--Seasonality and Backlog."

FOREIGN OPERATIONS

   Nearly all of the Company's products are manufactured to its specifications by nonaffiliated parties located in China and, to a lesser extent, other foreign locations. Therefore, the Company could be affected by political or economic disruptions affecting business in such countries. The Company does not carry insurance for political, social or economic unrest or disruptions for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruptions would depend on general factors, including, but not limited to, the nature, extent and location of such unrest or disruptions and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and
(4) pass cost increases likely to be incurred resultant from (1)-(3) above through to the Company's customers as product price increases. The political unrest in 1989 in China had an insignificant impact on the manufacturing and shipping of the Company's products. There can be no assurance that in the future the Company will not be adversely affected by political or economic disruptions in China or other foreign locations. In addition, changes in the relationship between the United States dollar and the Hong Kong dollar may have an impact on the cost of goods purchased from manufacturers. Further, changes in tariffs could have an adverse effect on the cost of goods imported from the Orient. The Company's products are principally produced in China, which currently is designated with MFN status by the United States. This designation allows products imported into the United States from China to be accorded the most favorable import duties. In late 1994, Congress approved the GATT (Uruguay round), which allows imports into the United States of toy merchandise with unconditional duty-free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions, which could result in the United States imposing higher duties on selective Chinese-made products imported into the United States (these sanctions would be put in place through Section 301). In the past, Section 301 sanctions proposed by the United States did not include sanctions or punitive damages against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in import duty for the Company's products produced in China and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped from China to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese-produced products would depend on several factors including, but not limited to, the Company's ability to (1) procure alternative manufacturing sources outside of China, (2) retrieve its tooling located in China, (3) relocate its production in sufficient time to meet demand and (4) pass cost increases likely to be incurred resultant from (1)-(3) above through to the Company's customers as product price increases. See "Business--Manufacturing."

   In 1994, certain quotas on Chinese-produced toy products were introduced in the European Economic Community. The quotas are not expected to have a material impact on the Company's business in the foreseeable future.

COMPETITION

   The toy industry is highly competitive. The Company competes with several larger domestic and foreign toy companies, such as Hasbro, Mattel, Tyco, Bandai and Playmates, and many smaller companies in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines and the marketing and distribution of its products. Some of these companies have longer operating histories, broader product lines and greater financial resources and advertising budgets than the Company. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. The Company believes that the strength of its management team, quality of its products, its relationships with inventors, designers and licensors, its distribution channels, and its overhead and operational controls permit it to compete effectively in the marketplace. See "Business--Competition."

DEPENDENCE ON KEY PERSONS

   The success of the Company may depend to a significant degree upon the services of Mark D. Goldman, President and Chief Executive Officer of the Company. The Company maintains a key man life insurance policy on Mr. Goldman in the amount of $2,000,000. In addition, the loss of the services of senior management and the inability to attract replacements of these key personnel could have a material adverse effect on the Company.

POTENTIAL PRODUCT LIABILITY

   The Company is engaged in a business which could result in possible claims for injury resulting from the failure of its products. To date, the Company has not been named as a defendant in any product liability lawsuit. While the Company currently maintains product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities. A successful claim brought against the Company resulting in a final judgment in excess of its insurance coverage could have a material adverse effect on the Company. See "--Government Regulations" and "Business--Government Regulations."

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

RELIANCE ON MAJOR CUSTOMERS

   The Company markets and sells its products throughout the world. Sales to customers in the United States accounted for on a consolidated basis approximately 63%, 66% and 66% of net sales in 1995, 1994 and 1993, respectively. In 1995, 1994 and 1993, Toys "R" Us, Inc. accounted for approximately 20% of the Company's consolidated net sales. Any decision by Toys "R" Us, Inc. to substantially reduce or cease its purchases from the Company would have a material adverse effect on the Company's business. See "Business--Distribution and Sales."

GOVERNMENT REGULATIONS

   The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be hazardous and can require a manufacturer to recall such products under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. Products are also designed and tested to meet or exceed ASTM F963, the Standard Consumer Safety Specification for Toy Safety. The Company emphasizes the safety and reliability of its products and has established a strong quality assurance and control program to meet the Company's objective of delivering high quality, safe products. While the Company believes that it is in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future which could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects. See "Business--Government Regulations."

LICENSING AND RELATED RIGHTS

   The Company normally produces substantially all of its products under licenses from other parties. Some of these licenses confer rights to exploit original concepts developed by toy inventors and designers. Other licenses, referred to as entertainment licenses, permit the Company to manufacture and market toys based on characters or properties which develop their own popular identity, often through exposure in various media such as television programs, movies, cartoons and books. Normally most entertainment licenses extend for one to three years and are typically renewable at the option of the Company upon payment of certain minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. Licenses for original ideas typically extend for the commercial life of the product. The Company pays royalties to its licensors which typically range from 2% to 14% of net sales. As a result of increased competition among toy companies for licenses, in certain instances the Company has paid, and may in the future be required to pay, higher royalties and higher minimum guaranteed payments in order to obtain attractive properties for the development of product lines. See "Business--Licensing and Related Rights; Trademarks."

   The Company is an active participant in the market for entertainment licenses and has obtained domestic and international license rights for most of its products. A determination to acquire an entertainment license must frequently be made before the commercial introduction of the property in which a licensed character or property appears, and license arrangements often require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of an entertainment licensing program is dependent upon the ability of management to assess accurately the future success and popularity of the properties which it is evaluating, to bid for products on a selective basis in accordance with such evaluation, and to capitalize on the properties for which it has obtained licenses in an expeditious manner. There can be no assurance that the Company will be able to enter into entertainment licensing arrangements in the future for successful and popular properties on terms acceptable to the Company.

TRADEMARKS AND PROPRIETARY TECHNOLOGY

   Most of the Company's products are sold under trademarks and certain products incorporate patented devices or designs. The Company customarily seeks protection of its product patents and major product trademarks in the United States and certain other countries. These trademarks, such as Micro Machines, are significant assets of the Company. The Company believes that the loss of certain of its license rights or trademarks for particular product lines may have a material adverse effect on its business. However, the Company believes its rights to these properties are adequately protected. See "Business--Licensing and Related Rights; Trademarks."

ANTI-TAKEOVER PROVISIONS

   The Company's Certificate of Incorporation (the "Certificate") and By-Laws (the "By-Laws") contain, among other things, provisions establishing a classified Board of Directors, authorizing shares of preferred stock with respect to which the Board of Directors has the power to fix the rights, preferences, privileges and restrictions without any further vote or action by the stockholders, and requiring the vote of holders of 80% of the voting power of the Company in order to remove directors, amend the By-Laws and approve certain business combinations with "Related Persons." Such provisions may delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving the Company that some or a majority of the Company's stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price for the Common Stock. In addition, such provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company before making a bid for the Common Stock at a premium over the market price of the Common Stock. Such provisions may also adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. See "Description of Securities--Preferred Stock and--Certain Provisions of the Company's Certificate of Incorporation and By-Laws."

                       BACKGROUND OF THE EXCHANGE OFFER

   Following the October, 1989 public offering and sale of the Preferred Stock, the Company suffered a significant deterioration of its business. Sales of its principal brand, Micro Machines, declined from a peak of approximately $169,100,000 in 1989 to approximately $43,004,000 in 1991. This decline was not offset by the successful introduction of new promotional products. In addition, the Company's general and administrative expenses had increased to support substantially greater levels of sales than the Company was able to generate. Accordingly, the Company experienced a loss of more than $32,000,000 in 1990, reducing the Company's stockholders' equity by more than 40%.

   In mid-1991, the Company changed its senior management and initiated a multi-year turn around program intended to establish consistent profitability. That program involved changes in marketing and management approaches. The Company announced an intention to focus on multi-year, extendable product lines and brands with individual items carrying relatively low price points. The initial objective of this strategy was to revitalize and restore growth to the Micro Machine's brand. In order to improve the Company's relationship with its customers and increase operating efficiencies, the Company determined to impose additional discipline on its product development cycle so that research and development activities would be concluded in time for orderly and efficient manufacture of new products and timely delivery to retailers in coordination with the Company's advertising and promotional efforts. The alteration of the Company's approach to product development inherently meant that there would be a period of decline in product introductions, and, therefore, revenues as the Company ceased to attempt to increase sales through relatively late additions of new products to each year's line.

   The Company recognized that one of the immediate effects of its multi-year turn around program would be the continued recognition of losses in the near term and the reduction of the financial resources available to the Company to effectuate the program. On June 10, 1992, the Company announced that it was suspending the preferred dividends payable with respect to the Depositary Shares in order to conserve the resources necessary to finance the turn around program. The Company further determined that issues surrounding the Depositary Shares and the dividend arrearage on those shares could not be addressed until the Company was confident of its ability to establish consistent profitability.

   The implications and effects of the cessation of the dividends relating to the Preferred Stock were examined by the Company regularly since the payment of those dividends was discontinued. The Company believed that the continued accretion of accrued and unpaid dividends as a right senior to the Common Stock adversely affected the value of the Common Stock and the Company's access to the capital markets. As the cumulative amount of unpaid dividends increased, it became apparent that to pay arrearages in cash would weaken the Company's balance sheet. The Company did not believe that the negative effects of the failure to pay dividends on the Depositary Shares would be substantially reduced by the mere resumption of current dividend payments. The Company did believe that those effects would be reduced as a result of an offer to issue to holders of the Depositary Shares Common Stock at a premium to the current market value

   The Finance Committee, in determining to proceed with the Exchange Offer, considered, among other things, the fact that the Exchange Offer will enable the holders of the Depositary Shares to obtain value (based on the NYSE close on February 9, 1996) exceeding both the market price of the Depositary Shares prior to the announcement of the Exchange Offer as well as the amount of the per share cash redemption value plus unpaid dividend arrearages ($27.06) on the Depositary Shares. The Finance Committee unanimously approved the Exchange Offer and determined that the Exchange Offer was fair and in the best interest of the Company and its stockholders. Prior to publishing a formal recommendation to the holders of Depositary Shares, the Finance Committee determined to engage the services of Schroder Wertheim to render a fairness opinion regarding the Exchange Ratio to the Depositary Stockholders. The Exchange Ratio was determined by the Finance Committee with the advice of GKM, based upon, among other things, the relative trading ranges of the Common Stock and Depositary Shares preceding the date of determination, to provide an economic incentive to the Depositary Stockholders to exchange their Depositary Shares for shares of Common Stock.

   The Company's assessment of the effects of the Exchange Offer is based on conversations which it has had from time-to-time with substantial holders of the Depositary Shares as well as the advice received from the Company's financial advisor, GKM. The Company's conversations with substantial holders of the Depositary Shares were part of ongoing discussions in which such holders communicated to the Company their views with respect to the courses of action which they felt the Company should take with respect to the Depositary Shares. In part, as a result of those discussions, the Company believes that certain substantial holders of the Depositary Shares believe that the Exchange Offer represents a responsible way for the Company to address the issues relating to the Preferred Stock.

                              FAIRNESS OPINIONS

COMMON STOCK

   GKM has acted as the Company's financial advisor in connection with the Exchange Offer and also has been engaged by the Board of Directors to consider the fairness of the Exchange Offer, from a financial point of view, to the holders of the Common Stock. On February 11, 1996, GKM reviewed with the Finance Committee its financial analysis of the Exchange Offer and delivered its preliminary determination to the Finance Committee that, as of such date, the Exchange Offer was fair, from a financial point of view, to the holders of the Common Stock. On February 28, 1996, GKM delivered a written fairness opinion to the Board of Directors stating that the Exchange Offer is fair, from a financial point of view, to the holders of the Common Stock as of the date hereof. The fairness opinion of GKM is attached to this Offering Circular as Exhibit A. Holders of Depositary Shares are urged to read GKM's opinion in its entirety as such opinion is subject to the limitations and based on the assumptions, set forth therein. Pursuant to an engagement letter dated February 11, 1996, Galoob agreed to pay to GKM (i) a financial advisory fee of $500,000 no later than February 28, 1996 and (ii) a fee of $200,000 upon the delivery by GKM of its fairness opinion. The Company has also agreed to reimburse GKM for its reasonable out-of-pocket expenses and to indemnify GKM, its officers, directors, controlling persons, employees and agents, against certain liabilities, including liabilities under the federal securities laws, relating to, arising out of, or in connection with, the matters contemplated by the engagement letter or the Exchange Offer.

PREFERRED STOCK

   Schroder Wertheim has delivered to the Finance Committee its opinion, as investment bankers, that the Exchange Ratio is fair to the holders of the Depositary Shares from a financial point of view. Such opinion is subject to certain limitations and is based on certain assumptions stated therein, and the summary of such opinion set forth below is qualified in its entirety by reference to the full text of such opinion which is attached as Exhibit B to this Offering Circular. Holders of the Depositary Shares are urged to read Schroder Wertheim's opinion in its entirety as such opinion is subject to the limitations and based on the assumptions, set forth therein.

   Schroder Wertheim's opinion does not constitute a recommendation as to any action the Finance Committee of the Board of Directors, the Board of Directors, any other committee thereof, or any shareholder of the Company or any holder of Depositary Shares should take in connection with the Exchange Offer. In rendering its opinion Schroder Wertheim has not been engaged to act as an agent or fiduciary of the holders of Depositary Shares or any other third party. Such opinion relates solely to the fairness of the Exchange Ratio to the holders of Depositary Shares from a financial point of view. Schroder Wertheim did not express any opinion as to the structure, terms or effect of any other aspect of the Exchange Offer.

   In connection with its opinion, Schroder Wertheim, among other things: (i) reviewed the Offering Circular and Letter of Transmittal dated February 28, 1996; (ii) reviewed the Registration Statement ; (iii) reviewed the Company's prospectus, dated October 4, 1989, relating to the offering of the Depositary Shares as filed with the Commission; (iv) reviewed the 1994 Form 10-K, the Company's 1994 Annual Report to Shareholders and the Company's Form 10-Q for the quarter and nine months ended September 30, 1995; (v) reviewed the Company's 1995 income statement and balance sheet for the fiscal year ended December 31, 1995, audited by Price Waterhouse LLP, the Company's independent public accountants; (vi) reviewed certain internal financial statements and financial operating data concerning the Company prepared by management of the Company; (vii) reviewed financial projections for the Company prepared by management of the Company; (viii) held discussions with the Company's management regarding the business, operations, historical financial performance, projected financial performance and future prospects of the Company; (ix) reviewed the historical trading prices and volumes of the Common Stock and the Depositary Shares and analyzed the relationship between the two securities; (x) performed various analyses of the Company and the Exchange Offer using generally accepted valuation methodologies, including:
(a) comparable public company analysis; (b) discounted cash flow analysis; and (c) comparable transactions analysis; (xi) analyzed the pro forma impact of the Exchange Offer on the Company's capitalization and historical and projected results; and (xii) performed such other studies, analyses, inquiries and investigations as we deemed appropriate.

   In rendering its opinion, Schroder Wertheim has assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by the Company or obtained by it from other sources, and upon the assurance of the Company's management that it is unaware of any information or facts that would make the information provided to it incomplete or misleading. Schroder Wertheim did not independently verify such information or undertake an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company and was not furnished with any such appraisals. Schroder Wertheim also assumed that all financial forecasts provided by the Company were reasonably prepared and reflect the best currently available estimates and judgment of the senior management of the Company as to the expected future financial performance of the Company.

   Schroder Wertheim's opinion is necessarily based upon economic, market and other conditions as they exist on, and the information made available to it as of, the date hereof (including, without limitation, the respective market prices of the Common Stock and the Depositary Shares). Moreover, given the varying tax implications that the Exchange Offer could have on the holders of Depositary Shares depending on their specific circumstances, Schroder Wertheim has not taken into account the potential tax consequences of the Exchange Offer to any holder or category of holders of the Depositary Shares, including the application and effect of federal, state, local and foreign income and other tax laws. See "Certain Federal Income Tax Consequences." Holders of Depositary Shares should consult with their own tax advisors as to the specific tax consequences of the Exchange Offer to them, including the application and effect of federal, state, local and foreign income and other tax laws. Schroder Wertheim disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to its attention after the date as of which such opinion is given.

   The following is a brief summary of certain financial analyses performed by Schroder Wertheim in connection with the preparation of its opinion. In many of its analyses, Schroder Wertheim considered time periods involving two key dates: (i) June 10, 1992, the date on which Galoob announced that it would no longer pay cash dividends on the Depositary Shares and (ii) February 9, 1996, the last trading day prior to the date on which Galoob announced the Exchange Offer.

   Implied Market Price Exchange Ratio: Schroder Wertheim computed the implied market price exchange ratio by dividing the historical market price of the Depositary Shares by the historical market price of the Common Stock on a daily basis for the period from June 10, 1992 to February 9, 1996 and for the period from January 1, 1995 to February 9, 1996. Schroder Wertheim noted that the Exchange Ratio was within the range of implied exchange ratios derived by this method over both periods.

   Weighted Average Trading History: Schroder Wertheim computed the average trading price weighted by the volume of shares traded ("Weighted Average Price") of the Depositary Shares and the Common Stock for the period from June 10, 1992 to February 9, 1996 and for the period from January 1, 1995 to February 9, 1996. For both periods Schroder Wertheim computed an implied exchange ratio by dividing the historical weighted average market price of the Depositary Shares by the historical weighted average market price of the Common Stock. Schroder Wertheim noted that the Exchange Ratio was greater than the implied exchange ratios derived by this method over both periods.

   Implied Call Price Exchange Ratio: Schroder Wertheim also computed the implied call price exchange ratio by dividing the historical call price of the Depositary Shares (the redemption price as described in the Company's prospectus, dated October 4, 1989, plus accrued dividend arrearages to date) by the historical market price of the Common Stock on a daily basis for the period from June 10, 1992 to February 9, 1996 and for the period from January 1, 1995 to February 9, 1996. Schroder Wertheim noted that the Exchange Ratio was within the range of implied exchange ratios derived by this method over both periods.

   Depositary Share Market Price Discount to Call Price: Schroder Wertheim computed the historical discount of the market price of the Depositary Shares to the call price of the Depositary Shares on a monthly basis for the period from June 30, 1992 to February 9, 1996 and weekly for the period from January 6, 1995 to February 9, 1996. Schroder Wertheim noted that the Depositary Shares have traded in the public market at a significant discount to their call price for both periods.

   Toy Industry Comparable Company Analysis: Using publicly available information, Schroder Wertheim compared selected historical and projected financial and operating data, and selected stock market data, of Galoob to the corresponding data of the following publicly traded toy manufacturing companies which Schroder Wertheim considered comparable to Galoob (collectively, the "Comparable Toy Companies"): Hasbro, Inc., Mattel, Inc., Toy Biz, Inc. and Tyco Toys, Inc.

   In comparing Galoob's recent operating performance and market valuation to the recent operating performance of the Galoob Comparable Toy Companies, Schroder Wertheim noted, among other things, that: (i) Galoob is trading at price to 1995, projected 1996 and projected 1997 earnings per share ("EPS") multiples of 22.6x, 16.5x and 12.8x, respectively, compared to an average of 20.3x, 16.3x and 13.2x, respectively, for the Comparable Toy Companies; (ii) Galoob's market value plus total debt minus total cash ("Enterprise Value"), pro forma for the Exchange Offer, the conversion of the Debentures and the exercise of certain warrants as indicated elsewhere in this Offering Circular, to 1995, projected 1996 and projected 1997 earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples are 18.9x, 10.4x and 8.0x, respectively, compared to an average of 9.2x, 6.9x and 6.2x, respectively, for the Comparable Toy Companies; (iii) from 1992 to 1995, Galoob's earnings before interest and taxes ("EBIT") increased at a compounded annual growth rate of 116.3% compared to an average of 32.3% for the Comparable Toy Companies; and (iv) Galoob's EPS is projected (based solely on analyst consensus estimates) to increase at a compounded annual growth rate of 32.8% between 1995 (pro forma for the Exchange Offer, the conversion of the Debentures and the exercise of certain warrants as indicated elsewhere in this Offering Circular) and 1997 compared to an average of 21.0% for the Comparable Toy Companies.

   Galoob Discounted Cash Flow Analysis: Schroder Wertheim performed a discounted cash flow analysis of Galoob based on Galoob's financial forecasts for the fiscal years ending 1996 to 1998 prepared and provided by the management of Galoob (the "Financial Forecast"). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of a corporate entity by capitalizing the estimated future earnings and calculating the estimated future free cash flows of such corporate entity and discounting such aggregated results back to the present.

   Schroder Wertheim analyzed the Financial Forecast and discounted the stream of free cash flows provided in such forecast back to January 1, 1996 using certain discount rates. To estimate the residual value of Galoob at the end of the Financial Forecast period, Schroder Wertheim applied certain terminal multiples to Galoob's projected fiscal 1998 EBITDA and discounted such value estimates back to January 1, 1996 using certain discount rates. Schroder Wertheim then summed the present values of the free cash flows and the present value of the residual values to derive a range of implied equity values for Galoob of $215.8 to $290.6 million (after adjustments for total debt and cash and equivalents). These values represent $14.22 to $19.15 per share of the Common Stock (pro forma for the Exchange Offer, the conversion of the Debentures and the exercise of certain warrants as indicated elsewhere in this Offering Circular).

   Selected Comparable Transactions Analysis: Schroder Wertheim analyzed certain publicly available information relating to selected comparable recent exchange offers in which a public company successfully completed an offer to exchange common stock for outstanding public preferred stock of the same company. Schroder Wertheim computed the premium which the exchange offer represented to the market price of the preferred stock on the day prior to the announcement of the exchange offer. Schroder Wertheim noted that the premium represented by the Exchange Offer on the day prior to the announcement of the Exchange Offer was within the range of premiums in comparable transactions.

   The foregoing summary does not purport to be a complete description of Schroder Wertheim's analyses or of the presentation by Schroder Wertheim to the Finance Committee. Schroder Wertheim did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, Schroder Wertheim believes that its analyses must be considered as a whole and that selecting portions of its analyses or of the factors considered, without considering all analyses and factors, could create an incomplete view of the processes underlying the preparation of its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In performing its analyses, Schroder Wertheim made numerous assumptions with respect to general business and economic conditions and other matters, many of which are beyond the control of Galoob. The analyses performed by Schroder Wertheim are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses and various classes of securities do not purport to be appraisals or to reflect the prices at which business may actually be sold or at which a company's securities may trade at any time.

   Schroder Wertheim is a nationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, exchange offers, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   Pursuant to the terms of Schroder Wertheim's engagement by the Finance Committee, the Company: (i) upon the signing of an engagement letter, paid to Schroder Wertheim an initial cash fee of $100,000, and (ii) paid to Schroder Wertheim a fee of $100,000 at the time Schroder Wertheim informed the Finance Committee that it was ready to deliver its opinion. The Company has also agreed to reimburse Schroder Wertheim for its reasonable out-of-pocket expenses and to indemnify Schroder Wertheim, its officers, directors, controlling persons, employees and agents, against certain liabilities, including liabilities under the federal securities laws, relating to, arising out of, or in connection with, the matters contemplated by the engagement letter.

   Schroder Wertheim, in the normal course of business, trades in the securities of Galoob for its own account and for the account of its customers, and it expects to continue trading in such securities in the future. Accordingly, Schroder Wertheim may from time to time hold a long or short position in Galoob's securities.

                              THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

   The Depositary Stockholders are being offered, for a limited time, the opportunity to exchange each of their Depositary Shares for 1.85 shares of Common Stock. In the absence of the Exchange Offer, upon conversion of a Depositary Share, a Depositary Stockholder would only receive approximately
1.185 shares of Common Stock.

   The Company's obligation to consummate the Exchange Offer is subject to the exchange of Depositary Shares. The Exchange Offer is conditioned upon (i) the Redemption and/or Conversion (which is scheduled to occur on or prior to March 22, 1996) and (ii) at least 75% of the Depositary Shares being validly tendered and not withdrawn prior to the Expiration Period. The Company will accept for exchange any and all Depositary Shares validly tendered after 9:00 a.m., New York City time, on February 28, 1996 and before the Expiration Date. "Expiration Date" means 5:00 p.m., New York City time, on March 29, 1996, unless the Company, in its sole discretion, extends the period of time for which the Exchange Offer is open, in which event "Expiration Date" shall mean the latest time and date to which the Exchange Offer is extended. For a description of the Company's rights to extend the period during which the Exchange Offer is open and to amend the Exchange Offer, see "The Exchange Offer--Expiration Date; Extension of the Exchange Offer."

   The Company is not required to issue fractional shares of Common Stock issuable upon exchange of the Depositary Shares. In lieu of issuing fractional shares, the Company will pay for such fraction in cash based upon the closing price of the Common Stock on its principal exchange or trading market on the last trading day prior to the Expiration Date. No payment will be made on account of accrued dividends upon exchange of the Depositary Shares.

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

   The Company is making the Exchange Offer to the Depositary Stockholders to provide an economic incentive to exchange their Depositary Shares for shares of Common Stock in the Exchange Offer. The Exchange Offer is being made to enhance the Company's financial position and ability to capitalize on opportunities for continued growth. BY EXCHANGING DEPOSITARY SHARES FOR COMMON STOCK, THE DEPOSITARY STOCKHOLDERS WILL FORFEIT THEIR OPPORTUNITY TO RECEIVE (I) CUMULATIVE DIVIDENDS, IF AND WHEN PAID, AT THE RATE OF $1.70 PER DEPOSITARY SHARE PER ANNUM, (II) UPON CONVERSION, FOR EACH DEPOSITARY SHARE CONVERTED, APPROXIMATELY 1.185 SHARES OF COMMON STOCK, SUBJECT TO FUTURE ADJUSTMENTS FOR CERTAIN OTHER EVENTS, AND (III) A LIQUIDATION PREFERENCE OF $20.00 PER DEPOSITARY SHARE (PLUS ACCUMULATED AND UNPAID DIVIDENDS THEREON). SEE "RISK FACTORS--LOSS OF RIGHTS AND PRIVILEGES OF DEPOSITARY STOCKHOLDERS WHO EXCHANGE THEIR SHARES IN THE EXCHANGE OFFER." There can be no assurance that the Company will reinstate the dividends or pay any arrearages on the unexchanged Depositary Shares in the near future and it has no legal obligation to do so. The conversion terms were determined by the Finance Committee of the Company's Board of Directors, with the advice of GKM, based upon, among other things, the relative trading ranges of the Common Stock and Depositary Shares preceding the date of determination, to provide an economic incentive to the Depositary Stockholders to exchange their Depositary Shares for shares of Common Stock. The Finance Committee, in determining to proceed with the Exchange Offer, considered, among other things, the fact that the Exchange Offer will enable the holders of the Depositary Shares to obtain value (based upon the NYSE close on February 9, 1996) exceeding both the market price of the Depositary Shares prior to the announcement of the Exchange Offer as well as the amount of the per share cash redemption value plus all unpaid dividend arrearages ($27.06) on the Depositary Shares. The Exchange Offer also gives the holders of the Depositary Shares the opportunity to sell their

Depositary Shares without the usual transaction costs associated with a market sale. In light of the foregoing, the Company believes that in proceeding with the Exchange Offer, it will have fulfilled any obligations to the Depositary Stockholders.

   The Finance Committee has unanimously approved the Exchange Offer, has determined that the Exchange Offer is in the best interest of the Company and fair to its stockholders, and recommends that the holders of the Depositary Shares accept the Exchange Offer. GKM has delivered an opinion to the Board of Directors that as of the date hereof, the Exchange Offer is fair, from a financial point of view, to the holders of the Common Stock. See "Fairness Opinions--Common Stock." The Finance Committee has received an opinion from Schroder Wertheim that, based on certain assumptions and conditions and subject to certain limitations set forth in such opinion, as of the date hereof, the Exchange Ratio is fair to the holders of the Depositary Shares from a financial point of view. See "Fairness Opinion--Preferred Stock."

   The purchase of Depositary Shares pursuant to the Exchange Offer will reduce the number of holders of Depositary Shares and the number of Depositary Shares that might otherwise trade publicly, and, depending upon the number of Depositary Shares so exchanged, could adversely affect the liquidity and market value of the remaining Depositary Shares held by the public.

   Depending upon the number of Depositary Shares purchased pursuant to the Exchange Offer, the Depositary Shares may no longer meet the requirements of the NYSE for continued listing. As of December 31, 1995, there were 1,839,500 issued and outstanding Depositary Shares. According to the NYSE's published guidelines, the NYSE would consider delisting the Depositary Shares if, among other things, the number of publicly held Depositary Shares should fall below 100,000 or the aggregate market value of publicly held Depositary Shares should fall below $2,000,000. If, as a result of the exchange of Depositary Shares pursuant to the Exchange Offer, the listing of the Depositary Shares is discontinued, the market for the Depositary Shares could be adversely affected. Termination of the listing of the Depositary Shares on the NYSE would substantially reduce the information required to be furnished by the Company to holders of the Depositary Shares (although the Company would remain subject to the information requirements of the NYSE and the reporting obligations under the Exchange Act for so long as the Common Stock continues to be listed on the NYSE and registered pursuant to the Exchange Act).

   In the event of the delisting of the Depositary Shares by the NYSE, it is possible that the Depositary Shares would continue to trade on another securities exchange or in the over-the-counter market and that price quotations would be reported by such exchange, by the NASD through the NASDAQ or by other sources. The extent of the public market for the Depositary Shares and the availability of such quotations would, however, depend upon such factors as the number of holders of Depositary Shares remaining at such time, the interest in maintaining a market in the Depositary Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Accordingly, the Company cannot assure that the Depositary Shares would continue to trade on another securities exchange or in the over-the-counter market after the Expiration Date.

   The Depositary Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. If the Depositary Shares remain listed on the NYSE, they will continue to be "margin securities." If the Depositary Shares were delisted, depending upon factors similar to those described above, they might no longer constitute "margin securities" and, therefore, could no longer be used as collateral for loans made by brokers.

   The Depositary Shares are currently registered under the Exchange Act. Registration of the Depositary Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Depositary Shares are neither listed on the NYSE or another national securities exchange nor held of record by 300 or more persons. Termination of registration of the Depositary Shares would make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 thereunder with respect to "going private" transactions, no longer applicable in respect of the Depositary Shares. If registration of the Depositary Shares under the Exchange Act were terminated, the Depositary Shares would no longer be "margin securities" or be eligible for NASDAQ reporting.

   All Depositary Shares exchanged by the Company pursuant to the Exchange Offer will, upon action by the Board of Directors, resume the status of authorized and unissued shares of Preferred Stock of the Company without designation as to series. Any shares of Preferred Stock (and the corresponding Depositary Shares) remaining outstanding after the Exchange Offer will continue to have all rights outlined under "Description of Securities--Preferred Stock."

ACCEPTANCE NOT MANDATORY

   Each Depositary Stockholder is free to exchange or not exchange his or her Depositary Shares pursuant to the Exchange Offer and may tender all or a portion of his or her Depositary Shares by properly completing and delivering a Letter of Transmittal, together with the receipts evidencing the Depositary Shares, to the Depositary. See "--Procedure for Exchanging Depositary Shares." No vote of the Depositary Stockholders is required in connection with the Exchange Offer. Holders of Depositary Shares not tendered for exchange pursuant to the Exchange Offer will continue to have all of the existing rights and preferences of the Depositary Shares, including, among other things, (i) the right to cumulative dividends, if and when paid, at the rate of $1.70 per Depositary Share per annum, (ii) the right, upon conversion, to receive for each Depositary Share approximately 1.185 shares of Common Stock, subject to future adjustments for certain other events, and
(iii) a liquidation preference of $20.00 per Depositary Share (plus accumulated and unpaid dividends thereon). See "Description of Securities--Preferred Stock." There can be no assurance that the Company will reinstate the dividends or pay any dividend arrearages on any remaining Depositary Shares after completion of the Exchange Offer.

PROCEDURE FOR EXCHANGING DEPOSITARY SHARES

 Tender of Depositary Shares

   For the Depositary Shares to be validly tendered pursuant to the Exchange
Offer:

   (i) the depositary receipts for such Depositary Shares (or confirmation of receipt of such Depositary Shares pursuant to the procedures for book-entry delivery set forth below), together with a properly completed and duly executed Letter of Transmittal, any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received on or prior to the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offering Circular; or

   (ii) the exchanging holder of Depositary Shares must comply with the guaranteed delivery procedure set forth below.

 Signature Guarantees and Method of Delivery

   Signatures on all Letters of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program ("Eligible Institution"), except in cases in which Depositary Shares are tendered (i) by a registered holder who has not completed either the box entitled "Special Issuance and Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a depositary receipt representing the Depositary Shares is registered in the name of a person other than the signer of the Letter of Transmittal, or if depositary receipts representing Depositary Shares not tendered or not accepted for exchange are to be issued to a person other than the registered owner(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the depositary receipts, with the signature(s) on the depositary receipts or stock powers guaranteed as aforesaid.

   THE METHOD OF DELIVERY OF DEPOSITARY RECEIPTS AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF DEPOSITARY SHARES, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN

ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

 Book-entry Delivery

   The Depositary will establish accounts with respect to the Depositary Shares at each of The Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (collectively, the "Depository Institutions," and individually, a "Depository Institution") for purposes of the Exchange Offer within two business days after the date of this Offering Circular, and any financial institution that is a participant in a Depository Institution's system may make book-entry delivery of the Depositary Shares by causing the Depository Institution to transfer such Depositary Shares into the Depositary's account in accordance with the Depository Institution's procedure for such transfer. However, although delivery of Depositary Shares may be effected through book-entry transfer into the Depositary's account at one of the Depository Institutions, the Letter of Transmittal, with any required signature guarantees and other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offering Circular on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. Delivery of the Letter of Transmittal and any other required documents to one of the Depository Institutions does not constitute delivery to the Depositary.

 Guaranteed Delivery

   If a holder desires to tender Depositary Shares pursuant to the Exchange Offer and the holder's depositary receipts are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, the holder's Depositary Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

   (i)     the tender is made by or through an Eligible Institution;

   (ii) the Depositary receives (by hand, mail or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offering Circular; and

   (iii) the depositary receipts for all tendered Depositary Shares in proper form for transfer (or confirmation of book-entry transfer of the Depositary Shares into the Depositary's account at one of the Depository Institutions), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

   Upon acceptance of the receipts evidencing the Depositary Shares for exchange in the Exchange Offer, the Depositary will deliver or cause to be delivered shares of Common Stock (and cash in lieu of fractional shares of Common Stock), and receipts evidencing Depositary Shares not to be exchanged in the Exchange Offer, to the registered owner of the receipts tendered for exchange. If (i) the receipts evidencing Depositary Shares are registered in the name of a person other than the signer of the Letter of Transmittal or
(ii) the shares of Common Stock issuable upon exchange are to be issued (and cash in lieu of fractional shares of Common Stock are to be paid), or receipts evidencing Depositary Shares not to be exchanged in the Exchange Offer are to be returned, to a person other than the registered owner of the receipts tendered, then in each such case the tendered receipts must be endorsed or accompanied by appropriate stock powers, in either such case signed exactly as the name or names of the registered owner or owners appear on the receipts, with the signatures on the receipts or stock powers guaranteed as aforesaid.

   Notwithstanding any other provision of this Offering Circular, acceptance of the Depositary Shares tendered for exchange in the Exchange Offer will in all cases be made only after timely receipt by the Depositary of receipts for such Depositary Shares, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents.

   All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Depositary Shares for exchange hereunder will be determined by the Company, in its sole discretion, whose determination will be final and binding on all parties. The Company reserves the absolute right, in its sole discretion, to reject any and all tenders determined by it not to be in proper form or the acceptance for exchange of which may, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Exchange Offer relating to proper tender of the Depositary Shares or any defect or irregularity in the tender of any such shares. No tender of Depositary Shares will be deemed to be properly made until all irregularities have been cured or waived. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal) relating to the Depositary Shares will be final and binding. None of the Company, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

   The valid tenders of Depositary Shares pursuant to the procedures described above will constitute a binding agreement between the tendering Depositary Stockholder and the Company upon the terms and subject to the conditions of the Exchange Offer.

WITHDRAWAL RIGHTS

   Except as otherwise provided herein, a tender of Depositary Shares pursuant to the Exchange Offer is irrevocable. Depositary Shares tendered for exchange may be withdrawn, upon written notice to the Depositary, at any time prior to the Expiration Date and, unless accepted for exchange by the Company, may be withdrawn at any time after 12:00 midnight on April 23, 1996 (such date and time being the expiration of 40 business days from the commencement of the Exchange Offer). To be effective, a written or facsimile transmission of a notice of withdrawal must (i) be timely received by the Depositary at one of its addresses specified on the back cover of this Offering Circular before the Depositary receives notice of acceptance by the Company of the Depositary Shares, (ii) specify the name of the person who tendered the Depositary Shares to be withdrawn, (iii) if the Depositary Shares have been deposited with or otherwise identified to the Depositary, contain the description of the Depositary Shares to be withdrawn, indicate the certificate number shown on the certificates evidencing such Depositary Shares (except in the case of book-entry tenders) and (regardless of the means of tendering) the aggregate principal amount represented by such Depositary Shares and (iv) be signed by the holder of the Depositary Shares in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Depositary Shares. If the Depositary Shares have been tendered pursuant to the procedure for book-entry tender, a notice of withdrawal must specify, in lieu of certificate numbers, the name and account number at a Book-Entry Transfer Facility to be credited with the withdrawn Depositary Shares. All questions as to the validity (including time of receipt) of tenders of Depositary Shares for exchange will be determined by the Company in its sole discretion, whose determination will be final and binding. Neither the Company nor the Depositary will be under any duty to give notification of any defects or irregularities in any tenders of Depositary Shares for exchange or incur any liability for failure to give any such notification.

CONDITIONS OF THE EXCHANGE OFFER

   Notwithstanding any other provision of the Exchange Offer, and in addition to (and not in limitation of) the Company's right to extend, amend or terminate the Exchange Offer at any time in its sole discretion, the Company reserves the right to withdraw, terminate or amend the Exchange Offer before the issuance of any Common Stock or the payment of any cash for fractional shares if:

   (a) less than 75% of the Depositary Shares are properly tendered and not withdrawn or deemed withdrawn prior to the Expiration Date;

   (b) the Redemption and/or Conversion (which is scheduled to occur on or prior to March 22, 1996) does not occur;

   (c) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, that (i) challenges the making of the Exchange Offer, the acquisition of the Depositary Shares pursuant to the Exchange Offer or otherwise relates in any manner to the Exchange Offer, or
(ii) in the sole judgement of the Company, could materially adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Exchange Offer's contemplated benefits to the Company;

   (d) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Exchange Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, that, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, Depositary Shares illegal or otherwise restrict or prohibit consummation of the Exchange Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment, or pay for, Depositary Shares, (iii) materially impair the contemplated benefits of the Exchange Offer to the Company, or (iv) materially adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

   (e) there shall have occurred after the date of the commencement of the Exchange Offer, (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the sole judgment of the Company, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Depositary Shares, or (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations, prospects or the trading in the Depositary Shares.

   (f) after the date of the commencement of the Exchange Offer, any tender or exchange offer with respect to the Depositary Shares (other than the Exchange Offer) or any other class of the Company's equity securities, or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person or entity;

   (g) after the date of the commencement of the Exchange Offer, any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries taken as a whole, which, in the sole judgment of the Company, is or may be material to the Company; or

   (h) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of stock possessing more than 5% of the outstanding voting power of all classes of the Company's stock then outstanding (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the Commission prior to the date of the commencement of the Exchange Offer), (ii) any new group shall have been formed that beneficially owns stock possessing more than 5% of the aggregate voting power of all classes of the Company's stock then outstanding, or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, or made a public announcement, reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; and, in the sole judgment of the Company, in any such case and regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition, such event makes it inadvisable to proceed with the Exchange Offer.

   The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion; provided, however, that the Exchange Act and the rules and regulations promulgated thereunder require that all conditions to the Exchange Offer, other than those relating to the receipt of certain necessary governmental approvals, must be satisfied or waived on or prior to the Expiration Date. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Company in its sole discretion. Any determination by the Company concerning the events described above and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for exchange of any tendered Depositary Shares will be final and binding on all parties.

EXPIRATION DATE; EXTENSION OF THE EXCHANGE OFFER

   Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of the extension or amendment), the Company will accept for exchange, and will exchange, Depositary Shares validly tendered and not withdrawn on or prior to the Expiration Date. The term "Expiration Date" means 5:00 p.m., New York City time, on March 29, 1996, unless the Company shall have extended the period of time during which the Exchange Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Exchange Offer, as so extended by the Company, shall expire. See "--Extension; Termination; Amendments" for a description of the Company's right to extend the time during which the Exchange Offer is open and to delay, terminate or amend the Exchange Offer. See "--Conditions of the Exchange Offer."

   The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Exchange Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See "--Extension; Termination; Amendments."

   If (i) the Company (x) increases or decreases the exchange ratio or (y) decreases the number of Depositary Shares being sought, and (ii) the Exchange Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in "--Extension; Termination; Amendments," the Exchange Offer will be extended until the expiration of such ten business day period. For purposes of the Exchange Offer, "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

   All Depositary Shares exchanged pursuant to the Exchange Offer will be exchanged for 1.85 shares of Common Stock. Any Depositary Shares tendered and withdrawn, will be returned to the tendering holders at the Company's expense promptly after expiration of the Exchange Offer.

EXTENSION; TERMINATION; AMENDMENTS

   The Company expressly reserves the right, in its sole discretion, at any time or from time to time and regardless of whether or not any of the events set forth in "--Conditions of the Exchange Offer" shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Exchange Offer is open and thereby delay acceptance for exchange of any Depositary Shares by giving oral or written notice of the extension to the Depositary and making a public announcement thereof. During any such extension, all Depositary Shares previously tendered and not purchased or withdrawn will remain subject to the Exchange Offer, except to the extent that such Depositary Shares may be withdrawn as set forth in "The Exchange Offer--Withdrawal Rights." The Company also expressly reserves the right, in its sole discretion, to terminate the Exchange Offer, not accept for exchange any Depositary Shares not theretofore accepted for exchange upon the occurrence of any of the conditions specified in "The Exchange Offer--Conditions of the Exchange Offer" by giving oral or written notice of such termination to the Depositary and making a public announcement thereof. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in "The Exchange Offer--Conditions of the Exchange Offer" shall have occurred or shall be deemed by the Company to have occurred, to amend the Exchange Offer in any respect. Amendments to the Exchange Offer may be made at any time or from time to time and shall be effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Exchange Offer will be disseminated promptly to holders of Depositary Shares in a manner reasonably designed to inform holders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

   If the Company materially changes the terms of the Exchange Offer or the information concerning the Exchange Offer or if it waives a material condition of the Exchange Offer, the Company will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, a change in amount of securities sought, or a change in certain fees) will depend on the facts and circumstances, including the relative materiality of such terms or information.

CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS; NO APPRAISAL RIGHTS

   The Company is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of the Depositary Shares as contemplated in the Exchange Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of the Depositary Shares pursuant to the Exchange Offer. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, the Depositary Shares tendered pursuant to the Exchange Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to the Company's business.

   The Company intends to make all required filings under the Exchange Act.

   The Company's obligation under the Exchange Offer to accept for payment, or make payment for, Depositary Shares is subject to certain conditions. See "The Exchange Offer--Conditions of the Exchange Offer."

   No approval of the holders of a majority of the Depositary Shares, whether affiliated or unaffiliated, or of any holders of any of the Company's securities is required in connection with the Exchange Offer.

   No appraisal rights are available to holders of Depositary Shares in connection with the Exchange Offer.

FEES AND EXPENSES

   GKM is acting as financial advisor to the Company in connection with the Exchange Offer. Officers and directors of the Company, but not GKM, may contact Depositary Stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and their nominees to forward the Exchange Offer materials to beneficial owners. As compensation for the financial advisory services of GKM, the Company has agreed to pay GKM a fee of $500,000 and an additional fee of $200,000 in connection with its rendering of an opinion regarding the fairness, from a financial point of view, of the Exchange Offer to the common stockholders. The Company has also agreed to indemnify GKM and certain related persons against certain liabilities and expenses in connection with its services, including certain liabilities under the federal securities laws. The Company will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Depositary Shares in the Exchange Offer.

   Pursuant to the terms of Schroder Wertheim's engagement, Galoob: (i) upon the signing of an engagement letter, paid to Schroder Wertheim an initial cash fee of $100,000, and (ii) paid to Schroder Wertheim a fee of $100,000 at the time Schroder Wertheim informed the Finance Committee that it was ready to deliver its opinion. The Company has also agreed to reimburse Schroder Wertheim for its reasonable out-of-pocket expenses and to indemnify Schroder Wertheim, its officers, directors, controlling persons, employees and agents, against certain liabilities, including liabilities under the federal securities laws, relating to, arising out of, or in connection with, the matters contemplated by the engagement letter.

   Each of the Depositary and Continental Stock Transfer & Trust Company will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

   The Company estimates that the total fees and expenses it will be required to pay in connection with the Exchange Offer will be approximately $1,000,000 as follows: ($900,000), financial advisor and investment banker, printing ($20,000), legal ($45,000), accounting ($5,000), mailing ($20,000) and
Depositary fees ($10,000).

TRANSFERABILITY OF SHARES OF COMMON STOCK ACQUIRED UPON EXCHANGE

   The issuance of the shares of Common Stock upon exchange of the Depositary Shares is exempt from the registration requirements of the Securities Act, pursuant to Section 3(a)(9) of the Securities Act. As the issuance of the Depositary Shares was registered under the Securities Act, the shares of Common Stock issued upon exchange of the Depositary Shares will be freely tradeable under federal law, without compliance with prospectus delivery requirements; provided, however, that the person holding the Depositary Shares, or the shares of Common Stock issued upon exchange of the Depositary Shares, is not an affiliate of the Company. If the person holding the Depositary Shares is an affiliate of the Company, the shares of Common Stock issuable upon exchange of the Depositary Shares may only be sold pursuant to an effective registration statement under the Securities Act with respect to such shares of Common Stock or an exemption from registration thereunder.

                   CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   The exchange of Depositary Shares for Common Stock in the Exchange Offer will be treated for federal income tax purposes as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). As such, tendering Depositary Stockholders generally will not recognize gain or loss on the exchange of Depositary Shares into shares of Common Stock. However, a tendering Depositary Stockholder will be deemed to receive a distribution of property (i.e., Common Stock) from the Company in an amount equal to the lesser of (1) the amount of dividends in arrears (currently $6.375 per Depositary Share) on the Depositary Shares exchanged or (2) the excess of the fair market value of the Common Stock received over the issue price of the Depositary Shares surrendered by such Depositary Stockholder.

   Under the Code, this deemed distribution will be treated as a dividend, taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, which will not be determinable until the end of the current fiscal year. Corporate Depositary Stockholders may, subject to various restrictions and limitations, be entitled to claim the dividends received deduction with respect to the portion of the deemed distribution which is treated as a dividend. To the extent that the deemed distribution exceeds the Company's current and accumulated earnings and profits, the deemed distribution will first reduce the tendering Depositary Stockholder's tax basis in the Depositary Shares exchanged, and any further excess will result in the Depositary Stockholder recognizing capital gain (assuming that such Depositary Stockholder held the Depositary Shares as a capital asset). A Depositary Stockholder's basis in its Depositary Shares then will be increased by the full amount of the deemed distribution, and its basis in the Common Stock received upon exchange will equal its basis in the Depositary Shares exchanged (as adjusted above), reduced by any cash received upon exchange.

   Any cash received by a tendering Depositary Stockholder in lieu of fractional shares of Common Stock will be treated as an amount paid in redemption of such fractional shares. The holding period for the Common Stock received upon exchange will include the tendering Depositary Stockholder's holding period in the Depositary Shares exchanged. To the extent that the cash received exceeds a Depositary Stockholder's basis in the fractional shares, the excess will be treated as capital gain.

   Foreign Depositary Stockholders generally will be subject to U.S. income tax on the portion of any deemed distribution which is treated as a dividend at the rate of 30% (or lower treaty rate).

   Certain outstanding warrants issued by the Company contain anti-dilution provisions which will be triggered as a result of the Exchange Offer. Under
Section 305(c) of the Code, a change in the conversion ratio or exercise price of warrants will be treated as a deemed distribution to such holders under certain circumstances if the change has the effect of increasing such holders' proportionate interests in the assets or earnings and profits of the Company. Changes pursuant to a bona fide anti-dilution provision will not be treated as a deemed distribution; however, adjustments to compensate for taxable distributions of cash or property will not be considered to be made pursuant to a bona fide anti-dilution provision. The Company believes that the adjustments made pursuant to the anti-dilution provisions in the warrants will not result in a deemed stock distribution to the holders thereof; however, there can be no assurance that the Internal Revenue Service will not take a contrary position.

   THE FOREGOING IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY. ACCORDINGLY, DEPOSITARY STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE OFFER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS. HOLDERS OF WARRANTS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF ANY ADJUSTMENT PURSUANT TO ANTI-DILUTION PROVISIONS THEREIN TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

                          MARKET PRICE OF SECURITIES

   The Common Stock (NYSE symbol: GAL) and Depositary Shares (NYSE symbol:
GALPR) are traded on the NYSE. The following table sets forth the closing high and low closing sale prices for the Common Stock and Depositary Shares for each calendar quarter from January 1, 1993.

 COMMON STOCK
FISCAL YEAR                                        HIGH      LOW
----------------------------------------------  --------  --------
1996
First Quarter (through February 27, 1996)  .... $17 1/4   $10 3/8

1995
First Quarter ................................. $ 7 3/4   $ 5 1/4
Second Quarter ................................   8 3/8     6
Third Quarter .................................   9 1/2     6 1/2
Fourth Quarter ................................  13 5/8     9 1/4

1994
First Quarter ................................. $10 5/8   $ 6 1/8
Second Quarter ................................   6 7/8     5 1/2
Third Quarter .................................   8 1/2     6 1/8
Fourth Quarter ................................   7 3/8     4 3/4

1993
First Quarter ................................. $ 4 1/8   $ 3 1/8
Second Quarter ................................   3 7/8     3 3/8
Third Quarter .................................   3 3/4     2 1/2
Fourth Quarter ................................  10 3/4     4 1/4

 DEPOSITARY SHARES
FISCAL YEAR                                   HIGH     LOW
-----------------------------------------    ------   -----
1996
First Quarter (through February 27, 1996)    $30 1/4   $19 3/4

1995
First Quarter .............................  $15 1/8   $11 1/8
Second Quarter ............................   17 7/8    15 1/4
Third Quarter .............................   19 1/4    16 1/4
Fourth Quarter ............................   21 3/8    18 3/8

1994
First Quarter .............................   $15 3/4   $12
Second Quarter ............................    13 1/2    11 3/4
Third Quarter .............................    15 7/8    12
Fourth Quarter ............................    13 7/8    10 5/8

1993
First Quarter .............................   $11 3/4   $ 8 3/4
Second Quarter ............................    12 3/4    10 3/8
Third Quarter .............................    10 3/4    10
Fourth Quarter ............................    16        11

   On February 9, 1996, the last trading day prior to the announcement of the Exchange Offer, the closing sale prices of the Common Stock and Depositary Shares, as reported by the NYSE, were $17.25 and $25.375, respectively. As of February 27, 1996, the last trading day prior to the commencement of the Exchange Offer, the closing sale prices of the Common Stock and Depositary Shares, as reported by the NYSE, were $16.00 and $29.00, respectively.

   On December 31, 1995, there were approximately 1,700 and 430 holders of record of the Common Stock and Depositary Shares, respectively, excluding beneficial owners of shares registered in nominee or street name.

                                  DIVIDENDS

   No cash dividends have been declared on the Common Stock by the Company during the past five years. The Board of Directors of the Company has no current plans to pay cash dividends on the Common Stock. The Company's current credit agreement with Congress Financial Corporation (Central) and the terms of the Preferred Stock limit the Company's ability to pay cash dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Financial Resources and Capital Expenditures" and "Description of Securities--Preferred Stock." In addition, future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

   On June 10, 1992, the Company announced it would not pay the July 1, 1992 $0.425 per share quarterly dividend on its Depositary Shares which represent shares of the Preferred Stock. The Company has not paid the subsequent quarterly dividends. As of December 31, 1995, the dividend was cumulatively fifteen quarters in arrears, representing a total dividend arrearage of $11.7 million (or $6.375 per share). By the terms of the Certificate of Designations for the Preferred Stock, the Company is not legally obligated to pay any such arrearage. Prior to the announcement of the Exchange Offer, the Company had consistently maintained that it was not in its best interest to reinstate the dividend until the Company had generated consistent net income from operations and continuation of such profitability could be reasonably expected. Prior to the announcement of the Exchange Offer, based upon recent results, the Company had been evaluating its alternatives with regard to the Preferred Stock. The net earnings (loss) per share calculation includes a provision of the Preferred Stock dividends in arrears. No Common Stock dividends may be paid unless all Preferred Stock dividend payments are current. As a result of the cumulative dividend being six or more quarters in arrears, on July 15, 1994 the holders of the Preferred Stock exercised their right to elect two directors (Mr. Hoffer Kaback and Mr. George Riordan) to the Board of Directors of the Company. See "Description of Securities--Preferred Stock."

                                CAPITALIZATION

   The following table sets forth the consolidated capitalization of the Company at December 31, 1995, and as adjusted for the Exchange Offer (assuming all outstanding Depositary Shares and the underlying shares of Preferred Stock are exchanged and retired pursuant to the Exchange Offer), 100% conversion of the Debentures into 1,511,873 shares of Common Stock and the exercise of the warrants covered by the Registration Statement for 172,527 shares of Common Stock. This table should be read in conjunction with the information announced by the Company on February 8, 1996, which appears under "Summary--1995 Financial Data."

                                                              DECEMBER 31, 1995
                                                         -------------------------
                                                            ACTUAL      ADJUSTED
                                                         ----------  -------------
                                                               (IN THOUSANDS)
Short-term debt (including current portion of long-term
 debt) (1)(2) ..........................................   $ 19,493     $ 18,969
                                                         ==========  =============
8% Convertible Subordinated Debentures due 2000  .......     14,000            0
Total long-term debt ...................................     14,000            0
                                                         ----------  -------------
Stockholders' equity:
Preferred Stock; 1,000,000 shares authorized; 183,950
 shares of $17.00 Convertible Exchangeable Preferred
 Stock of $200.00 liquidation value per share issued
 and outstanding .......................................     36,790            0
Common Stock, $.01 par value; 50,000,000 shares
 authorized; 10,089,961 and 15,177,436 shares issued
 and outstanding, actual and as adjusted (3)  ..........        101          152
Additional paid-in capital .............................     31,579      104,755 (4)
Retained earnings (deficit) ............................    (13,851)     (35,764)(4)
Cumulative translation adjustment ......................       (447)       (447)
                                                         ----------  -------------
  Total shareholders' equity ...........................     54,172       68,696
                                                         ----------  -------------
Total capitalization ...................................   $ 87,665     $ 87,665
                                                         ==========  =============

------------

   (1) The current portion of the Company's long-term debt aggregated $4,422,000 at December 31, 1995.

   (2) The Company is party to a credit agreement which makes available to the Company a maximum credit line of $60,000,000 through March 31, 1997. For additional information on long-term debt, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Financial Resources and Capital Expenditures."

   (3) Actual shares do not include (i) 1,324,092 shares of Common Stock reserved for issuance upon exercise of outstanding stock options or
       (ii) 395,339 shares of Common Stock reserved for issuance upon exercise of outstanding warrants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Financial Resources and Capital Expenditures."

   (4) Assumes a Common Stock price of $17.25 per share on February 9, 1996.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data for each of the five years ended December 31, 1994 are derived from the audited consolidated financial statements of the Company. The selected consolidated financial data at September 30, 1995 and 1994 and for the nine month periods then ended is unaudited but includes all adjustments (consisting solely of normal accruals and adjustments) which the Company considers necessary for a fair presentation of the financial position and results of operations at those dates and for those periods. The Company's business is highly seasonal, and the information for the nine month period ended September 30, 1995 may not be indicative of the operating results for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Seasonality and Backlog" for factors which should be considered in evaluating interim results. The selected consolidated financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto which are set forth in the Form 10-Q and the 1994 Form 10-K included in this Offering Circular as Appendices C and B, respectively, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                              NINE MONTHS ENDED                              YEARS ENDED
                                                SEPTEMBER 30,                                DECEMBER 31,
                                           ----------------------  --------------------------------------------------------------

                                               1995        1994        1994        1993         1992         1991         1990
                                           ----------  ----------  ----------  -----------  -----------  -----------  -----------

                                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues .............................   $137,078    $114,227    $178,792    $134,334     $166,280     $150,636     $126,943
Cost of products sold ....................     89,945      69,017     104,592      82,875      104,965       95,181       90,152
                                           ----------  ----------  ----------  -----------  -----------  -----------  -----------

Gross margin .............................     47,133      45,210      74,200      51,459       61,315       55,455       36,791
                                           ----------  ----------  ----------  -----------  -----------  -----------  -----------

Operating expenses:
 Advertising and promotion ...............     17,739      19,483      30,616      23,537       22,826       22,848       27,134
 Other selling and administrative  .......     22,476      17,468      26,974      25,640       30,345       29,372       31,694
 Research and development ................      6,195       6,470       7,288       7,451        6,861        6,213        7,717
 Variable stock option plan ..............         --          --          --       4,046           --           --           --
                                           ----------  ----------  ----------  -----------  -----------  -----------  -----------

Total operating expenses .................     46,410      43,421      64,878      60,674       60,032       58,433       66,545
                                           ----------  ----------  ----------  -----------  -----------  -----------  -----------

Earnings (loss) from operations ..........        723       1,789       9,322      (9,215)       1,283       (2,978)     (29,754)

Expenses related to resignation of former
 officer .................................         --          --          --          --       (2,152)      (3,807)          --
Net proceeds from Nintendo award  ........         --      12,124      12,124          --           --           --           --
Interest expense .........................     (2,357)     (1,730)     (2,609)     (1,836)      (1,550)      (1,775)      (3,046)

Interest and other income ................        213         308         365         136          210        1,020        3,555
                                           ----------  ----------  ----------  -----------  -----------  -----------  -----------

Earnings (loss) before income taxes  .....     (1,421)     12,491      19,202     (10,915)      (2,209)      (7,540)     (29,245)

Provision for income taxes ...............         --         477         778           9          238           --           --
                                           ----------  ----------  ----------  -----------  -----------  -----------  -----------

Net earnings (loss) ......................     (1,421)     12,014      18,424     (10,924)      (2,447)      (7,540)     (29,245)

Preferred stock dividends paid ...........         --          --          --          --          782        3,127        3,127
Preferred stock dividends in arrears  ....      2,345       2,345       3,127       3,127        2,345           --           --
                                           ----------  ----------  ----------  -----------  -----------  -----------  -----------

Net earnings (loss) applicable to common
 shares ..................................   $ (3,766)   $  9,669    $ 15,297    $(14,051)    $  (5,574)   $(10,667)    $(32,372)

                                           ==========  ==========  ==========  ===========  ===========  ===========  ===========

Net earnings (loss) per common share
 Primary .................................   $  (0.37)   $   0.96    $   1.51    $  (1.47)    $  (0.59)    $  (1.14)    $  (3.48)

                                           ==========  ==========  ==========  ===========  ===========  ===========  ===========

 Fully-diluted ...........................   $  (0.37)   $   0.91    $   1.41    $  (1.47)    $  (0.59)    $  (1.14)    $  (3.48)

                                           ==========  ==========  ==========  ===========  ===========  ===========  ===========

Common shares and common
 share equivalents outstanding--average  .     10,068      10,047      10,111       9,548        9,400        9,325        9,315







                                                      AT
                                                SEPTEMBER 30,                              AT DECEMBER 31,
                                           ----------------------  --------------------------------------------------------------

                                               1995        1994        1994        1993         1992         1991         1990
                                           ----------  ----------  ----------  -----------  -----------  -----------  -----------

Working capital ..........................   $ 52,387    $ 47,184    $ 53,219    $ 30,813     $ 27,070     $ 29,127     $ 37,914
Total assets .............................    117,344      93,653     100,766      71,005       71,604       64,016       75,546
Long-term debt ...........................     18,256      18,258      18,414      18,608        4,944        5,244        5,541
Stockholders' equity .....................     43,425      38,578      44,768      22,162       32,246       35,092       45,610

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   The following table sets forth certain operating data (as a percentage of the Company's net revenues) for the years ended December 31, 1994, 1993 and 1992 and the nine months ended September 30, 1995 and 1994:

                                       NINE MONTHS ENDED           YEARS ENDED
                                         SEPTEMBER 30,             DECEMBER 31,
                                      ------------------  ----------------------------
                                         1995      1994      1994      1993      1992
                                      --------  --------  --------  --------  --------
Net revenues ........................   100.0%    100.0%    100.0%    100.0%    100.0%
Cost of products sold ...............    65.6      60.4      58.5      61.7      63.1
                                      --------  --------  --------  --------  --------
Gross margin ........................    34.4      39.6      41.5      38.3      36.9
Advertising and promotion expenses  .    13.0      17.0      17.1      17.5      13.7
Other selling and administrative
 expenses ...........................    16.4      15.3      15.1      19.1      18.3
Research and development expenses  ..     4.5       5.7       4.1       5.6       4.1
Variable stock option plan expenses        --        --        --       3.0        --
                                      --------  --------  --------  --------  --------
Earnings (loss) from operations  ....     0.5       1.6       5.2      (6.9)      0.8
Expenses related to resignations of
 former officers ....................      --        --        --        --      (1.3)
Net proceeds from Nintendo award  ...      --      10.6       6.8        --        --
Interest expense ....................    (1.7)     (1.5)     (1.5)     (1.3)     (0.9)
Other income, net ...................     0.2       0.2       0.2       0.1       0.1
Provision for income taxes ..........      --      (0.4)     (0.4)       --      (0.2)
                                      --------  --------  --------  --------  --------
Net earnings (loss) .................    (1.0)%    10.5%     10.3%     (8.1)%    (1.5)%
                                      ========  ========  ========  ========  ========


   The following discussion should be read in conjunction with the Company's Selected Consolidated Financial Data and the Company's Consolidated Financial Statements, including the notes thereto, which are set forth in the Form 10-Q and the 1994 Form 10-K included in this Offering Circular as Appendices C and B, respectively.

 Nine Months Ended September 30, 1995 and 1994

   Net revenues of $137.1 million in the nine month period ended September 30, 1995 represented a 20% increase from net revenues of $114.2 million in the same period in 1994. Sky Dancers and My Pretty DollHouse sales were $44.0 million and $7.3 million, respectively. These products were first introduced in late 1994. Micro Machines sales were $56.9 million as compared to $65.2 million in 1994. The decrease in sales is mainly attributable to a decline in sales from the Micro Machines Z-Bots segment and this decline is expected to continue. Biker Mice From Mars(Registered Trademark) worldwide sales were $19.6 million as compared to $33.3 million in 1994. In 1995, domestic sales to retailers have been discontinued, as planned, while international sales have been strong.

   Gross margins were $47.1 million in the nine month period ended September 30, 1995, as compared to $45.2 million in the same period in 1994. The higher sales volume increased gross margins by $9.0 million but was offset by a $7.1 million decrease from a lower gross margin rate. The gross margin rate decreased to 34.4% in 1995 from 39.6% in 1994 due primarily to two factors. First, tooling and packaging development costs were a higher percent of revenues in 1995 as compared to 1994 in support of the Company's expanded product lines. Second, international sales as a percentage of worldwide revenues were higher in 1995 compared to 1994. The Company's gross margin on international sales is significantly lower than domestic sales because international prices are lower as the customer is responsible for the cost of importing and promoting the product.

   Advertising and promotion expenses in the nine month period ended September 30, 1995 were $17.7 million as compared to $19.5 million in the same period in 1994. The lower expenses were a result of a decrease in planned domestic television advertising expense as a percent of sales.

   Other selling and administrative expenses for the nine month period ended September 30, 1995 were $22.5 million in 1995 as compared to $17.5 million in the same period in 1994. The increase in expenses was due mainly to (1) higher planned personnel costs as a result of increased marketing and selling efforts, (2) higher legal expenses and (3) higher freight costs.

   Research and development expenses for the nine month period ended September 30, 1995 were $6.2 million compared to $6.5 million in the same period in 1994. The decrease was due to timing of expenditures in 1995 as compared to 1994.

   In 1994, the net proceeds from the Nintendo award represents the receipt, net of associated legal and related expenses, of the Company's share of proceeds from its litigation with Nintendo of America, Inc.

   Interest expense for the nine month period ended September 30, 1995 was $2.4 million as compared to $1.7 million in the same period in 1994. The increase was due to higher average borrowings and a higher interest rate in 1995 as compared to 1994.

   In 1995, no tax provisions were recorded due to the Company's net operating loss and tax credit carryforwards. In 1994, the income tax provision reflects the quarterly application of the estimated annual rate based on the projected full year earnings and includes the utilization of net operating loss carryforwards.

 Years Ended December 31, 1994 and 1993

   In 1994, the Company was profitable and had its best performance since 1989. This was a result of the successful implementation of the Company's recovery plan which began in 1991.

   The recovery plan's objective was to reposition the Company to enable it to generate sustainable profitability and growth. Essential to reaching this objective were three key goals: (1) restore and expand the Company's core business, the Micro Machines brand, (2) focus on growth opportunities in new product areas, such as the male action category, and (3) lower breakeven versus the 1990 cost profile. The new management team was put in place in 1991.

   Overall, consolidated net revenues, including both toy sales and sales of the Game Genie video game enhancer, in 1994 were $178.8 million, which represented a 33% increase from 1993 net sales of $134.3 million. Worldwide toy sales in 1994 achieved a 72% increase as compared to 1993. Domestic toy sales rose by 103% and international toy sales rose by 33% from 1993 to 1994.

   In 1994, sales of Micro Machines products grew significantly for the second consecutive year. Net sales in 1994 climbed to $113.0 million which was a 59% increase over 1993 levels. This comes on top of a 55% increase in sales in 1993 over 1992. A significant area of growth in the Micro Machines line was from licensed products such as Star Wars, Star Trek and Power Rangers. The Company also successfully entered a new, high-growth potential category--male action. Biker Mice From Mars, which was introduced in late 1993, generated sales in 1994 of $41.4 million as compared to $4.3 million in 1993. In late 1994, shipments of two new products, Sky Dancers, a flying doll, and My Pretty DollHouse commenced and generated sales of $3.3 million and $3.0 million, respectively. Game Genie sales were $4.2 million in 1994 as compared to $32.8 million in 1993. This decrease in Game Genie sales reflected the normal maturity cycle for such products and this trend is expected to continue.

   Gross margin totaled $74.2 million in 1994, an increase of $22.7 million from 1993. This increase was due to higher sales volume and a higher gross margin rate. The gross margin rate improved to 41.5% in 1994 from 38.3% in 1993 due to three factors. First, the international gross margin rate was higher due to a change in product mix. Second, the percent of U.S. sales to worldwide sales was greater. The Company's gross margin rate on domestic sales is significantly higher than foreign sales because foreign prices are lower as the customer is responsible for the cost of importing and promoting the products. Third, while tooling, packaging and other costs in the aggregate were higher in 1994 compared to 1993, they were lower as a percent of sales in 1994 compared to 1993.

   Advertising and promotion expenses were $30.6 million in 1994 compared to $23.5 million in 1993. The higher expenses were primarily a result of an increase in planned domestic television advertising expense in connection with the Company's expanded product lines. Other selling and administrative expenses were $27.0 million in 1994 compared to $25.6 million in 1993. This increase was due mainly to incentive compensation which was reinstated based on the Company's 1994 performance. Research and development expenses were approximately equal in 1994 compared to 1993.

   The $4.0 million expense in 1993 related to the variable stock option plan was a one-time charge. See discussion below. The Company received $12.1 million in 1994 from the litigation award from Nintendo of America, Inc. This amount was obtained by reducing the gross award of $16.1 million by amounts due the Company's Game Genie licensors. (See Note L to the Company's Consolidated Financial Statements contained in the 1994 Form 10-K attached as Appendix B).

   Interest expense in 1994 was $2.6 million compared to $1.8 million in 1993. An increase of $1.0 million was due to the Debentures being outstanding during all of 1994 compared to being outstanding for less than 2 months in 1993. Interest was reduced by lower average borrowings under the Company's line of credit in 1994, although interest rates were higher.

   Other income was $0.4 million in 1994, as compared to $0.1 million in 1993.

   The income tax expense for 1994 includes provisions for federal, state and foreign income taxes, after taking into account the available net operating loss carryforwards from prior years. In 1993, the tax provision represented only foreign income taxes as there was no taxable U.S. income. At December 31, 1994, the Company had federal net operating loss carryforwards of approximately $11.5 million and unused federal tax credits of approximately $1.7 million available to reduce taxes in future periods. (See Notes A and F to the Company's Consolidated Financial Statements contained in the 1994 Form 10-K attached as Appendix B).

   The Company's breakeven point has been substantially reduced since 1990. In 1994, the Company's earnings from operations were $9.3 million on $178.8 million in sales, which was a $39.1 million improvement in earnings from operations and a $51.9 million improvement in sales in comparison to 1990 sales of $126.9 million and loss from operations of $29.8 million.

   In management's opinion, inflation did not have a material impact on the Company's business in 1994. The Company did not have any substantial price increases in 1994 or 1993.

   The toy industry is affected by changing consumer tastes, shifting cultural and demographic trends and general economic conditions.
Consequently, the Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products in a timely and efficient manner. The Company may not always be able to anticipate changes in consumer demand or to respond quickly to such changes once they are identified, and such inabilities could have an adverse impact on the Company.

   Historically, a relatively small number of items have contributed a large portion of the Company's revenues in each year. An increase or decrease in popularity of a particular item during any year could have a material adverse impact on revenues and profit for that year. The Company's strategy emphasizing multi-year extendable brands is intended to mitigate such adverse impacts.

   The Company does not carry insurance for political, social or economic unrest or disruption for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruption would depend on general factors, including, but not limited to, the nature, extent and location of such unrest or disruption and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass cost increases likely to be incurred resultant from
(1)-(3) above through to the Company's customers as product price increases.

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

   The Company's products are principally produced in China, which currently is designated with MFN status by the United States. This designation allows products imported into the United States from China to be accorded the most favorable import duties. In late 1994, Congress approved the GATT (Uruguay round), which allows imports into the United States of toy merchandise with unconditional duty-free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions, which could result in the United States imposing higher duties on selective Chinese-made products imported into the United States (these sanctions would be put in place through Section 301). In the past, Section 301 sanctions proposed by the United States did not include sanctions or punitive damages against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in import duty for the Company's products produced in China and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped from China to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese-produced products would depend on several factors including, but not limited to, the Company's ability to (1) procure alternative manufacturing sources outside of China, (2) retrieve its tooling located in China, (3) relocate its production in sufficient time to meet demand and (4) pass cost increases likely to be incurred resultant from
(1)-(3) above through to the Company's customers as product price increases.

   In 1994, certain quotas on Chinese-produced toy products were introduced in the European Economic Community. The quotas are not expected to have a material impact on the Company's business in the foreseeable future.

 Years Ended December 31, 1993 and 1992

   Net revenues of $134.3 million for 1993 represented a 19% decrease from 1992 revenues. Results were adversely affected by heightened inventory controls by retailers. Despite that environment, the Company experienced sales growth in its toy product lines which was mainly attributable to its core brand Micro Machines. Worldwide sales in 1993 of Micro Machines, which included Z-Bots, increased 55% over 1992 sales levels. Micro Machines sales increased to $54.9 million in 1993 from $45.3 million in 1992 and Z-Bots generated sales of $16.0 million in 1993.

   Game Genie sales were $32.8 million in 1993 as compared to $65.3 million in 1992. This decrease reflected the normal maturity cycle for such products. In December 1993, shipments of Biker Mice From Mars commenced and generated $4.3 million of sales. This licensed product line consists of action figures, accessories and playsets based on the Biker Mice From Mars syndicated television animation series, which first aired in September 1993. In 1992, Trash Bag Bunch, Baby Face, World Championship Wrestling, Lazer Pro, Macro Machines and Magic Diaper Babies had sales of $28.5 million; these products had significantly reduced sales in 1993 to $3.3 million. The Company continues to introduce new products each year, such as Z-Bots, to offset the revenue lost as a result of the discontinuation of other products.

   Gross margin totaled $51.5 million in 1993, a decrease of $9.8 million from gross margin of $61.3 million in 1992. The decrease was due to lower sales volume. The gross margin rate improved to 38.3% in 1993 from 36.9% in 1992 due mainly to two factors. First, sales of discontinued products, which sold at little or no margin, decreased as a percentage of total revenues in 1993 over 1992. Second, domestic gross margins were higher due to a change in product mix.

   Advertising and promotion expenses were $23.5 million in 1993 compared to $22.8 million in 1992. The increase was due to various sales promotions and an increase in television origination costs.

   Other selling and administrative expenses were $25.6 million in 1993 compared to $30.3 million in 1992. This decrease was due mainly to cost reductions in foreign operations, reduced legal fees and reduced insurance expenses.

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

   Research and development expenses increased in 1993 to $7.5 million from $6.9 million in 1992. This increase was attributable to outside contract expense and the expansion of the number of products being developed.

   Expenses related to the variable stock option plan were approximately $4.0 million in 1993 resulting from a fourth quarter non-recurring, non-cash charge. This charge arose from the operation and termination of the Company's 1992 Senior Executive Stock Option Plan (the "1992 Plan"), a variable stock option plan. The sharp rise in the price of the Company's Common Stock during the fourth quarter (and the corresponding decrease in the exercise price of the options granted under the 1992 Plan) led to the non-recurring charge. Generally accepted accounting principles ("GAAP") for variable stock option plans required the Company to record a compensation expense accrual measured by the difference between the market price of the Common Stock underlying an option and the option exercise price as of December 31, 1993. This charge against earnings was recorded although no compensation payments were required by the 1992 Plan or made by the Company.

   The Company believed that the application of GAAP could have resulted in large and repeated future distortions to reported quarterly earnings of the Company, based on fluctuations in the stock price so long as the 1992 Plan remained in effect. Therefore, on January 26, 1994, in order to prevent the distortion of future reported earnings of the Company, the Board of Directors terminated the 1992 Plan, subject to stockholder approval. The 1992 Plan was canceled and replaced by a new plan, subject to stockholder approval. Under the new plan, each holder of options under the 1992 Plan was granted new options with an option exercise price of $9.00, the trading price of the Common Stock of the Company at the time of the Board of Directors' actions. In connection with the termination of the 1992 Plan, the Company recorded an accrued liability on its balance sheet at December 31, 1993 in the amount of approximately $4.0 million and recorded a non-recurring, non-cash charge to earnings. In addition, in connection with the termination of the 1992 Plan, subject to stockholder approval, the Board of Directors also granted 449,732 shares of Common Stock to compensate such optionees for giving up their existing gain that had arisen under the 1992 Plan measured by the difference between the $9.00 market price and the option exercise price of the 1992 Plan options at the time the 1992 Plan was terminated. All of the above changes were approved by the stockholders on June 21, 1994. (See Note N to the Company's Consolidated Financial Statements contained in the 1994 Form 10-K attached as Appendix B).

   Interest expense in 1993 was $1.8 million compared to $1.6 million in 1992. The increase was due to two factors. First, the average line of credit borrowing was higher in 1993 as compared to 1992 and the interest rates slightly decreased. Second, the Company incurred interest expense related to the Debentures issued in November 1993.

   Other income, net was approximately equal in 1993 and 1992.

   The tax provisions recorded represent taxes accrued on income of the Company's wholly-owned foreign subsidiary for the years ended 1993 and 1992. No U.S. tax recovery was recorded on the loss in the years ended 1993 and 1992 due to prior year losses. In 1993, the Company retroactively adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. The new standard is similar to SFAS No. 96, which the Company had used since 1988, as SFAS No. 109 also requires, among other things, an asset and liability approach for financial accounting and reporting for income taxes. Adoption of SFAS No. 109 did not have a material effect on the Company's consolidated financial statements.

 Liquidity, Financial Resources and Capital Expenditures

   On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the "New Agreement") with Congress Financial Corporation (Central). (See Note Q to the Company's Consolidated Financial Statements contained in the 1994 Form 10-K attached as Appendix B).

   Working capital was $52.4 million at September 30, 1995 compared to $53.2 million at December 31, 1994 and $47.2 million at September 30, 1994. The ratio of current assets to current liabilities was 1.9 to 1.0 at September 30, 1995 compared to 2.4 to 1.0 at December 31, 1994 and 2.3 to 1.0 at September 30, 1994.

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

   The Company had no material commitments for capital expenditures at September 30, 1995.

   The Company believes that with its assets, the results of operations and the New Agreement it has adequate liquidity and capital resources to meet its current and anticipated operating needs.

 Recent Accounting Pronouncement

   In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which establishes a fair value base method of accounting for stock based compensation. The Company has not yet considered the impact of SFAS No. 123 on its recording or disclosure of stock-based compensation.

                                   BUSINESS

GENERAL

   The Company designs, develops, markets and sells high quality toys worldwide and has been engaged in the toy business since 1957. The Company's strategies in selecting and developing product lines are to focus primarily on low to medium priced extendable product lines that are brandable, to capitalize on current trends in the toy industry and popular culture and to expand and diversify its product categories. Consistent with these strategies, the types of products which have produced the preponderance of the Company's revenues have changed significantly. This product change evolved both by developing and procuring new toys which are based on original ideas and by seeking to obtain and develop new entertainment licenses.

   The Company's products are generally sold worldwide, with a substantial portion of its revenues derived from sales in the United States and Europe. The Company sells its products principally to retailers in the United States and to toy distributors outside of the United States. U.S. retail outlets for the products include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores and variety stores. See "Business--Distribution and Sales." The Company's products are generally manufactured overseas, primarily in China.

   The Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products based on such trends in a timely and efficient manner. As a result of changing consumer tastes, individual toys usually have relatively short product lives. Consequently, an increase or decrease in popularity of a particular item during any year could have a material impact on revenues and profit for that year.

   The Company has historically marketed a variety of toy products designed for children of both sexes and of different age groups. In recent years, the Company's main emphasis has been to revive, develop, extend and expand its core brand, Micro Machines, and to diversify the balance of its other product lines by building other multi-year thematic brands. See "Business--Licensing and Related Rights; Trademarks."

   Consistent with the extendable product life strategy, the Company's Micro Machines(Registered Trademark) product line, first introduced in 1987, has generated significant sales for a much longer product life than most toy products, and the Company believes that the product line will continue to generate significant sales in the immediate future. Micro Machines sales represented 44% of the Company's total revenues in 1995, 51% in 1994 and 41% in 1993. Continuing demand for this product line was strong and shipments for certain new 1996 product lines commenced in the fourth quarter of 1995. While the Micro Machines line has generated continuing sales for an extended period of time, there can be no assurance that the demand for Micro Machines products will continue at current or previous levels.

PRODUCTS

   The Company's 1996 product offering consists of four girls' lines, including continuations and extensions of the Sky Dancers(Registered Trademark), My Pretty DollHouse(Trademark) and Happy Ness(Trademark) lines, and also the new Pound

Puppies(Registered Trademark) line; and five boys' lines, including continuations and extensions of the Micro Machines(Registered Trademark) and Biker Mice From Mars(Registered Trademark) lines, and also the new Dragon Flyz(Trademark), Real Adventures of Jonny Quest(Trademark) and
UltraForce(Trademark) lines.

   In the girls' product area, the highly successful Sky Dancers(Registered Trademark) flying doll and accessory line has been extended to include new segments, including Pretty Lights(Registered Trademark) with light-up flying dolls and launchers; smaller-size Fairy Flyers(Trademark) flying dolls, pets and Magical Flying Carousel(Trademark) playset; Fairy Tale Couples(Trademark); and the Flying Princess(Trademark) doll with graceful fluttering wings. The My Pretty DollHouse(Trademark) line has been extended with Enchanted Castles(Trademark) as well as new basic house and accessory styles. The Happy Ness line includes play figures and playsets. The Company has also reintroduced a small-scale version of Pound Puppies(Registered Trademark) and Pound Pur-r-ries(Registered Trademark), the most successful plush toy lines of the 1980's.

   In the boys' product area, the Micro Machines line of miniature vehicles, playsets and accessories now includes a new, larger Action Fleet(Trademark) scale of Star Wars(Registered Trademark) articulated action figures, vehicles and playsets, as well as the continuations and extensions of other successful Star Wars vehicles, figures and playsets in the traditional Micro Machines scale. Other Micro Machines licensed properties include Star Trek(Registered Trademark), Babylon 5(Trademark), Aliens(Trademark), James Bond 007(Trademark), Indiana Jones(Trademark) and Predator(Trademark). A new segment, Exploration, features the first Micro Machines that float in water. Finally, three innovative new Double Takes(Trademark) playsets have been added--two in the Basic segment and one in the Military segment. These transforming playsets feature two action play environments in one toy.

   The male action figure product area features three new lines, as well as the continuation of the Biker Mice From Mars(Registered Trademark) line in the international marketplace. Dragon Flyz(Trademark) is an assortment of fully articulated flying warriors with dragon-styled launchers. The Real Adventures of Jonny Quest(Trademark) is based on the updated reintroduction of the classic 1960's animated television property from Hanna-Barbera Cartoons and Turner Home Entertainment, featuring both real-world and futuristic, virtual-reality QuestWorld(Trademark) figures and vehicles. The UltraForce(Trademark) line of super heroes and villains is based on the successful comic book series and animated television show.

   The Company's 1995 product line consisted of continuations and extensions of the Micro Machines line and introductions of several new product lines, including a new extendable girls' brand, Sky Dancers (Trade Mark) dolls.

   The Micro Machines line included the continuing licensed vehicles based on the popular Star Wars(Registered Trademark) motion picture trilogy. The Company had also added Star Wars playsets depicting scenes from the movies and including action features, figures and vehicles. Other licensed products included vehicles and figures from the Power Rangers (Trade Mark) television series, and the James Bond 007 (Trade Mark) motion picture. There were also new vehicles from the Star Trek(Registered Trademark) and Babylon 5 (Trade
Mark) television series. To extend the Micro Machines segment of military vehicles and troops, new playsets included Night Attack! (Trade Mark) , with its battery-powered searchlight and multi-missile launcher, as well as FalconWing Skybase (Trade Mark) and Orion J-22 (Trade Mark) Submarine Base transforming playsets. Also under the Micro Machines brand was Z-Bots(Registered Trademark), a line of collectible robot figures, vehicles and playsets.

   The new and innovative Sky Dancers line of dolls and playsets featured the first known girls' doll that flies. These collectible ballerina dolls fly utilizing a special launcher with pull-cord action created in various themes. The playsets included Magic Rolling Launchers in the shape of a swan and pegasus.

   The Company's new My Pretty DollHouse line was based on a classic girls' toys play pattern that incorporated the successful concepts of miniaturization and collectibility. This product line consisted of modular, finely-decorated miniature dollhouses that came with dolls and other surprise accessories. Also available were coordinated designer Furniture Packs, Back and Front Yard Sets, and snap-on 2nd Story Additions to expand the houses into even bigger mansions.

   Also introduced was UltraForce (Trade Mark) , a licensed male action line of dramatic super heroes and villains, vehicles and accessories, based on the Malibu (Trade Mark) (Marvel) Comics (Trade Mark) strips and the new syndicated animated television series that premiered in October 1995.

LICENSING AND RELATED RIGHTS; TRADEMARKS

   The Company normally produces substantially all of its products under licenses from other parties. Some of these licenses confer rights to exploit original concepts developed by toy inventors and designers.

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

Other licenses, referred to as entertainment licenses, permit the Company to manufacture and market toys based on characters or properties which develop their own popular identity, often through exposure in various media such as television programs, movies, cartoons and books. Normally most entertainment licenses extend for one to three years and are typically renewable at the option of the Company upon payment of certain minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. Licenses for original ideas typically extend for the commercial life of the product. In addition, the Company pays royalties to its licensors, which typically range from 2% to 14% of net sales. In certain instances, the Company may agree to guarantee payment of a minimum royalty. As of December 31, 1994 and 1993, minimum future guaranteed payments aggregated approximately $2,630,000 and $732,000, respectively. Royalties expense in 1994 and 1993 totaled approximately $13,498,000 and $11,337,000, respectively. As a result of increased competition among toy companies for licenses, in certain instances the Company has paid, and may in the future be required to pay, higher royalties and higher minimum guaranteed payments in order to obtain attractive properties for the development of product lines.

   The Company is an active participant in the market for entertainment licenses and has obtained domestic and international license rights for most of its products. A determination to acquire an entertainment license must frequently be made before the commercial introduction of the property in which a licensed character or property appears, and license arrangements often require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of an entertainment licensing program is dependent upon the ability of management to assess accurately the future success and popularity of the properties which it is evaluating, to bid for products on a selective basis in accordance with such evaluation, and to capitalize on the properties for which it has obtained licenses in an expeditious manner. In 1994, the Company generated significant sales under existing entertainment license arrangements for Star Wars, Star Trek, Biker Mice From Mars and Power Rangers.

   As part of its strategic licensing program, the Company has signed an agreement with Twentieth- Century Fox Licensing and Merchandising that gives the Company the exclusive worldwide first rights to license toys based on various new Fox theatrical and television properties, until the year 2004 (including renewal rights granted to the Company). The agreement fulfills a key growth objective of forming an alliance with a powerful content provider and assures access to a continuous flow of first-rank entertainment properties from Twentieth-Century Fox Film Corporation, Fox Animation Studios, Twentieth-Century Fox Television, Fox Broadcasting Company, Fox Family Films, Fox 2000 Pictures, and Fox Searchlight Pictures. Pursuant to this agreement, the Company has determined to initially produce toys based on the recently announced full-length feature film Anastasia (Trade Mark) as well as the current hit television science fiction series Space: Above and Beyond (Trade Mark) .

   In addition to the Twentieth-Century Fox agreement, the Company has signed a master toy license agreement with Turner Home Entertainment for The Real Adventures of Jonny Quest(Registered Trademark).

   The Company has also been awarded the master toy license by Sony Signatures for TriStar Pictures' science fiction adventure Starship Troopers, which is being produced under an arrangement between TriStar Pictures and the Walt Disney Motion Pictures Group.

   Most of the Company's products are sold under trademarks and certain products incorporate patented devices or designs. The Company customarily seeks protection of its product patents and major product trademarks in the United States and certain other countries. These trademarks, such as Micro Machines, are significant assets of the Company. The Company believes that the loss of certain of its license rights or trademarks for particular product lines may have a material adverse effect on its business. However, the Company believes its rights to these properties are adequately protected.

RESEARCH AND DEVELOPMENT

   The Company employs its own designers and engineers and also utilizes the services of independent designers and engineers on an ongoing basis. The Company presents its designers with toy concepts licensed or, to a lesser extent, originated by it, and the designers create renderings of the proposed product. Designs are then presented to the Company's engineers, who, using the renderings, perform mechanical drawings and engineering services and create prototypes for new products. Prototypes for proposed products are then reviewed by the Company's management, including representatives of marketing, sales and manufacturing, prior to final acceptance. Character licensors usually retain the right to approve the products being marketed by the Company.

   The Company spent approximately $7,886,000, $7,288,000, $7,451,000 and
$6,861,000 on research and development activities in 1995, 1994, 1993 and 1992, respectively, exclusive of amounts paid to certain inventors and designers who receive royalties as licensors. Those amounts do not include approximately $12,388,000, $7,149,000, $4,502,000 and $4,583,000 incurred in
1995, 1994, 1993 and 1992, respectively, for tooling and package design.

MANUFACTURING

   The Company's products are manufactured to its specifications by nonaffiliated third party vendors, usually located in the Orient. Over 80% of the Company's products were produced in China in 1995 and 1994. These vendors are responsible for all aspects of the production of the Company's products in accordance with Company specifications.

   The Company's manufacturing is currently performed by 19 manufacturers, some of whom derive a substantial percentage of their business from the Company. In 1994, four manufacturers each produced in excess of 10% of the Company's products and combined to produce 81%. In 1995, manufacturer production has been similarly concentrated as in 1994.

   The Company, through its wholly-owned subsidiary Galco International Toys, N.V. ("Galco") located in Hong Kong, maintains close contact with the Company's manufacturers and subcontractors and monitors the quality of the products produced. Decisions related to the choice of manufacturer are based on price, quality of merchandise, reliability and the ability of a manufacturer to meet the Company's timing requirements for delivery. See "Business--Competition." Generally, tooling is owned by the Company but may be utilized by different manufacturers if the need arises for alternate sources of production.

   The Company does not carry insurance for political, social or economic unrest or disruption for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruption would depend on several factors, including, but not limited to, the nature, extent and location of such unrest or disruption and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass cost increases likely to be incurred resultant from
(1)-(3) above through to the Company's customers as product price increases.

   The Company's products are principally produced in China, which currently is designated with MFN status by the United States. This designation allows products imported into the United States from China to be accorded the most favorable import duties. In 1994, Congress approved the GATT (Uruguay round), which allows imports into the United States of toy merchandise with unconditional duty-free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions, which could result in the United States imposing higher duties on selective Chinese-made products imported into the United States (these sanctions would be put in place through Section 301). In the past, Section 301 sanctions proposed by the United States did not include sanctions or punitive damages against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in duty for the Company's products produced in China and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped from China to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese-produced products would depend on several factors including, but not limited to, the Company's ability to (1) procure alternative manufacturing sources outside of China, (2) retrieve its tooling located in China, (3) relocate its production in sufficient time to meet demand and (4) pass cost increases likely to be incurred resultant from
(1)-(3) above through to the Company's customers as product price increases.

   In 1994, certain quotas on selected Chinese-produced toy products were introduced in the European Economic Community. The quotas are not expected to have a material impact on the Company's business in the foreseeable future.

   Transactions in which the Company purchases goods from manufacturers are mostly denominated in Hong Kong dollars and, accordingly, fluctuations in Hong Kong monetary exchange rates may have an impact on cost of goods. However, in recent years, the value of the Hong Kong dollar has had a continuing stable relationship to the value of the U.S. dollar and the Company has not experienced any significant foreign currency fluctuations. Inflationary pressure in China could have an effect on the cost of product sourced from China.

   Galco's employees arrange with manufacturers for the production, shipment and delivery of products, monitor the quality of the products produced, and undertake certain elements of the design and development of new products.

   The principal raw materials used in the production and sale of the Company's products are plastics and paper products. The Company believes that an adequate supply of raw materials used in the manufacture of its products are readily available from existing and alternate sources.

DISTRIBUTION AND SALES

   The Company markets and sells its products throughout the world, with sales to customers in the United States aggregating on a consolidated basis 63%, 66%, 66% and 65% of net sales in 1995, 1994, 1993 and 1992, respectively.

   Outlets for the Company's products in the United States include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores, variety stores and independent distributors which purchase the products directly from the Company and ship them to retail outlets. In 1995, 1994 and 1993, Toys "R" Us, Inc. accounted for approximately 20% of the Company's consolidated net sales.

   The Company has a sales staff of seven people, supplemented by several manufacturers' representative organizations in the United States, that act as independent contractors. The Company's sales staff and the manufacturers' representatives offer the Company's products through the use of samples and promotional materials at toy shows and by making regular customer sales calls. The Company also directly introduces and markets to customers new products and extensions to previously marketed product lines by participating in the major trade shows in New York, Hong Kong and Europe and through the maintenance of a showroom in New York City. Manufacturers' representatives utilized by the Company receive commissions, which were approximately 1.0%, 1.3% and 1.3% of net sales in 1994, 1993 and 1992, respectively.

   The Company utilizes warehouse facilities primarily in Union City, California for storage of its products. Disruptions in shipments from Asia or from the Union City facility could have a material adverse effect on the Company. The Company believes that adequate storage facilities are available.

   The Company has an extensive international sales program. The Company, in conjunction with Galco, actively sells its products into 35 countries and sells directly to 51 separate, independent toy distributors, each of which is domiciled in the respective country to which sales are made. While international sales have accounted, on average, for only approximately one-third of total Company sales, these sales amount to a greater proportion of the unit volume of Company products sold outside of the United States. International sale prices to distributors are significantly lower than U.S. domestic sale prices to retail accounts since international distributors are responsible for all importation, warehousing, marketing, promotional and selling related costs. In 1995 and 1994, approximately 50% of all Galoob toys sold were shipped to countries outside the United States.

   Sales by the Company to foreign customers are ordinarily denominated in U.S. dollars and, accordingly, the Company's revenues are not affected by fluctuations in monetary exchange rates. However, the value of the U.S. dollar in relation to the value of other currencies may have a positive or negative impact on the Company's sales volume over time, depending on the change in relationship of the respective currencies.

   The Company does not ordinarily sell its products on consignment and ordinarily accepts returns only for defective merchandise. Returns have historically not been significant. In certain instances, where retailers are unable to resell the quantity of products which they have purchased from the Company, the Company may, in accordance with industry practice, assist retailers to sell such excess inventory by offering discounts and other price concessions.

ADVERTISING

   Although a portion of the Company's advertising budget is expended for newspaper advertising, magazine advertising, catalogs and other promotional materials, the Company allocates the bulk of its advertising budget to television. As is common practice in the toy industry, the Company advertises on national network, syndicated cable and local spot television.

SEASONALITY AND BACKLOG

   Because of heavy retail demand for toy products during the Christmas season, the toy industry is highly seasonal in nature. Consistent with the fact that a disproportionate share of receivables is created late in the year and consistent with U.S. toy industry practices, receivables from a significant portion of domestic sales are not collected until the final weeks of the fourth quarter and the first quarter of the succeeding year, which creates a substantial demand for working capital on a seasonal basis.

   Orders in the U.S. toy industry are generally cancelable until shipped. Therefore, the Company believes that backlog may not be an accurate indicator of the Company's future sales.

COMPETITION

   The toy industry is highly competitive. The Company competes with several larger domestic and foreign toy companies, such as Hasbro, Mattel, Tyco, Bandai and Playmates, and many smaller companies in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines, and the marketing and distribution of its products. Some of these companies have longer operating histories, broader product lines and greater financial resources and advertising budgets than the Company. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. The Company believes that the strength of its management team, the quality of its products, its relationships with inventors, designers and licensors, its distribution channels and its overhead and operational controls allow the Company to compete effectively in the marketplace. See "Business--Research and Development" and "Business--Distribution and Sales."

GOVERNMENT REGULATIONS

   The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the CPSC to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be hazardous and can require a manufacturer to recall such products under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. Products are also designed and tested to meet or exceed ASTM F963, the Standard Consumer Safety Specification on Toy Safety. The Company emphasizes the safety and reliability of its products and has established a strong quality assurance and control program to meet the Company's objective of delivering high-quality, safe products.

EMPLOYEES

   As of December 31, 1995, the Company had 224 employees; 125 in the United States and 99 in the Far East. This compares to 239 total employees at December 31, 1994, 108 in the United States and 131 in the Far East. Nine of the Company's employees, some of which are employed only on a seasonal basis, are subject to a collective bargaining agreement which expires on May 31, 1998. The Company believes that its labor relations are satisfactory.

PROPERTIES

   The Company's principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California, where the Company owns a building with approximately 136,000 square feet. The Company occupies approximately 33,000 square feet of office space and leases the remaining 103,000 square feet of warehouse space to third parties. The Company also has 125,000 square feet of warehouse space at Union City, California, under a lease which expires in 1997, with rights to renew for an additional five-year term. The Company has a showroom, consisting of approximately 17,200 square feet, which is located at 1107 Broadway, New York, New York, under a lease that expires in 2006, and office and warehouse space in Hong Kong consisting of approximately 30,000 square feet under leases which expire at varying dates through 1998.

   The Company's properties will be expanded to support as necessary future growth levels in the Company's business.

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

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information as of December 31, 1995 with respect to the Common Stock of the Company beneficially owned by (a) each director of the Company, (b) all persons known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company, (c) the Chief Executive Officer of the Company and the other four most highly compensated executive officers of the Company for the Company's fiscal years ended December 31, 1992, 1993, and 1994, and (d) all executive officers and directors of the Company as a group.

                                                                PERCENT OF COMMON
                                             NUMBER OF SHARES    STOCK OWNERSHIP
NAME OF BENEFICIAL OWNER                           (1)                 (1)
-----------------------------------------  ------------------  -----------------
FMR Corp. (2) ............................      1,187,963             11.1%
Dimensional Fund Advisors, Inc. (3)  .....        625,300              6.2%
College Retirement Equities Fund (4)  ....        541,500              5.4%
William G. Catron (5) ....................        124,137              1.2%
Andrew J. Cavanaugh ......................          3,700                 *
Paul A. Gliebe, Jr. ......................          4,350                 *
Mark D. Goldman (6) ......................        659,041              6.5%
Scott R. Heldfond ........................          5,450                 *
Loren Hildebrand (7) .....................        100,000                 *
Hoffer Kaback ............................          2,000                 *
S. Lee Kling .............................          7,000                 *
Roger Kowalsky ...........................          5,000                 *
Gary J. Niles (8) ........................        199,567              2.0%
Louis R. Novak (9) .......................        192,770              1.9%
Martin Nussbaum (10) .....................          9,473                 *
George Riordan ...........................          3,000                 *
All executive officers and directors as a
 group (consisting of 28 persons) (11)  ..      1,615,287             14.3%

------------

   * Less than 1%.

    (1) This table identifies persons having sole voting and/or investment power with respect to the shares of Common Stock set forth opposite their names as of December 31, 1995, according to the information furnished to the Company by each of them. A person is deemed to be the beneficial owner of shares of Common Stock that can be acquired by such person within 60 days from the date of this Prospectus upon the conversion of convertible securities or the exercise of warrants or options. Percentage of Beneficial Ownership is based on a total of 10,089,961 shares of Common Stock outstanding and assumes in each case that the person only, or group only, exercised his rights to purchase all shares of Common Stock underlying convertible securities, options or warrants.

    (2) Address is 82 Devonshire Street, Boston, Massachusetts 02109. As set forth in Amendment No. 5 to Schedule 13D filed January 24, 1996 filed with the Securities and Exchange Commission. Includes 619,163 shares of Common Stock issuable upon conversion of Depositary Shares, based on a conversion price of approximately 1.185 shares of Common Stock per Depositary Share.

    (3) Address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 40401. As set forth in a Schedule 13G dated February 7, 1996 filed with the Securities and Exchange Commission.

    (4) Address is 730 Third Avenue, New York, New York 10017. As set forth in a Schedule 13G dated February 8, 1994 filed with the Securities and Exchange Commission.

    (5) Includes options to purchase 86,111 shares of Common Stock.

    (6) Includes options to purchase 454,630 shares of Common Stock.

    (7) Includes options to purchase 100,000 shares of Common Stock.

    (8) Includes options to purchase 162,870 shares of Common Stock.

    (9) Includes options to purchase 157,870 shares of Common Stock.

   (10) Includes 2,473 shares of Common Stock which are issuable upon exercise of a warrant which was issued to Shereff, Friedman, Hoffman & Goodman, LLP on December 11, 1991 in connection with Mr. Nussbaum's service as Chairman of the Executive Committee of the Board of Directors. Mr. Nussbaum disclaims beneficial ownership of the other shares of Common Stock issuable upon exercise of the warrant.

   (11) Includes an aggregate of options to purchase 1,236,092 shares of Common Stock and 2,473 shares which may be acquired pursuant to the exercise of a warrant.

                          DESCRIPTION OF SECURITIES

   The Company has an authorized capital of 50,000,000 shares of Common Stock, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of December 31, 1995, 10,089,961 shares of Common Stock were outstanding, held of record by approximately 1,700 persons, and 1,839,500 Depositary Shares representing 183,950 shares of Preferred Stock were outstanding, held of record by approximately 430 persons. In addition, at the date of this Exchange Offer, there were outstanding (i) warrants to purchase 567,866 shares of Common Stock, (ii) options to purchase an aggregate of 1,330,092 shares of Common Stock and (iii) the Debenture convertible into 1,511,873 shares of Common Stock.

   On February 12, 1996, the Company announced the call for Redemption in accordance with their terms. See "Summary Recent Developments."

   If all of the Depositary Shares are tendered pursuant to the Exchange Offer, the warrants for 172,527 shares of Common Stock (which are part of the Registration Statement) are exercised and, prior to the Redemption, all of the Debentures are converted, the number of shares of Common Stock issued and outstanding will be increased by approximately 5,087,475 shares to 15,177,436 shares, based on the number of shares of Common Stock outstanding as of December 31, 1995, excluding the shares issuable upon exercise of currently outstanding options and warrants which are not part of the Registration Statement.

COMMON STOCK

   The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors, other than the election of two directors by the holders of the Preferred Stock. See "--Preferred Stock." Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock of the Company, the holders of Common Stock exclusively possess all voting power. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available for distribution to such holders. No holder of Common Stock has any preemptive right to subscribe to any securities of the Company of any kind or class or any cumulative voting rights.

PREFERRED STOCK

   The Company's Certificate authorizes the issuance of 1,000,000 shares of preferred stock, in one or more series and having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as may be fixed by the Board of Directors, without any further action by the stockholders of the Company. The Board of Directors issued 183,950 shares of Preferred Stock. In addition, the Board of Directors may from time to time, without the consent of the holders of the Preferred Stock, create and issue one or more classes of other preferred stock, which may be junior or on a parity in rank to the Preferred Stock and may, among other things, be convertible into shares of Common Stock. The terms of the Preferred Stock and related Depositary Shares are summarized below:

 General

   The following description of terms of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations of the Preferred Stock. A copy of the Certificate of Designations may be obtained by any Depositary Stockholder at no cost, by written request to the Company.

 Dividends

   The holders of Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, cash dividends at an annual rate of $17.00 per share. Dividends are payable quarterly, on January 1, April 1, July 1 and October 1 of each year, as of January 1, 1990, to the holders of record at the close of business on the record dates (within 45 days of the dividend payment dates) specified by the Board of Directors at the times such dividends are declared. Dividends will be cumulative from the date of issuance of the Preferred Stock. Accrued but unpaid dividends will not bear interest.

   The Preferred Stock has priority as to dividends over the Common Stock and any other series or class of the Company's stock hereafter issued which ranks junior to the Preferred Stock as to dividends. No dividends may be declared or paid or funds set apart for payment by the Company on the Common Stock or any other of the Company's stock ranking junior to the Preferred Stock with respect to dividend rights (except dividends paid in shares of stock ranking junior to the Preferred Stock as to dividends), unless prior to or concurrently with such declaration, payments, setting apart, as the case may be, all accrued and unpaid dividends on shares of the Preferred Stock have been declared and paid.

 Conversion Rights

   Each share of the Preferred Stock is convertible, at the option of the holder thereof, at any time, into shares of Common Stock at a conversion price of $16.875 per share of Common Stock. For purposes of conversion, each share of Preferred Stock shall be valued at $200.00 per share, which shall be divided by the then current conversion price to determine the number of shares of Common Stock issuable upon conversion. No payment or adjustment will be made on account of accrued dividends upon conversion of the Preferred Stock. Holders of shares of Preferred Stock which are converted into shares of Common Stock will be treated for all purposes, including the determination of stockholders entitled to receive dividends on such Preferred Stock or to receive notice of and to vote at any meeting of stockholders, as holders of record of Common Stock rather than Preferred Stock as of the date of conversion. The conversion price is subject to adjustment upon the occurrence of certain events. The Company may at any time reduce the conversion price.

 Liquidation Preference

   Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of the Preferred Stock will be entitled to receive, out of assets of the Company available for distribution to its stockholders, an amount in cash equal to $200.00 for each share of Preferred Stock outstanding, plus any accrued and unpaid dividends to the date of final distribution, before any distribution is made to holders of Common Stock or any other shares of capital stock ranking junior to the Preferred Stock in respect of distributions upon liquidation, dissolution or winding up.

 Voting Rights

   The holders of the Preferred Stock have no voting rights except as described below or as required by Delaware law. In exercising any of the voting rights described below, each outstanding share of Preferred Stock will be entitled to one vote.

   Whenever dividends on the Preferred Stock or on any other stock ranking pari passu as to dividends with the Preferred Stock ("Parity Dividend Stock") have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of directors of the Company will be increased by two (or by the greater number described below) and the holders of the Preferred Stock voting separately as a class with the holders of such Parity Dividend Stock, if so provided by the terms of such stock, will be entitled to elect such two additional directors or such greater number of directors which would result in such holders electing at least 20% of the Board of Directors at any meeting of stockholders of the Company at which directors are to be elected during the period such dividends remain in arrears. Such voting right will terminate when all such dividends accrued and in default on the Preferred Stock have been paid in full. The term of office of all directors so elected will terminate immediately upon such payment. Whenever the foregoing right to elect directors shall be exercised and subsequently terminated upon payment of dividends in arrears, such right shall again accrue if the Company subsequently fails to pay dividends on the Preferred Stock or any other Parity Dividend Stock in an amount equal to at least six quarterly dividends (whether or not consecutive).

   The Board of Directors determined not to declare and pay the quarterly dividend of $0.425 per Depositary Share payable July 1, 1992, which dividend has accumulated. Since the Company has failed to pay dividends on the Preferred Stock for six or more quarterly payment periods, pursuant to the voting provisions described above, the holders of the Preferred Stock elected two directors (Mr. Hoffer Kaback and Mr. George Riordan) to the Board of Directors.

 Optional Redemption by the Company

   The Preferred Stock is redeemable, in whole or in part, at the option of the Company, at the redemption prices per share set forth in the Certificate of Designations, plus accrued and unpaid dividends to the date fixed for redemption. Unless full cumulative dividends on all outstanding shares of Preferred Stock have been or contemporaneously are declared and paid for all past dividend periods, the Company may not (i) redeem fewer than all shares of the Preferred Stock without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Preferred Stock voting as a class or (ii) purchase or otherwise acquire (except by redemption as set forth above) fewer than all shares of the Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the Preferred Stock.

 Change in Control Option

   At any time following the occurrence of a Change in Control (as defined in the Certificate of Designations) which occurs prior to October 1, 2014, each holder of Preferred Stock shall have the right, at the holder's option, to cause the Company to exchange all or a portion of such holder's Preferred Stock on the date that is 35 business days (subject to extension as set forth below) after the Change in Control has occurred (the "Reset Exchange Date"), for a principal amount of the Company's Subordinated Debentures due October 1, 2014 (the "Reset Debentures") equal to the liquidation preference of the Preferred Stock so exchanged plus a cash payment of accrued and unpaid dividends, if any, to the Reset Exchange Date.

 Exchange for Convertible Debentures

   The entire issue of Preferred Stock is exchangeable at the option of the Company, in whole but not in part, on any dividend payment date through October 1, 2014, into the Company's 8 1/2 % Convertible Subordinated Debentures due October 1, 2014 (the "Convertible Debentures"). The Convertible Debentures will be unsecured, subordinated general obligations of the Company, limited to an aggregate principal amount equal to the aggregate liquidation value (excluding accrued and unpaid dividends payable upon such exchange) of the Preferred Stock for which the Convertible Debentures are exchanged, and will mature on October 1, 2014. Holders of the Preferred Stock will be entitled to receive $200.00 principal amount of the Convertible Debentures in exchange for each share of Preferred Stock held by them at the time of exchange and a cash payment of accrued and unpaid dividends to the date of exchange.

 Restricted Payments

   So long as any shares of Preferred Stock are outstanding, the Company will not (i) declare or pay any dividend or make any distribution in respect of its Common Stock or any other class of capital stock of the Company ranking junior to the Preferred Stock (other than a dividend or distribution payable in shares of Common Stock or other capital stock of the Company which is junior to the Preferred Stock or rights, warrants or options to purchase Common Stock or such other capital stock) or (ii) make any payment on account of the purchase, redemption or other acquisition or retirement of any Common Stock or any other class of capital stock of the Company ranking junior to the Preferred Stock or rights, options or warrants to purchase Common Stock or any other class of capital stock of the Company ranking junior to the Preferred Stock or permit any subsidiary to do so (other than payments made in shares of Common Stock or capital stock of the Company ranking junior to the Preferred Stock or payments made in rights, warrants or options to purchase Common Stock or such other capital stock) if, after giving effect to
(i) and (ii) above, the aggregate amount of all such dividends, distributions and payments (the amount of any such non-cash payments to be determined by the Board of Directors, whose determination shall be conclusive) declared or made after the issuance of the Preferred Stock exceeds the sum of (a) the aggregate net proceeds, including the fair market value of non-cash property (as determined by the Board of Directors, whose determination shall be conclusive) received by the Company from the issuance or sale after March 31, 1989 of shares of its capital stock (excluding the shares of Preferred Stock) or of rights, warrants or options to purchase or acquire any such capital stock, plus (b) the aggregate amount of any indebtedness of the Company which is converted into shares of capital stock subsequent to March 31, 1989 (other than conversion of Convertible Debentures), plus (c) 50% of the Consolidated Net Income of the Company measured on a cumulative basis subsequent to March 31, 1989 plus (d) in the case of any purchase, redemption or other acquisition or retirement referred to in (ii) above, $10,000,000 (such $10,000,000 being hereinafter referred to as the "Minimum Additional Repurchase Basket") subject to adjustment as set forth in the next sentence. An amount equal to the aggregate amount of all net after tax gains realized from the sale of assets not in the ordinary course of the Company's business shall accrue and be added to the Minimum Additional Repurchase Basket at the annual rate of 20% of such realized net gains in each of the first five years commencing with the fiscal year in which such assets were sold; provided, however, that the Company may not effect any acquisition referred to in (ii) above from the amounts added to the Minimum Additional Repurchase Basket as provided in this sentence, if after giving effect to such acquisition, the common equity of the Company is less than $31,066,000. The foregoing provisions shall not prevent (1) the payment of any dividend within 60 days after the date of declaration thereof if at the time of declaration the declaration complied with the provisions described above or (2) the retirement of any shares of any class of the Company's capital stock in exchange for (including any such exchange pursuant to which cash in an aggregate amount of less than $100,000 is paid in lieu of fractional shares) or out of the substantially concurrent sale of, other shares of its capital stock, and no such retirement or the proceeds of any such sale or exchange shall be included in the computation described above. "Consolidated Net Income" shall mean 100% of the consolidated net income (exclusive of the gains on the sale of assets not in the ordinary course of business) minus 100% of the consolidated net loss of the Company and its subsidiaries from continuing operations as determined in accordance with generally accepted accounting principles.

 Transfer Agent

   Chemical Mellon Shareholder Services, L.L.C., 85 Challenger Road, Ridgefield Park, New Jersey 07660, is the transfer agent for the Preferred Stock.

DEPOSITARY SHARES

   Each Depositary Share represents 1/10 th of a share of Preferred Stock deposited under the Deposit Agreement (the "Deposit Agreement") among the Company, the Depositary and the holders from time to time of the depositary receipts issued thereunder, evidencing the Depositary Shares. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share is entitled, proportionally, to all of the rights and preferences of the Preferred Stock (including dividend, conversion, redemption, exchange, liquidation and voting rights) contained in the Company's Certificate of Incorporation and the Certificate of Designations and summarized under "--Preferred Stock." The Depositary Shares are not a separate class of stock of the Company.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

 General

   In 1987, the Company reincorporated in Delaware. In connection with the reincorporation, the Certificate and By-Laws were amended. The Certificate and the By-Laws of the Company contain several provisions that will make difficult the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

   Set forth below is a summary of certain provisions in the Certificate and the By-Laws. The description is intended as a summary only and is qualified in its entirety by reference to the Certificate and the By-Laws.

 Board of Directors

   The Certificate and the By-Laws provide for a Board of Directors divided into three classes of directors serving staggered three-year terms. With respect to the present Board of Directors, the term of the first class of directors will expire at the 1997 annual meeting of stockholders, the term of the second class of directors will expire at the 1996 annual meeting of stockholders and the term of the third class of directors will expire at the 1998 annual meeting of stockholders. The Certificate and the By-Laws provide that the number of directors will be fixed from time to time exclusively by the Board of Directors, and a majority of the Board of Directors then in office may fill any vacancies on the Board of Directors. These rights would be subject to the voting rights of holders of the Preferred Stock or any other issue of preferred stock of the Company. The Certificate also provides that, subject to the rights of the holders of preferred stock of the Company, directors may be removed only for cause and only by the affirmative vote of holders of at least 80% of the voting power of the Company ("Voting Stock"), voting together as a single class.

 Stockholder Actions and Special Meetings

   The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Certificate and the By-Laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board, the President of the Company or a committee of the Board of Directors whose power and authority include the power to call such a meeting or at the request of a majority of the Board of Directors. Subject to the rights of holders of any series of preferred stock, stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders.

   The By-Laws establish an advance notice procedure with regard to business introduced by a stockholder to be brought before an annual meeting of stockholders of the Company which is not specified in the notice of annual meeting. In addition, pursuant to the Certificate, the By-Laws establish an advance notice procedure with regard to nominations for the election of directors by a stockholder.

   The Certificate requires the vote of not less than 80% of the Voting Stock to approve certain business combinations with any person which beneficially owns at least 25% or more of the outstanding Voting Stock of the Company (a "Related Person") unless (1) the directors of the Company by a two-thirds vote of all directors in office have approved in advance the acquisition of Voting Stock that caused the Related Person to become a Related Person or have approved the business combination or (2) such Related Person has been a Related Person for at least three years prior to the business combination.

 Amendment of Certain Provisions of the Certificate and By-Laws

   Subject to the voting rights of holders of the Preferred Stock or any other issue of preferred stock of the Company, the Certificate and the By-Laws contain provisions requiring the affirmative vote of the holders of at least 80% of the Voting Stock to amend certain provisions of the Certificate and certain provisions of the By-Laws relating to the classified board, fixing the number of directors, removal of directors, filling vacancies on the Board of Directors, requiring that any stockholder action be taken only at an annual or special meeting of stockholders and prohibiting the calling of special meetings by stockholders.

 Section 203 of the Delaware General Corporation Law

   The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding certain employee stock option plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

 Directors' Liability

   The Company's Certificate contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

   Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York is the transfer agent and registrar for the Common Stock.

                                LEGAL MATTERS

   Certain legal matters with respect to the Exchange Offer will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York. Mr. Nussbaum, a director of the Company, is a partner in the firm of Shereff, Friedman, Hoffman & Goodman, LLP. Mr. Nussbaum beneficially owns 9,473 shares of Common Stock of the Company. Certain partners and former partners of Shereff, Friedman, Hoffman & Goodman, LLP, other than Mr. Nussbaum, are selling stockholders in the Registration Statement.

                           INDEPENDENT ACCOUNTANTS

   The consolidated financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 included in this Exchange Offer have been audited by Price Waterhouse LLP, independent accountants, as stated in the reports appearing herein.

                                                                     EXHIBIT A

GKM LOGO





                                                             February 28, 1996

Board of Directors
Lewis Galoob Toys, Inc.
500 Forbes Boulevard
So. San Francisco, CA 94080

Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the common stockholders of Lewis Galoob Toys, Inc. (the "Company") of the proposed exchange offer (the "Exchange Offer") for the Depositary Convertible Exchangeable Preferred Shares each representing 1/10th Share of $17.00 Convertible Exchangeable Preferred Stock (the "Depositary Shares"). The terms of the Exchange Offer, which are described in the Offering Circular dated February 28, 1996 (together with the related letter of transmittal, the "Exchange Offer Documents"), provide that for each Depositary Share the exchanging holder will receive 1.85 shares of the Company's common stock, par value $0.01 per share (the "Common Stock").

   The Exchange Offer is conditioned on, among other things, the receipt of valid tenders from the holders of at least seventy-five percent (75%) of the outstanding Depositary Shares and there not having occurred certain material changes in the business or financial affairs of the Company. The Company may in its sole discretion amend or terminate the Exchange Offer or waive any of the conditions to the Exchange Offer.

   Gerard Klauer Mattison & Co., LLC ("GKM"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. GKM and its affiliates have, in the past, been involved in assisting the Company with placements of its securities and the rendering of other financial advisory and financing services and have received fees in connection therewith. GKM expects this relationship to continue. GKM has been retained by the Company as a financial advisor in connection with the Exchange Offer and will receive a fee for its financial advisory services in connection therewith. GKM is also receiving a fee from the Company to render this opinion. GKM also holds warrants to purchase 150,000 shares of the Company's Common Stock at $9.50 per share (the "Warrants"). The Warrants expire on November 16, 1998 and the shares underlying the Warrants are included in the Company's registration statement on Form S-1 filed on February 6, 1996 with the Securities and Exchange Commission. In the ordinary course of their business, GKM and its affiliates may actively trade in the debt and equity securities of the Company for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   In connection with our opinion, we have reviewed the Exchange Offer Documents as well as financial and other information that were publicly available or furnished to us by the Company, including information provided during discussions with the Company's management. In addition, we have compared certain financial data of the Company with that of various other companies whose securities are publicly traded, reviewed the historical prices and trading volumes of the Common Stock and the Depositary Shares, reviewed comparable exchange offer transactions, compared the effects of the Exchange Offer to a possible cash redemption of the Depositary Shares, performed income statement and balance sheet restructuring analyses, reviewed the effects of the Exchange Offer on the Company's

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earnings per share of Common Stock, and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. In addition, for purposes of this analysis, we have assumed no material change in the business, operations, financial condition, or prospects of the Company from that set forth in the Exchange Offer Documents.

   In rendering this opinion, we have relied, without independent verification, on the accuracy and completeness of all financial and other information that was publicly available or furnished or otherwise communicated to us by the Company. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of senior management of the Company of the future competitive, operating, financial and regulatory environments and related financial performance of the Company. Furthermore, we have not assumed responsibility for conducting a physical inspection of the properties or facilities of the Company.

   This opinion does not constitute a recommendation to any holder of Depositary Shares as to whether such holder should tender any of the Depositary Shares pursuant to the Exchange Offer. No opinion is expressed herein as to the price at which the Common Stock or the Depositary Shares may trade at any time. Our opinion is necessarily based on economic, market and other conditions and circumstances as they exist and can be evaluated on, and the information made available to us as of, the date hereof.

   It is understood that this opinion is for the information of the Board of Directors of the Company and, aside from referring to this opinion and its conclusions in the Offering Circular, may not be used or quoted for any other purpose without our prior written consent.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Offer is fair to the common shareholders of the Company from a financial point of view.
                                          Very truly yours,




                                           SIGNATURE

<F1>
                                          GERARD KLAUER MATTISON & CO., LLC

                                                                     EXHIBIT B


                                                                SCHRODERS LOGO




                                                             February 28, 1996

The Finance Committee of the
Board of Directors
Lewis Galoob Toys, Inc.
500 Forbes Boulevard
South San Francisco, CA 94080

Gentlemen:

Lewis Galoob Toys, Inc. (the "Company") proposes to offer (the "Exchange Offer") to the holders of the Company's Depositary Convertible Exchangeable Preferred Shares (the "Depositary Shares"), each of which represents 1/10th share of the Company's $17.00 Convertible Exchangeable Preferred Stock, the opportunity to exchange their Depositary Shares for shares of the Company's Common Stock, par value $.01 per share ("Common Stock"), on the basis of 1.85 shares of Common Stock for each Depositary Share so exchanged (the "Exchange Ratio"). The terms and conditions of the Exchange Offer are described in an offering circular relating to the Exchange Offer which is being mailed to holders of the Depositary Shares (the "Offering Circular").

You have requested our opinion, as investment bankers, as to the fairness of the Exchange Ratio to the holders of the Depositary Shares from a financial point of view.

In connection with our opinion set forth herein, we have, among other things:



LOGO



 (i)                    reviewed the Offering Circular and Letter of Transmittal, dated February 28, 1996;

(ii)                    reviewed the Company's registration statement on Form S-1 filed with the Securities and Exchange
                        Commission (the "Commission") on February 6, 1996 related to the Common Stock underlying the
                        Company's 8% Convertible Subordinated Debentures due 2000 and 172,527 warrants to purchase
                        Common Stock;

(iii)                   reviewed the Company's prospectus dated October 4, 1989 relating to the offering of the
                        Depositary Shares as filed with the Commission;

(iv)                    reviewed the Company's 1994 Annual Report on Form 10-K, the Company's 1994 Annual Report to
                        Shareholders and the Company's Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 1995;

(v)                     reviewed the Company's 1995 income statement and balance sheet for the fiscal year ended
                        December 31, 1995, audited by Price Waterhouse, the Company's independent public accountants;

(vi)                    reviewed certain internal financial statements and financial operating data concerning the
                        Company prepared by management of the Company;

(vii)                   reviewed financial projections for the Company prepared by management of the Company;

(viii)                  held discussions with the Company's management regarding the business, operations, historical financial performance, projected financial performance and future prospects of the Company;


                         LOGO


                               B-1




                        LOGO

(ix)                    reviewed the historical trading prices and volumes of the Company's Common Stock and Depositary
                        Shares and analyzed the relationship between the two securities;

(x)                     performed various analyses of the Company and the Exchange Offer using generally accepted valuation methodologies including: (a) comparable public company analysis; (b) discounted cash flow analysis; and (c) comparable transactions analysis;

(xi)                    analyzed the pro forma impact of the Exchange Offer on the Company's capitalization and historical and projected results; and

(xii)                   performed such other studies, analyses, inquiries and investigations as we deemed appropriate.






In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company or obtained by us from other sources, and upon the assurance of the Company's management that it is unaware of any information or facts that would make the information provided to us incomplete or misleading. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or been furnished with any such appraisals. With respect to financial forecasts furnished to us by the Company, we have been advised by the senior management of the Company, and we have assumed, that they have been reasonably prepared and reflect the best currently available estimates and judgment of the senior management of the Company as to the expected future financial performance of the Company.

Our opinion is necessarily based upon economic, market and other conditions as they exist on, and the information made available to us as of, the date hereof (including, without limitation, the respective market prices of the Common Stock and the Depositary Shares). Moreover, given the varying tax implications that the Exchange Offer could have on the holders of Depositary Shares depending on their specific circumstances, we have not taken into account the potential tax consequence of the Exchange Offer to any holder or category of holders of the Depositary Shares, including the application and effect of federal, state, local and foreign income and other tax laws. Holders of Depositary Shares should consult with their own tax advisors as to the specific tax consequences of the Exchange Offer to them, including the application and effect of federal, state, local and foreign income and other tax laws. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to its attention after the date as of which such opinion is given.

Schroder Wertheim & Co. Incorporated, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

The opinion expressed herein does not constitute a recommendation as to any action the Finance Committee of the Board of Directors, the Board of Directors, any other committee thereof, or any shareholder of the Company or any holder of Depositary Shares should take in connection with the Exchange Offer. In rendering this opinion we have not been engaged to act as an agent or fiduciary of the holders of Depositary Shares or any other third party. Such opinion relates solely to the fairness of the Exchange Ratio to the holders of Depositary Shares from a financial point of view. We express no opinion herein as to the structure, terms or effect of any other aspect of the Exchange Offer.

-----------------------------------------------------------------------------

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This letter is for the information of the Finance Committee of the Board of
Directors of the Company only and is solely for use in its consideration of the fairness of the Exchange Ratio to the holders of Depositary Shares from a financial point of view and may not be used for any other purpose or referred to without our prior written consent. Without limiting the foregoing, we consent to the reference to our opinion in, and the inclusion of our opinion as an exhibit to, the Offering Circular.

Based upon and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Exchange Ratio is fair to the holders of Depositary Shares from a financial point of view.

                                      Very truly yours,



                                      SIGNATURE LOGO


                                      SCHRODER WERTHEIM & CO. INCORPORATED

-----------------------------------------------------------------------------

                           LEWIS GALOOB TOYS, INC.
                             500 FORBES BOULEVARD
                    SOUTH SAN FRANCISCO, CALIFORNIA 94080

   Depositary Stockholders who wish to accept the Exchange Offer should either send, or cause such Depositary Stockholders' broker, dealer, commercial bank, trust company or nominee to send Letters of Transmittal (or facsimiles thereof), together with certificates for Depositary Shares and to the Depositary at one of its addresses set forth below.

   The Depositary and Information Agent for the Exchange Offer is: CHEMICAL MELLON SHAREHOLDER SERVICES, L.L.C.

                                (800) 774-5469
                       (For Information Call Toll Free)

                 By Mail:                 By Hand: Chemical Mellon Shareholder      By Overnight Courier: Chemical Mellon
       Chemical Mellon Shareholder        Services, L.L.C. 120 Broadway, 13th       Shareholder Services, L.L.C. 85
             Services, L.L.C.             Floor New York, New York 10271            Challenger Road Ridgefield Park, New
               P.O. Box 845                  Attention: Reorganization Department   Jersey 07660 Attention: Reorganization
             Midtown Station                                                                        Department
         New York, New York 10018
  Attention: Reorganization Department

   Requests for assistance should be directed to the Depositary. Requests for additional copies of this Offering Circular and the Letter of Transmittal should be directed to the Depositary. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Exchange Offer.

           The date of this Offering Circular is February 28, 1996

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   Form 8-K


                                CURRENT REPORT

                      Pursuant to Section 13 or 15(d) of
                      the Securities Exchange Act of 1934


     Date of Report: (Date of earliest event reported): FEBRUARY 12, 1996


                            LEWIS GALOOB TOYS, INC.
            (Exact name of registrant as specified in its charter)



    DELAWARE                         1-9599                     94-1716574
 (State or other                (Commission File               (IRS Employer
 jurisdiction of                    Number)                Identification No.)
 incorporation)

         500 FORBES BOULEVARD
   SOUTH SAN FRANCISCO, CALIFORNIA                             94080
(Address of principal executive offices)                     (Zip Code)

                                (415) 952-1678
             (Registrant's telephone number, including area code)

ITEM 5.  OTHER EVENTS.

                  By press release dated February 12, 1996, the registrant announced the redemption of its 8% Convertible Subordinated Debentures due 2000 on or about March 22, 1996. The registrant also announced its intent to commence an exchange offer for the 1,839,000 outstanding Depositary Convertible Exchangeable Preferred Shares (the "Preferred Shares") pursuant to which the registrant will offer to exchange 1.85 shares of its common stock for each outstanding Preferred Share. The exchange offer will have a termination date of March 29, 1996 and will be conditioned on, among other things, the receipt of valid tenders from the holders of at least 75 percent of the outstanding Preferred Shares. The press release is attached hereto as
Exhibit 10.1 and incorporated by reference herein.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.

(C)      Exhibits


Exhibit No.
-----------

10.1              Press release dated February 12, 1996.

                                  SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    LEWIS GALOOB TOYS, INC.



                                    By:   /s/ William B. Towne
                                        -------------------------
                                         William B. Towne
                                         Executive Vice President, Finance
                                           and Chief Financial Officer


Date:    February 13, 1996

                                  EXHIBIT INDEX


Exhibit                                                             Sequential
  No.                          Description                           Page No.
-------                        -----------                          ----------

10.1               Press release dated February 12, 1996.

             GALOOB TOYS ANNOUNCES TWO FINANCING TRANSACTIONS TO
           STRENGTHEN COMPANY AND POSITION IT FOR CONTINUED GROWTH

SOUTH SAN FRANCISCO, CALIF., FEBRUARY 12, 1996 -- Lewis Galoob Toys, Inc. (NYSE: GAL; GALPR) today announced two transactions intended to strengthen the Company's balance sheet and position it for continued growth. The Company said that it was calling for redemption of its 8 percent Convertible Subordinated Debentures, due 2000, and commencing an exchange offer for its Depositary Convertible Exchangeable Preferred Shares (the "Preferred Shares").

         Under the terms of the redemption, the $14,000,000 Debentures now outstanding will be redeemed on or about March 22, 1996, unless converted into the Company's Common Stock by the holders prior to the redemption date. Until the redemption date, the Debentures are convertible into an aggregate of 1,511,879 shares of Common Stock at the rate of $9.26 principal amount for each share of Common Stock. On Friday, February 9, 1996, the Company's Common Stock closed at $17.25 in New York Stock Exchange trading.

         The Company also announced that it will commence an exchange offer for the 1,839,500 Preferred Shares currently outstanding. The Company will offer to exchange 1.85 shares of Common Stock for each outstanding Preferred Share, representing a premium of 26 percent, based on the respective prices of the Common Stock and Preferred Shares on Friday, February 9 in New York Stock Exchange trading. The Preferred Shares closed at $25.375 on that date. The exchange offer, which will have an expiration date of March 29, 1996, represents a premium of 18 percent over the $27.06 per share cash redemption price and aggregate dividend arrearage represented by each Preferred Share. The exchange offer will be conditioned on, among other things, the receipt of valid tenders from the holders of at least 75 percent of the outstanding Preferred Shares and will commence upon filing with the Securities and Exchange Commission and distribution to holders of Preferred Shares of the formal, definitive exchange offer documents.

         Mark Goldman, president and chief executive officer of the Company, stated, "We are delighted to be able to undertake these two transactions. The redemption and exchange offer will substantially strengthen the Company and enhance its ability to capitalize on the opportunities for growth available to us." Commenting specifically on the exchange offer, Mr. Goldman noted that, "When we suspended payment of the preferred dividend at the outset of the Company's turnaround program we indicated that we would revisit issues surrounding the Preferred Shares at such time as the Company had completed its turnaround and established consistent earnings. Those objectives having been achieved, we believe that we will have fulfilled any obligations to the holders of the Preferred Shares by offering them an exchange which will enable the holders to obtain value exceeding both the current market price as well as the redemption value and all unpaid dividends on that security."

         Lewis Galoob Toys, Inc. designs, develops, markets and sells high quality toys worldwide.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form 10-K

(Mark One)
/X/    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended  December 31, 1994
                                       OR

/ /    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from               to
                                        -------------    -------------

                 Commission file number               1-9599
                                        ------------------------------

                             LEWIS GALOOB TOYS, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                          94-1716574
-------------------------------                       -----------------------
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                         Identification Number)

                 500 Forbes Boulevard
                 So. San Francisco, CA                         94080
                 ---------------------------------------     --------
                 (Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (415)952-1678

Securities registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange on
          Title of each class                    which registered
          -------------------                ------------------------

Common Stock, Par Value $.01 Per Share        New York Stock Exchange

Depositary Convertible Exchangeable           New York Stock Exchange
Preferred Shares (each representing
1/10 share of $17.00 Convertible
Exchangeable Preferred Stock)

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  YES   X               NO
                                     -----                -----







Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. / /

The aggregate market value of the voting stock held by persons who are not officers or directors (or their affiliates) of the registrant, as of March 1, 1995, was approximately $65,000,000.

The number of shares outstanding of each of the registrant's classes of common stock, as of March 1, 1995, was as follows:

          Class                                    Number of Shares
          -----                                    ----------------
Common Stock, Par Value $.01 Per Share             10,066,844


                       DOCUMENTS INCORPORATED BY REFERENCE

         The following document has been incorporated by reference:

         The registrant's Proxy Statement to be used in connection with the Annual Meeting of Shareholders to be held on June 20, 1995 (the "Proxy Statement") incorporated into Part III.











                                     PART I

Item 1.  Business

Lewis Galoob Toys, Inc. (the "Company" or the "Corporation") designs, develops, markets and sells high quality toys worldwide and has been engaged in business since 1957. The Company's strategies in selecting and developing lines are to focus primarily on low to medium priced extendable product lines that are brandable, to capitalize on current trends in the toy industry and popular culture and to expand and diversify its product categories. Consistent with these strategies, the types of products which have produced the preponderance of the Company's revenues have changed significantly. This product change evolved both by developing and procuring new toys which are based on original ideas and by seeking to obtain and develop new character licenses.

The Company's products are generally sold worldwide, with a substantial portion of its revenues derived from sales in the United States and Europe. The Company sells its products principally to retailers in the United States and to toy distributors outside of the United States. U.S. retail outlets for the products include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores and variety stores. See "Business--Distribution and Sales". The Company's products are generally manufactured overseas, primarily in the People's Republic of China ("China").

The Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products based on such trends in a timely and efficient manner. As a result of changing consumer tastes, individual toys usually have relatively short product lives. An increase or decrease in popularity of a particular item during any year could have a material impact on revenues and profit for that year.

Consistent with the extendable product life strategy, the Company's Micro Machines(R) product line, first introduced in 1987, has generated significant sales for a much longer product life than most toy products, and the Company believes that the line will continue to generate significant sales in 1995. Micro Machines sales represented 51% of the Company's total revenues in 1994 after representing 41% in 1993 and 28% in 1992. There can be no assurance that the demand for Micro Machines will continue at current or previous levels.

                                        1







Products

The Company has historically marketed a variety of toy products designed for children of both sexes and of different age groups. In recent years, the Company's main emphasis has been to revive, develop, extend and expand its core brand, Micro Machines, and to diversify the balance of its other product lines. See "Business--Licensing and Related Rights; Trademarks."

The Company's 1995 product line consists of continuations and extensions of the Micro Machines line and introductions of several new lines, including two new extendable girl's brands, Sky Dancers(TM) Dolls and My Pretty DollHouse(TM) toys.

The Micro Machines line includes the continuing licensed vehicles based on the popular Star Wars(R) motion picture trilogy. Star Wars playsets depicting scenes from the movies and including action features, figures and vehicles have been added. Other licensed products also include vehicles and figures from the Power Rangers(TM) television series, The Tick(TM) animated television series, as well as James Bond 007(TM). There are also new vehicles from the Star Trek(R) and Babylon 5(TM) television series. A new speed performance segment consisting of Ultra-fast Radicators(TM) vehicles and higher performance race sets is also in the line. To extend the Micro Machines segment of military vehicles and troops, new playsets include Night Attack!(TM) with battery-powered searchlight and multi-missile launcher, as well as FalconWing Skybase(TM) and Orion J-22(TM) Submarine Base transforming playsets. Also continuing under the Micro Machines brand is Z-Bots(R), a line of collectible robot figures, vehicles and playsets. New ultra- small Mini Z's(TM) robots, the smallest Z-Bots ever, have been introduced along with five combat-action Mini Z's playsets.

The new and innovative Sky Dancers(TM) line of dolls and playsets feature the first known girls' doll that flies. These collectible ballerina dolls fly utilizing a special launcher with pull-cord action done in various themes. The playsets include Magic Rolling Launchers in the shape of a swan and pegasus.

The Company's new My Pretty DollHouse(TM) line is based on a classic girl's toy play pattern that incorporates the successful concepts of miniaturization and collectibility. This line consists of modular, finely decorated miniature dollhouses that come with dolls and other surprise accessories. Also available are coordinated designer Furniture Packs, Back and Front Yard Sets, and snap- on 2nd Story Additions to expand the houses into even bigger mansions.

Mutant League(R) is a new licensed male action line with a sports theme. Figures, vehicles and playsets are based on the syndicated television series and the popular Electronic Arts video games.

Also introduced is UltraForce(TM), a licensed male action line of

                                        2








dramatic super heroes and villains, vehicles and accessories, from the pages of Malibu and Marvel Comics and the new syndicated animated TV show that is scheduled to premier in September 1995.

Biker Mice From Mars(TM) is a continuing licensed male action line in our international markets. The line consists of figures, accessories and playsets based on the internationally successful animated series.

The Company's 1994 product line consisted of continuations and extensions of the Micro Machines, Z-Bots, Game Genie(TM), and Splash Out(R) lines, and several new product lines. These included Star Trek, Star Wars, and Biker Mice From Mars; My Magic Kissing Dragon(TM) collectible dolls that spray a light scented mist when you squeeze them; Sweet Secrets(R) miniature transforming dolls, accessories and playsets; and Travel Pocket Play line of portable games and activity toys.

The Company's 1993 product line consisted of continuations and extensions of the Micro Machines, Game Genie, and Splash Out lines, and several new product lines. These included Fancy Sounds(TM), an electronic device that allowed the user to add sound effects to any toy; Bow Wow Boutique(TM), plush dogs with removable fur that could be cut and styled; Whispering Wishes(TM), a talking doll that whispered special sayings when squeezed; and the Travel Pocket Play line of portable games and activity toys.

The Company's 1992 product line consisted of continuations and extensions of the Micro Machines, Game Genie, Baby Face(TM), Lazer Pro 9000(TM) and Splash Out lines and several new product lines. These included Luv'n Handful(TM), a 13" hand-puppet doll; Starlight(TM), a mechanical walking horse with light-up features; and Trash Bag Bunch(TM), a line of collectible figures packaged in dissolving bags.

Licensing and Related Rights; Trademarks

In 1994 and 1993, the Company produced substantially all of its products under licenses from others. Some of these licenses confer rights to exploit original concepts developed by toy inventors and designers. Other licenses, referred to as character licenses, permit the Company to manufacture and market toys based on characters which develop their own popular identity, often through exposure in various media such as television programs, movies, cartoons and books. In return for these rights, the Company pays royalties to its licensors.

Royalties paid by the Company to toy licensors typically range from 2% to 14% of net sales. Electronic games typically have higher royalty rates than toys. In certain instances, the Company may agree to guarantee payment of a minimum royalty. As of December 31, 1994 and 1993, minimum future guaranteed payments aggregated approximately $2,630,000 and $732,000, respectively. Royalties

                                       3







expense in 1994 and 1993 totaled approximately $13,498,000 and $11,337,000, respectively. As a result of increased competition among toy companies for licenses, in certain instances the Company has paid, and may in the future be required to pay, higher royalties and higher minimum guaranteed payments in order to obtain attractive properties for the development of product lines.

The Company is an active participant in the market for character licenses. A determination to acquire a character license must frequently be made before the commercial introduction of the property in which a licensed character appears, and license arrangements often require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of a character licensing program is dependent upon the ability of management to accurately assess the future success and popularity of the properties which it is evaluating, to bid for products on a selective basis in accordance with such evaluation, and to capitalize on the properties for which it has obtained licenses in an expeditious manner. In 1994, the Company generated significant sales under existing character license arrangements for Star Wars, Star Trek, Biker Mice From Mars and Power Rangers. In 1994, the Company entered into character license arrangements for Mutant League, Gore Corp, Nintendo(R), James Bond, The Tick, Godzilla(TM), HappyNess and Ultraforce. The products under these license arrangements will be sold in 1995 and beyond.

The Company has obtained domestic and international distribution rights for most of its products. Normally most character licenses extend for one to three years and are typically renewable at the option of the Company upon payment of certain minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. Licenses for original ideas typically extend for the commercial life of the product.

Most of the Company's products are sold under trademarks and certain products incorporate patented devices or designs. The Company customarily seeks protection of its product patents and major product trademarks in the United States and certain other countries. These trademarks, such as Micro Machines, are significant assets of the Company. The Company believes that the loss of certain of its license rights or trademarks for particular product lines may have a material adverse effect on its business. However, the Company believes its rights to these properties are adequately protected.

Research and Development

The Company employs its own designers and engineers and also utilizes the services of independent designers and engineers on an ongoing basis. The Company presents its designers with toy concepts licensed or, to a lesser extent, originated by it and the designers create renderings of the proposed product. Designs are

                                        4







then presented to the Company's engineers, who, using the renderings, perform mechanical drawings and engineering services and create prototypes for new products. Prototypes for proposed products are then reviewed by the Company's management, including representatives of marketing, sales and manufacturing, prior to final acceptance. Character licensors usually retain the right to approve the products being marketed by the Company.

The Company spent approximately $7,288,000, $7,451,000 and $6,861,000 on research and development activities in 1994, 1993 and 1992, respectively, exclusive of amounts paid to certain inventors and designers who receive royalties as licensors. Those amounts do not include approximately $7,149,000, $4,502,000 and $4,583,000, respectively, in 1994, 1993 and 1992 incurred for tooling and package design.

Manufacturing

The Company's products are manufactured to its specifications by nonaffiliated third party vendors, usually located in the Orient, principally in China where over 87% of the Company's products were produced in 1994. These vendors are responsible for all aspects of the production of the Company's products in accordance with Company specifications.

The Company's manufacturing is currently performed by 19 manufacturers, some of whom derive a substantial percentage of their business from the Company. In 1994, four manufacturers each produced in excess of 10% of the Company's products and combined to produce 81%. It is anticipated in 1995 that manufacturers' production will be similarly concentrated as in 1994.

The Company, through its wholly-owned subsidiary Galco International Toys, N.V. ("Galco") located in Hong Kong, maintains close contact with the manufacturers and subcontractors and monitors the quality of the products produced. Decisions related to the choice of manufacturer are based on price, quality of merchandise, reliability and the ability of a manufacturer to meet the Company's timing requirements for delivery. See "Business--Competition". Tooling is ordinarily owned by the Company and may be utilized by different manufacturers if the need arises for alternate sources of production. See "Business--Design and Development".

The Company does not carry insurance for political, social or economic unrest or disruption for several reasons including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruption would depend on several factors, including, but not limited to the nature, extent and location of such unrest or disruption and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2)

                                        5







retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass resultant product cost increases likely to be incurred outside of the country involved through to the Company's customers as product price increases.

The Company's products are produced principally in China which currently is designated with "most favored nation" ("MFN") status by the United
States. This designation allows products imported into the United States from China to be accorded the most favorable import duties. In late 1994, Congress approved the GATT (Uruguay round) which allows imports into the United States of toy merchandise with unconditional duty free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions. Punitive sanctions could result in the United States imposing higher duties on selective Chinese made products imported into the United States (these sanctions would be put in place through Section 301). In the past, Section 301 sanctions proposed by the United States did not include sanctions or punitive duties against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in duty for the Company's products produced there and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese produced products would depend on several factors including, but not limited to, the Company's ability to: (1) procure alternative manufacturing sources outside of China; (2) retrieve its tooling;
(3) relocate its production in sufficient time to meet demand; and (4) pass resultant cost increases through as product price increases.

In 1994, certain quotas on selected Chinese produced toy products were introduced in the European Economic Community. These quotas are not expected to have a material impact on the Company's business in 1995.

Transactions in which the Company purchases goods from manufacturers are mostly denominated in Hong Kong dollars and, accordingly, fluctuations in Hong Kong monetary exchange rates may have an impact on cost of goods. However, in recent years, the value of the Hong Kong dollar has had a continuing stable relationship to the value of the U.S. dollar and the Company has not experienced any significant foreign currency fluctuations. Inflationary pressure in China could have an effect on the cost of product sourced from China.

Galco's staff of 98 employees in Hong Kong (as of December 31,

                                        6







1994) undertake certain elements of the design and development of new products. Additionally, Galco arranges with manufacturers for the production, shipment and delivery of products, and monitors the quality of the products produced. Galco also has 33 employees in other countries in the Orient performing similar activities.

The principal raw materials used in the production and sale of the Company's products are plastics and paper products. The Company believes that an adequate supply of raw materials used in the manufacture of its products are readily available from existing and alternate sources.

Distribution and Sales

The Company markets and sells its products throughout the world, with sales to customers in the United States aggregating on a consolidated basis 66%, 66% and 65% of net sales in 1994, 1993 and 1992, respectively.

Outlets for the Company's products in the United States include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores, variety stores and independent distributors which purchase the products directly from the Company and ship them to retail outlets. In 1994 and 1993, Toys "R" Us, Inc. accounted for 21% of the Company's consolidated net sales.

The Company has a sales staff of seven people supplemented by several manufacturers' representative organizations in the United States who act as independent contractors. The Company's sales staff and the manufacturers' representatives offer the Company's products through the use of samples and promotional materials at toy shows and by making regular customer sales calls. The Company also directly introduces and markets to customer new products and extensions to previously marketed product lines by participating in the major trade shows in New York, Hong Kong and Europe and through the maintenance of a showroom in New York City. Manufacturers' representatives utilized by the Company receive commissions, which were approximately 1.0%, 1.3% and 1.3% of net sales in 1994, 1993 and 1992, respectively.

The Company utilizes warehouse facilities primarily in Union City, California for storage of its products. Disruptions in shipments from the Orient or from this facility could have a material adverse effect on the Company. The Company believes that adequate storage facilities are available.

Galoob has an extensive international sales program. The Company, in conjunction with its Hong Kong subsidiary, Galco, actively sells it products into 35 countries and sells directly to 51 separate, independent toy distributors, each of which is domiciled in the respective country to which sales are made. While international sales have averaged approximately one-third of total company sales, these sales are understated in proportion to the volume of Galoob products sold outside of the United States. International sale

                                        7







prices to distributors are significantly lower than U.S. domestic sale prices to retail accounts since international distributors are generally responsible for all importation, warehousing, marketing, promotional and selling related costs. In 1994, approximately fifty percent of all Galoob toys sold were shipped to countries outside the United States.

Sales by the Company to foreign customers are ordinarily denominated in U.S. dollars and, accordingly, the Company's revenues are not affected by fluctuations in monetary exchange rates. However, the value of the U.S. dollar in relation to the value of other currencies may have a positive or negative impact on the Company's sales volume over time, depending on the change in relationship of the respective currencies.

The Company does not ordinarily sell its products on consignment and ordinarily accepts returns only for defective merchandise. Returns have historically not been significant. In certain instances, where retailers are unable to resell the quantity of products which they have purchased from the Company, the Company may, in accordance with industry practice, assist retailers to sell such excess inventory by offering discounts and other price concessions.

Advertising

Although a portion of the Company's advertising budget is expended for newspaper advertising, magazine advertising, catalogs and other promotional materials, the Company allocates the bulk of its advertising budget to television. As is common practice in the toy industry, the Company advertises on national network, syndicated cable and local spot television.

Seasonality and Backlog

Because of heavy retail demand for toy products during the Christmas season, the toy industry is highly seasonal in nature. Consistent with U.S. toy industry practices, receivables from a significant portion of domestic sales are not collected until the final weeks of the fourth quarter and the first quarter of the succeeding year, which creates a substantial demand for working capital on a seasonal basis. See "Business--Advertising" and "Business--Manufacturing".

The results of operations for any quarter are subject to a number of variables and may not reflect the results of operations for the year. Similarly, any comparisons between fiscal periods of successive years may not be indicative of the results of operations for a full year.

Orders in the U.S. toy industry are generally cancelable until shipped. Therefore, the Company believes that backlog may not be an accurate indicator of the Company's future sales.

                                        8







Competition

The toy industry is highly competitive. The Company competes with several larger toy companies, such as Hasbro, Mattel and Tyco, and many smaller companies, in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines and the marketing and distribution of its products. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. The Company believes that the strength of its management team, quality of its products, its relationships with inventors, designers and licensors, its distribution, and its overhead and operational controls permit it to compete effectively in the marketplace. See "Business--Design and Development", "Business--Distribution and Sales" and "Business".

Government Regulations

The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. Those laws empower the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be hazardous and can require a manufacturer to recall such products under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. Products are also designed and tested to meet or exceed ASTM F963, the Standard Consumer Safety Specification on Toy Safety. The Company emphasizes the safety and reliability of its products and has established a strong quality assurance and control program to meet the Company's objective of delivering high quality products.

Employees

As of December 31, 1994, the Company had 241 employees; 110 in the United States and 131 in the Far East. This compares to 233 total employees at December 31, 1993; 111 in the United States and 122 in the Far East. Nine of the Company's employees, some of which are employed only on a seasonal basis, are subject to a collective bargaining agreement which expires May 31, 1998. The Company believes that its labor relations are satisfactory.

Item 2.          Properties

The Company's principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California, where the Company owns a building with approximately 136,000 square feet. The Company occupies approximately 33,000 square feet of office space and leases the additional 103,000 square feet of warehouse space to third parties. The Company also has 125,000 square feet of warehouse space at Union City, California, under a lease which expires in 1997, with rights to renew for one five year term. In addition, the Company has a showroom, consisting of approximately

                                        9







9,000 square feet, which is located at 200 Fifth Avenue, New York, New York, under a lease that expires in 1996, and office and warehouse space in Hong Kong consisting of approximately 25,388 square feet under leases which expire at varying dates through 1996.

The Company's properties provide adequate capacity to support the present and expected future levels of business.

                                       10







Item 3.          Legal Proceedings

On May 17, 1990, the Company filed a complaint against Nintendo of America, Inc. ("Nintendo") seeking a declaratory judgment and injunctive relief in the United States District Court, Northern District of California (the "District Court"). This complaint sought confirmation of the Company's right to market, distribute and sell its Game Genie product. On June 1, 1990, Nintendo filed a complaint in the same District Court alleging copyright and trademark infringement and seeking a preliminary and permanent injunction and unspecified damage.

On July 3, 1991, the District Court reversed an earlier preliminary injunction against the Company and ruled that the sale of Game Genie products did not infringe on Nintendo's copyrights. Nintendo appealed this ruling through the Ninth Circuit Court of Appeals (the "Appeals Court") and ultimately filed a petition for a writ of Certiorari with the United States Supreme Court. On March 22, 1993, the Supreme Court rejected Nintendo's petition and, in essence, affirmed the District Court ruling.

Separately, the Company pursued recovery of damages from Nintendo that resulted from the original issuance of the preliminary injunction. On July 6, 1992, the District Court awarded the Company a $15 million damage judgement against Nintendo, which was the maximum amount that could be awarded in light of the $15 million bond that Nintendo had been required to post in the proceedings. Nintendo appealed this damage award, and on February 17, 1994 the Appeals Court unanimously affirmed the District Court's ruling. Subsequently, the Appeals Court rejected an additional Nintendo petition on March 21, 1994.

On April 11, 1994, Nintendo paid the Company $16.1 million representing the full damage award plus interest and related costs. The Company retained approximately $12.1 million of this amount, and the Company's Game Genie licensors were paid the remaining $4.0 million. Notwithstanding such payment, on June 20, 1994, Nintendo filed a petition for a Writ of Certiorari with the United States Supreme Court, which asked the Supreme Court to review the the damage award on a discretionary basis. On October 3, 1994, the Supreme Court rejected Nintendo's petition and affirmed Galoob's right to the full damage award. There is no further basis for appeal by Nintendo.

                                       11







Nintendo's original trademark claim and the Company's original anti-trust cross-claim against Nintendo were severed from the copyright claims that were adjudicated on July 3, 1991. On January 18, 1995 these claims were dismissed with prejudice by Nintendo and Galoob respectively. The Nintendo Game Genie infringement lawsuit is now complete.

The Company is involved in various other litigation and legal matters which are being prosecuted or defended in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's consolidated financial position.

                                       12







Item 4.          Submission of Matters to a Vote of Security Holders

                 None.

                                       13







Item 4a.         Executive Officers of the Registrant

The following table sets forth the names, ages and all positions and offices held by the Company's executive officers:

Name                                            Age               Position
----                                            ---               --------
Mark D. Goldman                                 44                President, Chief
                                                                  Executive Officer and
                                                                  Director

William G. Catron                               49                Executive Vice President,
                                                                  General Counsel and Chief
                                                                  Administrative Officer

Loren Hildebrand                                55                Executive Vice President,
                                                                  Sales

Ronald Hirschfeld                               44                Executive Vice President,
                                                                  International Sales and
                                                                  Marketing

Gary Niles                                      55                Executive Vice President, Marketing and Product
                                                                  Acquisition

Louis Novak                                     46                Executive Vice President and  Chief Operating Officer

William B. Towne                                50                Executive Vice President,
                                                                  Finance and Chief Financial Officer

H. Alan Gaudie                                  54                Senior Vice President,
                                                                  Finance

Mark D. Goldman has served as President and Chief Executive Officer since June 1991. From 1987 to 1991 he served as Executive Vice President and Chief Operating Officer. Prior to 1987, Mr. Goldman served in various executive capacities at Ages Entertainment Software, Inc. (formerly Sega Enterprises Inc.) and Mattel, Inc.

William G. Catron has served as Executive Vice President, General Counsel and Chief Administrative Officer since May 1992. For the seven years prior to that, Mr. Catron was Senior Vice President, Assistant General Counsel for Paramount Pictures Corporation. Before 1985, Mr. Catron served in various executive capacities at Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.) and Mattel, Inc.

Loren Hildebrand has served as Executive Vice President, Sales since April 1994. From 1992 to 1994 he was President of Creative Consultants. From 1989 to 1992 he was Executive Vice President and a partner in Toy Soldiers, Inc. a start-up company. Prior to 1989,

                                       14







Mr. Hildebrand was a consultant for Worlds of Wonder and executive for Mattel, Inc.

Ronald Hirschfeld has served as Executive Vice President, International Sales and Marketing since February 1994. From 1989 to 1994 he served as Senior Vice President, International Sales and Marketing. Prior to that time, he served as Senior Vice President, International Operations from 1987 to 1989 and has held various positions within the Company since 1978.

Gary Niles has served as Executive Vice President, Marketing and Product Acquisition since February 1992. From 1989 to 1992, he served as Senior Vice President, FOB Division. Before joining the Company, he was an executive with U.A.C., Ltd., a division of Universal Matchbox, Revell Incorporated and Ages Entertainment Software, Inc. (formerly Sega Enterprises Inc.).

Louis Novak has served as Executive Vice President and Chief Operating Officer since February 1992. From 1989 to 1992, he served as Senior Vice President, Operations. From 1986 to 1989 he was Senior Vice President, Worldwide Product Operations for Coleco Industries, Inc. ("Coleco"). Prior to that time, Mr. Novak was an executive with All American Gourmet Company, Inc., a manufacturer of frozen food products and for Mattel, Inc.

William B. Towne has served as Executive Vice President, Finance and Chief Financial Officer since March 1995. From 1990 to 1995, he served as Executive Vice President, Chief Financial Officer for Forstmann & Co, Inc. From 1982 to 1990, Mr. Towne worked for Tambrands, Inc. where he rose from Manager of Forecast and Planning to Chief Financial Officer of their International Division.

H. Alan Gaudie has served as Senior Vice President, Finance since April 1992. From 1985 to 1992 he served as Corporate Controller, Vice President, Corporate Controller and Senior Vice President, Acting Chief Financial Officer.

                                       15







                                     PART II

Item 5.          Market for the Registrant's Common Equity and
                 Related Stockholder Matters

The Company's common stock, par value $.01 per share, has traded on the New York Stock Exchange since July 9, 1987. The following table sets forth for each quarter during the last two fiscal years the high and low closing sale prices as reported by the New York Stock Exchange:

Fiscal Year                                           High                        Low
-----------                                          ------                     -------
1994             First Quarter                       10 5/8                       6 1/8
                 Second Quarter                       6 7/8                       5 1/2
                 Third Quarter                        8 1/2                       6 1/8
                 Fourth Quarter                       7 3/8                       4 3/4

1993             First Quarter                      $ 4 1/8                     $ 3 1/8
                 Second Quarter                       3 7/8                       3 3/8
                 Third Quarter                        3 3/4                       2 1/2
                 Fourth Quarter                      10 3/4                       4 1/4

As of March 1, 1995, there were approximately 2,025 holders of record of the Company's common stock.

No cash dividends were declared in 1994 or 1993 on the common stock. The Board of Directors has no current plans to pay cash dividends on the common stock. The Company's current credit agreement and the terms of its Convertible Exchangeable Preferred Stock limit the Company's ability to pay cash dividends on the common stock. (See Notes E and M of Notes to Consolidated Financial Statements.) Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

                                       16







Item 6.          Selected Financial Data


                                                                    (in thousands, except per share amounts)
                                                                             Years ended December 31
                                                -------------------------------------------------------------------------------
                                                    1994             1993               1992             1991             1990

Net revenues                                    $178,792          $134,334         $166,280           $150,636         $126,943

Net earnings (loss)                               18,424           (10,924)          (2,447)            (7,540)         (29,245)

Preferred stock dividends:
 Paid                                                  -                 -              782              3,127            3,127
 In arrears                                        3,127             3,127            2,345                  -                -

Net earnings (loss)
 applicable to
 common shares                                   $15,297          $(14,051)        $ (5,574)          $(10,667)        $(32,372)

Net earnings (loss) per common share:
  Primary                                        $  1.51          $  (1.47)        $   (.59)          $  (1.14)        $  (3.48)
  Fully diluted                                     1.41             (1.47)            (.59)             (1.14)           (3.48)

Number of common shares
  and common share
  equivalents
  outstanding - average                           10,111             9,548            9,400              9,325            9,315

At December 31:

  Total assets                                  $100,766          $ 71,005         $ 71,604           $ 64,016         $ 75,546

  Long-term debt                                  18,414            18,608            4,944              5,244            5,541

  Working capital                                 53,219            30,813           27,070             29,127           37,914

  Shareholders'
   equity                                         44,768            22,162           32,246             35,092           45,610

                                       17







Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations



Results of Operations

The following table sets forth for the periods indicated the percentage relationships between revenues and certain expenses and earnings items:

                                                                         Percentage of Net Revenues

                                                                          Years ended December 31

                                                         1994               1993                 1992
                                                        ------             -----                -----
Net revenues                                             100.0%            100.0%               100.0%
Cost of products sold                                     58.5              61.7                 63.1
                                                         -----             -----                -----
Gross margin                                              41.5              38.3                 36.9

Advertising and promotion                                 17.1              17.5                 13.7
Other selling and
  administrative                                          15.1              19.1                 18.3
Research and
  development                                              4.1               5.6                  4.1
Variable stock option plan
  expense                                                 -                  3.0                  -
Earnings (loss)
  from operations                                          5.2              (6.9)                 0.8
Expenses related to
  resignations of former
  officers                                                -                  -                   (1.3)

Net Proceeds from Nintendo award                           6.8               -                    -
Interest expense                                          (1.5)             (1.3)                (0.9)
Other income, net                                          0.2               0.1                  0.1
Provision for income
  taxes                                                   (0.4)             -                    (0.2)
                                                         -----             -----                 ----
Net earnings (loss)                                       10.3%            (8.1%)                (1.5%)
                                                         =====             =====                 ====

1994 Compared to 1993

In 1994, the Company was profitable, which was its best performance since 1989. This was a result of the successful implementation of the Company's recovery plan which began in 1991.

The recovery plan objective was to reposition the Company so it could generate sustainable profitability and growth. Essential to reaching this objective were three key goals: (1) restore and expand the Company's core business, the Micro Machines brand; (2) focus on growth opportunities in new product areas, such as the male action category; and (3) to lower breakeven versus the 1990 cost profile. The new management team was put in place in 1991.

Overall, consolidated net sales, including both toy sales and sales

                                       18







of the Game Genie video game enhancer, in 1994 were $178.8 million which represented a 33% increase from 1993 net sales of $134.3 million. Worldwide toy sales in 1994 achieved a 72% increase over 1993. Domestic toy sales rose by 103% and international toy sales by 33% from 1993 to 1994.

A major key to the 1994 sales growth was the continuing expansion of the Micro Machines brand. In 1994, sales of Micro Machines grew significantly for the second consecutive year. Net sales in 1994 climbed to $113.0 million which was a 59% increase over 1993 levels. This comes on top of a 55% increase in sales in 1993 over 1992. A significant area of growth in the Micro Machines line was from licensed products such as Star Wars, Star Trek and Power Rangers.

The Company also successfully entered a new, high-growth potential category - male action. Biker Mice From Mars, which was introduced in late 1993, generated sales in 1994 of $41.4 million as compared to $4.3 million in 1993. In September 1994, the Biker Mice From Mars television show went to five days per week airing from its previous one day per week. Ratings since that time have been lower than previously achieved and a smaller than anticipated increase in retail sales in the U.S. market has occurred. However, demand has been stronger in most European markets. Overall the Company achieved its 1994 worldwide Biker Mice From Mars revenue goal. As a result of consumer demand falling short of the Company's expectations for the U.S. in 1994, the Company has ceased all sales and marketing activities for Biker Mice from Mars domestically in 1995. However, strong international demand for Biker Mice From Mars is expected to continue. In 1995, the Company is expanding in the male action category with toy product introductions for Mutant League and Ultraforce.

In late 1994, shipments of two new products, Sky Dancers, a flying doll, and My Pretty Dollhouse, commenced and generated sales of $3.3 million and $3.0 million, respectively. The Company believes the category of girls' toys is a significant growth opportunity.

Game Genie sales were $4.2 million in 1994 as compared to $32.8 million in 1993. This decrease reflected the normal maturity cycle for such products and this trend is expected to continue.

Gross margin totaled $74.2 million in 1994, an increase of $22.7 million from 1993. This increase was due to higher sales volume and a higher gross margin rate. The gross margin rate improved to 41.5% in 1994 from 38.3% in 1993 due to three factors. First, the international gross margin rate was higher due to a change in product mix. Second, the percent of U.S. sales to worldwide sales was greater. The Company's gross margin rate on domestic sales is significantly higher than foreign sales because foreign prices are lower as the customer is responsible for the cost of importing and promoting the products. Third, while tooling, packaging and other costs in the aggregate where higher in 1994 to 1993, they were

                                       19







lower as a percent of sales in 1994 compared to 1993.

Advertising and promotion expenses were $30.6 million in 1994 compared to $23.5 million in 1993. The higher expenses were primarily a result of an increase in planned television advertising expense domestically in connection with the Company's expanded product lines. Other selling and administrative expenses were $27.0 million in 1994 compared to $25.6 million in 1993. This increase was due mainly to incentive compensation which was reinstated based on the Company's 1994 performance. Research and development expenses were approximately equal in 1994 compared to 1993.

The $4.0 million expense in 1993 related to the variable stock option plan was a one-time charge. See discussion below.

The Company received $12.1 million in 1994 from the litigation award against Nintendo of America, Inc. This amount was obtained by reducing the gross award of $16.1 million by amounts due the Company's Game Genie licensors. (See Note L of Notes to Consolidated Financial Statements).

Interest expense in 1994 was $2.6 million compared to $1.8 million in 1993. An increase of $1.0 million was due to the 8% Convertible Subordinated Debentures being outstanding all of 1994 compared to being outstanding for less than 2 months in 1993. Interest was reduced by lower average borrowings under the line of credit in 1994, although interest rates were higher. The increase in the prime rate which occurred during 1994 is expected to result in a higher average interest rate during 1995.

Other income was $0.4 in 1994 compared to $0.1 in 1993.

The income tax expense for 1994 includes provisions for federal, state and foreign income taxes, after taking into account the available net operating loss carryforwards from prior years. In 1993, the tax provision represented only foreign income taxes as there was no taxable U.S. income. At December 31, 1994, the Company has federal net operating loss carryforwards of approximately $11.5 million and unused federal tax credits of approximately $1.8 million available to reduce taxes in future periods. (See Notes A and F of Notes to Consolidated Financial Statements).

The Company's breakeven point has been substantially reduced since 1990. In 1994, the Company's earnings from operations were $9.3 million on $178.8 million sales which was a $39.1 million improvement in earnings from operations and a $51.9 million sales improvement in comparison to 1990 sales of $126.9 million and loss from operations of $29.8 million. The Company's operations have been adjusted to generate profitability from a base of continuing business and moderate success in newly introduced products.

In management's opinion, inflation did not have a material impact on

                                       20







the Company's business in 1994. The Company did not have any substantial price increases in 1994 or 1993.

The toy industry is affected by changing consumer tastes, shifting cultural and demographic trends and general economic conditions. Consequently, the Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products in a timely and efficient manner. The Company may not always be able to anticipate changes in consumer demand or to respond quickly to such changes once they are identified, and such inabilities could have an adverse impact on the Company.

Historically, a relatively small number of items have contributed a large portion of the Company's revenues in each year. An increase or decrease in popularity of a particular item during any year could have a material impact on revenues and profit for that year. The Company's strategy emphasizing multi-year extendable brands is intended to mitigate adverse impacts.

The Company does not carry insurance for political, social or economic unrest or disruptions, for several reasons including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruptions would depend on several factors, including, but not limited to the nature, extent and location of such unrest or disruptions and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass resultant product cost increases likely to be incurred outside of the country involved through to the Company's customers as product price increases.

The Company's products are produced principally in China which currently is designated with "most favored nation" ("MFN") status by the United States. This allows products imported into the United States from China to be accorded the most favorable import duties. In late 1994, Congress approved the GATT (Uruguay round) which allows imports into the United States of toy merchandise with unconditional duty free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanction. Punitive sanctions could result in the United States imposing higher duties on selective Chinese made products imported into the United States (these sanctions would be put in place through Section 301). In the past, section 301 sanctions proposed by the United States did not include sanctions or punitive duties against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in duty for the Company's products produced there and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's

                                       21







business. Products shipped to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese produced products would depend on several factors including, but not limited to, the Company's ability to: (1) procure alternative manufacturing sources outside of China; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass resultant cost increases through as product price increases.

In 1994, certain quotas on selected Chinese produced toy products were introduced in the European Economic Community. The quotas are not expected to have a material impact on the Company's business in 1995 and foreseeable future.

In 1995, the Company expects its import duties to be reduced pursuant to the new GATT agreement. The Company is aware of substantial cost pressures concerning the price of paper used in packaging and plastic resin used in production, and such cost pressures could result in price increases that completely or substantially offset the import duty reductions.

1993 Compared to 1992
---------------------

Net revenues of $134.3 million for 1993 represented a 19% decrease from 1992 revenues. Results were adversely affected by heightened inventory controls by retailers. Despite that environment the Company experienced sales growth in its toy product lines which was mainly attributable to its core brands Micro Machines. Worldwide sales in 1993 of Micro Machines which included Z-Bots increased 55% over 1992 sales levels. Micro Machines sales increased to $54.9 million in 1993 from $45.3 million in 1992 and Z-Bots generated sales of $16.0 million in 1993.

Game Genie sales were $32.8 million in 1993 as compared to $65.3 million in 1992. This decrease reflected the normal maturity cycle for such products.

In December 1993, shipments of Biker Mice From Mars commenced and generated $4.3 million of sales. This licensed product line consists of action figures, accessories and playsets based on the Biker Mice From Mars syndicated television animation series which first aired in September 1993.

In 1992, Trash Bag Bunch, Baby Face, World Championship Wrestling, Lazer Pro, Macro Machines and Magic Diaper Babies had sales of $28.5 million; these products had significantly reduced sales in 1993 to $3.3 million. The Company continues to introduce new products each year, such as Z-Bots, to offset the revenue lost as a result of the discontinuation of other products.

Gross margin totaled $51.5 million in 1993, a decrease of $9.8

                                       22







million from 1992. The decrease was due to lower sales volume. The gross margin rate improved to 38.3% in 1993 from 36.9% in 1992 due mainly to two factors. First, sales of discontinued products, which sold at little or no margin, decreased as a percentage of total revenues in 1993 over 1992. Second, domestic gross margins were higher due to a change in product mix.

Advertising and promotion expenses were $23.5 million in 1993 compared to $22.8 million in 1992. The increase was due to various sales promotions and an increase in television origination costs.

Other selling and administrative expenses were $25.6 million in 1993 compared to $30.3 million in 1992. This decrease was due mainly to cost reductions in foreign operations, reduced legal fees and reduced insurance expenses.

Research and development expenses increased in 1993 to $7.5 million from $6.9 million in 1992. This increase was attributable to outside contract expense and the expansion of the number of products being developed.

Expenses related to the variable stock option plan were approximately $4.0 million in 1993 resulting from a fourth quarter non-recurring, non-cash charge. This charge arose from the operation and termination of the Company's 1992 Senior Executive Stock Option Plan (the "1992 Plan"), a variable stock option plan. The sharp rise in the price of the Company's common stock during the fourth quarter (and the corresponding decrease in the exercise price of the options granted under the 1992 Plan) led to the non-recurring charge. Generally accepted accounting principles ("GAAP") for variable stock option plans required the Company to record a compensation expense accrual measured by the difference between the market price of the common stock underlying an option and the option exercise price as of December 31, 1993. This charge against earnings was recorded although no compensation payments were required by the 1992 Plan or made by the Company.

The Company believed that the application of GAAP could have resulted in large and repeated future distortions to reported quarterly earnings of the Company, based on fluctuations in the stock price so long as the 1992 Plan remained in effect. Therefore, on January 26, 1994, in order to prevent the distortion of future reported earnings of the Company, the Board of Directors ("Board") terminated the 1992 Plan, subject to shareholder approval. The 1992 Plan was cancelled and replaced by a new plan, subject to shareholder approval. Under the new plan, each holder of options under the 1992 Plan was granted new options with an option exercise price of $9.00, the trading price of the common stock of the Company at the time of the Board actions. In connection with the termination of the 1992 Plan, the Company recorded an accrued liability on its balance sheet at December 31, 1993 in the amount of approximately $4.0 million and recorded a non-recurring, non-cash charge to earnings. In addition, in

                                       23







connection with the termination of the 1992 Plan, subject to shareholder approval, the Board also granted 449,732 shares of common stock to compensate such optionees for giving up their existing gain that had arisen under the 1992 Plan measured by the difference between the $9.00 market price and the option exercise price of the 1992 Plan options at the time the 1992 Plan was terminated. All of the above changes were approved by the shareholders on June 21, 1994. (See Note N of Notes to Consolidated Financial Statements.)

Interest expense in 1993 was $1.8 million compared to $1.6 million in 1993. The increase was due to two factors. First, the average line of credit borrowing were higher in 1993 as compared to 1992 and the interest rates slightly decreased. Second, the Company incurred interest expense related to the 8% Convertible Subordinated Debentures issued in November 1993.

Other income, net was approximately equal in 1993 and 1992.

The tax provisions recorded represent taxes accrued on income of the Company's wholly-owned foreign subsidiary for the years ended 1993 and 1992. No U.S. tax recovery was recorded on the loss in the years ended 1993 and 1992 due to prior year losses. In 1993, the Company retroactively adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. The new standard is similar to SFAS 96, which the Company had used since 1988, as SFAS 109 also requires, among other things, an asset and liability approach for financial accounting and reporting for income taxes. Adoption of SFAS 109 did not have a material effect on the financial statements.

Liquidity, Financial Resources and Capital Expenditures

The Company is party to a loan and security agreement (the "Loan Agreement") with Congress Financial Corporation (Central) (the "Lender") which makes available to the Company through March 31, 1995 a line of credit up to $30 million, with provisions to increase the line to $40 million if an acquisition is made. Borrowing availability is determined by a formula based on qualified assets. The current interest rate is at prime rate plus 2%; the rate will increase by 0.25% if the increase in the credit limit occurs. In consideration for entering into the Loan Agreement, the Company paid a $375,000 fee. The Company has also agreed to pay periodically an unused line fee of 0.25% and certain management fees. The Loan Agreement provides that the preferred dividend payments may not be made without the prior consent of the Lender.

On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the "New Agreement") with the Lender. The New Agreement extends through March 31, 1997 and provides a line of credit of $40 million, with provision to increase the line to $60 million at the option of the Company. Borrowing availability is determined by a formula based on qualified assets.
The interest is at prime rate plus 1% (1% lower then the rate applicable to the old Loan Agreement). In consideration for entering into the New


                                       24







Agreement, the Company paid a $100,000 fee; additional fees will be due if the Company exercises its option to increase the line. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees. The New Agreement provides that the preferred dividends payments may not be made without the prior consent of the Lender.

On November 17, 1993, the Company sold in a private placement $14 million in principal amount of 8% Convertible Subordinated Debentures (the "8% Debentures"), at par. The interest is to be paid semi-annually. The 8% Debentures mature on November 30, 2000 and are convertible into shares of the Company's common stock at $9.26, calculated based upon 115% of the average of the Company's closing common stock price for the ten business days ended November 12, 1993. The Company applied the net proceeds received from the 8% Debentures to the expansion of its product lines.

On June 10, 1992, the Company announced it would not pay the July 1, 1992 $0.425 per share quarterly dividend on its Depository Shares which represent shares of the Company's Preferred Stock. The Company has not paid the subsequent quarterly dividends. As of January 1, 1995, the dividend was cumulatively eleven quarters in arrears, representing a total dividend arrearage of $8.6 million. By the terms of the Certificate of Designations for the Company's Preferred Stock, the Company is not legally obligated to pay any such arrearage. The Company believes that it is in its best interest not to reinstate the dividend until the Company has generated consistent net income from operations and continuation of such profitability can be reasonably expected. The net earnings (loss) per share calculation includes a provision for the Preferred Stock dividends in arrears. No common stock dividends may be paid unless all Preferred Stock dividend payments are current. As a result of the cumulative dividend being six or more quarters in arrears, on July 15, 1994 the holders of the Preferred Stock exercised their right to elect two new directors.

Net cash used by operating activity during 1994 was $6.5 million (due to asset increases more than offsetting the cash provided by net earnings) compared to $7.4 million used in 1993. Net cash used in investing activities during 1994 was $0.5 million (investment in new equipment) compared to $0.2 million in 1993. Cash utilized in the Company's operating and investing activities during 1994 was principally provided by borrowings under the Loan Agreement.

Working capital was $53.2 million at December 31, 1994 compared to $30.8 at December 31, 1993. The ratio of current assets to current liabilities was 2.4 to
1.0 at December 31, 1994 compared to 2.0 to 1.0 at December 31, 1993.

The Company had no material commitments for capital expenditures at December 31, 1994.

The Company believes that with its assets, the results of operations and the Loan Agreement it has adequate liquidity and capital resources to meet its current and anticipated needs.

                                       25







Item 8.          Financial Statements and Supplementary Data

                 The Consolidated Financial Statements and Financial Statement Exhibits are listed in Item 14(a) and are included herein.

Item 9.          Changes in and Disagreements with Accountants and Financial
                 Disclosure

                 Not applicable.

                                       26







                                    PART III

Item 10.         Directors and Executive Officers of the Registrant

                 (a)  Identification of Directors

                          The section entitled "Election of Directors" contained in the Proxy Statement is hereby incorporated by reference.

                 (b)      Identification of Executive Officers:

                          See PART I of this Form 10-K.

Item 11.         Executive Compensation

                 The section entitled "Executive Compensation" contained in the Proxy Statement is hereby incorporated by reference.

Item 12.         Security Ownership of Certain Beneficial Owners and Management

                 The section entitled "Security Ownership of Management" contained in the Proxy Statement is hereby incorporated by reference.

Item 13.         Certain Relationships and Related Transactions

                 The section entitled "Executive Compensation" contained in the Proxy Statement is hereby incorporated by reference.

                                       27







                                     PART IV

Item 14.         Exhibits, Financial Statement Schedules, and Reports on Form
                 8-K

                 Index to Financial Statements

The following consolidated financial statements and schedules of the Company and its subsidiaries are included as Part II, Item 8 of this Report:

                 (a) 1.  Financial Statements                                           Page
                         --------------------                                           ----
                     Report of Independent Accountants                                   F-1

                     Consolidated Financial Statements:

                     Consolidated Balance Sheets - December 31, 1994 and December        F-2
                     31, 1993

                     Consolidated Statements of Operations for the years ended           F-3
                     December 31, 1994, 1993 and 1992

                     Consolidated Statements of Changes in Shareholders' Equity for      F-4
                     the years ended December 31, 1994, 1993 and 1992

                     Consolidated Statements of Cash Flows for the years ended           F-5
                     December 31, 1994, 1993 and 1992

                     Notes to Consolidated Financial Statements                          F-6 to
                                                                                         F-25

                 (a) 2.  Financial Statement Schedules
                         -----------------------------

                     Schedule I - Marketable Securities - Other Investments -            S-1
                     December 31, 1994 and December 31, 1993


                     Schedule VIII - Valuation and
                     Qualifying Accounts and Reserves                                    S-2
                     for the years ended December 31,
                     1994, 1993 and 1992

                     Schedule X - Supplementary Income
                     Statement Information for the                                       S-3
                     years ended December 31, 1994, 1993
                     and 1992

All other schedules have been omitted because they are inapplicable or not required, or the information is included in the financial statements or notes thereto.

                 (a) 3.  Exhibits

                                       28








Exhibit No.
-----------

2                        Agreement of Merger, dated as of July 6, 1987.
                         (Incorporated by reference to Exhibit 2 to the Company's Amendment No. 1 on Form 8 to the Registration
                         Statement on Form 8-B, filed with the Commission on January 11, 1988 (the "Amendment No. 1 to the Form
                         8-B").)

3.1 Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Form
                         8-B.)

3.2                      Bylaws. (Incorporated by reference to Exhibit 3.2 to
                         Amendment No. 1 to the Form 8-B.)

4.1                      Form of Certificate for Shares of Common Stock of the
                         Corporation. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3,
                         Registration No. 33-33640, filed with the Commission on February 26, 1990 (the "Form S-3").)

4.2 Form of 1986 Nontransferable Stock Purchase Warrant issued to Paul Sullivan. (Incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Form 8-B.)

4.4 Warrant Agreement, dated as of July 7, 1988, between the Corporation and Wells Fargo Bank and warrants issued to Wells Fargo Bank. (Incorporated by reference to Exhibit 4.4 to Amendment No. 3 on Form 8 to the
                         Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987, filed with the Commission on August 2, 1988. (the "Amendment No. 3 to the 1987
                         10-K").)

                                       29










4.4(1)                   Warrant Agreement, dated as of May 4, 1990, between the
                         Company and Camerica Corporation. (Incorporated by reference to Exhibit 4.4.1 to the Company's Annual
                         Report on Form 10-K for the fiscal year ended December
                         31, 1991, filed with the Commission on March 30, 1992
                         (the "1991 Form 10-K").)

4.4(2)                   Warrant Agreement, dated as of May 4, 1990, between the
                         Company and David Darling. (Incorporated by reference to the 1991 Form 10-K.)

4.4(3)                   Warrant Agreement, dated as of May 4, 1990, between the
                         Company and Jim Darling. (Incorporated by reference to the 1991 Form 10-K.)

4.4(4)                   Warrant Agreement, dated as of May 4, 1990, between the
                         Company and Richard Darling. (Incorporated by reference to the 1991 Form 10-K.)

4.4(5) Warrant Agreement, dated as of February 22, 1990, by and between the Company and Roger Kowalsky.
                         (Incorporated by reference to Exhibit 28 to the Form
                         S-3.)

4.4(6) Warrant Agreement, dated as of December 11, 1991, by and between the Company and Shereff, Friedman, Hoffman and Goodman. (Incorporated by reference to Exhibit
                         4.4(6) to the Company's Annual Report on Form 10-K for the fiscal year end December 31, 1993, filed with the Commission on March 31, 1994 (the "1993 Form 10-K").)

4.4(7) Warrant Agreement, dated as of November 17, 1993, by and between the Company and Gerard Klauer Mattison &
                         Co., Inc. (Incorporated by reference to Exhibit 4.4(7) to the 1993 Form 10-K.)

                                       30








4.5                      Form of Certificate of Designations of the Company's
                         $17.00 Convertible Exchangeable Preferred Stock.
                         (Incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form 8-A, filed with the Commission on October 6, 1989 (the "October 6,
                         1989 Form 8-A").)

4.5(1)                   Form of Certificate of Designations of the Company's
                         Series A Preferred Stock (Incorporated by reference to
                         Exhibit 2.2 to the Company's Registration Statement on
                         Form 8-A, filed with the Commission on January 23, 1990
                         (the "January 23, 1990 Form 8-A").

4.6                      Form of Indenture with respect to the Company's 8-1/2%
                         Convertible Subordinated Debentures due October 1,
                         2014, between the Company and Manufacturers Hanover
                         Trust Company as Trustee, including form of Convertible
                         Debenture. (Incorporated by reference to Exhibit 5 to the October 6, 1989 Form 8-A).

4.7                      Form of Indenture with respect to the Company's
                         Subordinated Debentures due October 1, 2014, between the Company and Manufacturers Hanover Trust Company as
                         Trustee, including form of Debenture. (Incorporated by reference to Exhibit 6 to the October 6, 1989 Form
                         8-A).

4.8                      Form of Indenture with respect to the Company's 8-1/2%
                         Senior Subordinated Notes, between the Company and
                         Continental Stock Transfer & Trust Company, as Trustee, including form of Note. (Incorporated by reference to Exhibit 7 to the October 6, 1989 Form 8-A).

4.9                      Form of Deposit Agreement between the Company and
                         Manufacturers Hanover Trust Company of California as
                         Depositary, including form of Depositary Receipt.
                         (Incorporated by reference to Exhibit 8 to the October
                         6, 1989 Form 8-A).

                                       31








4.10 Form of Rights Agreement, dated as of January 17, 1990, between the Company and Mellon Securities Trust
                         Company. (Incorporated by Reference to Exhibit 2.1 to the January 23, 1990 Form 8-A).

4.11                     Indenture, with respect to the Company's 8% Convertible
                         Subordinated Debentures due year 2000, between the Company and Continental Stock Transfer & Trust Company, as Trustee, including form of Debenture Note.
                         (Incorporated by reference to Exhibit 4.11 to the 1993
                         Form 10-K)

10.1*                    1984 Employee Stock Option Plan, as amended.
                         (Incorporated by reference to Exhibit 4 to the Corporation's Registration Statement on Form S-8,
                         Registration No. 33-9393, filed with the Commission on September 2, 1987 (the "1987 Form S-8").)

10.1(1)* 1992 Senior Management Stock Option Plan. (Incorporated by reference to Exhibit 4.6 to the Company's
                         Registration Statement on Form S-8, Registration No.
                         33-56004, filed with the Commission on December 18, 1992 (the "1992 Form S-8").)

10.1(2)*                 Amended and Restated 1984 Employee Stock Option Plan
                         (Incorporated by reference to Exhibit 4.6 to the
                         Company's Registration Statement on Form S-8, Registration
                         Statement No. 33-56585, filed with the Commission on
                         November 23, 1994.)

10.1(3)*                 1994 Senior Management Stock Option Plan. (Incorporated by
                         reference to Exhibit 4.6 of the Company's Registration Statement
                         on Form S-8, Registration Statement No. 33-56587, filed with the
                         Commission on November 23, 1994.)

10.1(4)(a)*              Form of Agreement between each of Mark Goldman, William
                         Catron, Lou Novak, Gary Niles, Mark Shepherd, Ronald
                         Hirschfeld and H. Alan Gaudie and the Corporation.
                         (Incorporated by reference to Exhibit 4.6 of the Company's
                         Registration Statement on Form S-8, Registration Statement No.
                         33-56589, filed with the Commission on November 23, 1994.)

10.1(4)(b)*              Form of Amendment No. 1 between each of Mark Goldman,
                         William Catron, Lou Novak, Gary Niles, Mark Shepherd,
                         Ronald Hirschfeld and H. Alan Gaudie and the
                         Corporation.

10.2*                    Profit Sharing Plan. (Incorporated by reference to
                         Exhibit 10.2 to the Company's Registration Statement on
                         Form S-1, Registration No. 33-6743, filed with the
                         Commission on August 12, 1986 (the "1986 Registration
                         Statement").)

                                       32








10.4(7)* Agreement, dated October 27, 1994, between Mark Goldman and the Company.

10.4(10)*                Agreement, dated as of December 11, 1991, by and
                         between Martin Nussbaum and the Company. (Incorporated
                         by reference to Exhibit 10.4(10) to the 1991 Form
                         10-K.)

10.4(11)(a)*             Agreement, dated July 15, 1993, between William G.
                         Catron and the Company. (Incorporated by reference to
                         Exhibit 10.4 (11) (a) to the 1993 Form 10-K)

10.4(11)(b)*             Agreement, dated July 15, 1993, between Lou Novak and
                         the Company. (Incorporated by reference to Exhibit 10.4
                         (11) (b) to the 1993 Form 10-K)

10.4(11)(c)*             Agreement, dated July 15, 1993, between Ronald
                         Hirschfeld and the Company. (Incorporated by reference
                         to Exhibit 10.4 (11) (c) to the 1993 Form 10-K)

10.4(11)(d)*             Agreement, dated July 15, 1993, between Gary Niles and
                         the Company. (Incorporated by reference to Exhibit 10.4
                         (11) (d) to the 1993 Form 10-K)

10.4(11)(e)*             Agreement, dated March 29, 1994, between Loren
                         Hildebrand and the Company.

10.4(11)(f)*             Agreement, dated February 27, 1995, between William B.
                         Towne and the Company.

10.7(3) Second Amended and Restated Credit Agreement dated as of March 31, 1992 among the Company, Bank of America
                         National Trust and Savings Association and other signatory thereto. (Incorporated by reference to Exhibit 10.7(3) to the Company's Annual Report on Form
                         10-K for the fiscal year ended December 31, 1992, filed with the Commission on March 31, 1993 (the "1992 Form
                         10-K")).

                                       33








10.7(4) Amendments dated November 1, 1992 and February 17, 1993 to the Second Amended and Restated Credit Agreement dated as of March 31, 1992. (Incorporated by reference to Exhibit 10.7(4) to the 1992 Form 10-K.)

10.7(5) Securities Purchase Agreement, dated November 17, 1993, by and among the Company and the purchasers executing signature pages thereto (the "Purchasers").
                         (Incorporated by reference to Exhibit 10.7 (5) to the 1993 Form 10-K)

10.7(6)                  Registration Rights Agreement, dated as of November 17,
                         1993, by and among the Company and the Purchasers.
                         (Incorporated by reference to Exhibit 10.7 (6) to the 1993 Form 10-K)

10.7(7) Loan and Security Agreement, dated as of April 1, 1993, by and among the Company and Congress Financial
                         Corporation (Central), including form of Revolving Loan
                         Note. (Incorporated by reference to Exhibit 10.7 (7) to the 1993 Form 10-K)

10.7(7)(a)               First Amendment to Loan and Security Agreement, dated
                         as of November 17, 1993. (Incorporated by reference to
                         Exhibit 10.7 (7) (a) to the 1993 Form 10-K)

10.7(7)(b)               Amended and Restated Loan and Security Agreement, dated
                         as of March 31, 1995, by and among the Company and
                         Congress Financial Corporation (Central).

10.9(3) License Agreement, dated June 16, 1986, by and between Funmaker as Licensor and the Company as Licensee. (Incorporated by reference to Exhibit
                         10.10(5) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1986, filed with the Commission on March 31, 1987 ("1986 Form
                         10-K").)

10.9(4)                  License Agreement, dated May 4, 1990, by and among the
                         Company as Licensee, Codemasters Software Company, Ltd.
                         and Camerica Corporation, Limited. (Incorporated by reference to Exhibit 10.9(4) of the 1992 Form 10-K.)

                                       34








10.9(4)(a)               Amendment No. 1 dated June 1991 to License Agreement
                         dated May 4, 1990. (Incorporated by reference to
                         Exhibit 10.9(4) (a) of the 1992 Form 10-K.)

10.9(4)(b)               Amendment No. 2 dated December 23, 1991 to License
                         Agreement, dated May 4, 1990. (Incorporated by
                         reference to Exhibit 10.9(5) (b) of the 1992 Form
                         10-K.)

10.9(5) European License Agreement, dated December 23, 1991, by and between the Codemasters Software Company, Ltd. and the Company as Licensee. (Incorporated by reference to Exhibit 10.9(5) of the 1992 Form 10-K.)

10.9(6)                  Third Amendment to United States License and First
                         Amendment to European License, dated November 4, 1992.
                         (Incorporated by reference to Exhibit 10.9(6) of the 1992 Form 10-K.)

10.9(7) Fourth Amendment to United States License Agreement, dated October 14, 1994.

10.10 Agreement of Purchase and Sale, dated October 22, 1986, by and between ATC Building Company as Seller and the Company as Buyer. (Incorporated by reference to Exhibit
                         10.11 to the 1986 Form 10-K.)

10.12                    Lease Agreement, dated March 12, 1987, by and between
                         Lincoln Alvarado and Patrician Associates, Inc. as
                         Lessor and the Company as Lessee. (Incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Form 8-B.)

10.12(1)                 Amendment No. 1 to Lease dated March 12, 1987.
                         (Incorporated by reference to Exhibit 10.12(1) to the 1991 Form 10-K.)

11                       Computations of Earnings Per Share.

12 Computation of ratio of earnings to fixed charges and preferred stock dividends.

22                       Subsidiaries of the Company.

                                       35







24.1                     Consent of Price Waterhouse.

27                       Financial Data Schedules

*Management contracts, compensatory plans and arrangements required to be filed as an exhibit pursuant to Item 14(c) of this Report.

(b)                      Reports on Form 8-K

No Report on Form 8-K has been filed during the last quarter of the period covered by this Report.

                                       36







Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    LEWIS GALOOB TOYS, INC.
                                                    (Registrant)

                                                    By: /s/ Mark D. Goldman
                                                       --------------------
                                                    Mark D. Goldman
                                                    President, Chief Executive
                                                    Officer

Dated:        March 29, 1995
              --------------

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                                           Title                                            Date
---------                                           -----                                            ----

/s/ Mark D. Goldman                           President, Chief                                  March 29, 1995
-----------------------                       Executive Officer and
Mark D. Goldman                               Director

/s/ Scott R. Heldfond                         Director                                          March 29, 1995
-----------------------
Scott R. Heldfond

/s/ Paul A. Gliebe, Jr.                       Director                                          March 29, 1995
-----------------------
Paul A. Gliebe, Jr.

/s/ Martin Nussbaum                           Director                                          March 29, 1995
-----------------------
Martin Nussbaum

/s/ S. Lee Kling                              Director                                          March 29, 1995
-----------------------
S. Lee Kling

/s/ Andrew Cavanaugh                          Director                                          March 29, 1995
-----------------------
Andrew Cavanaugh

/s/ Roger Kowalsky                            Director                                          March 29, 1995
-----------------------
Roger Kowalsky

/s/ George Riordan                            Director                                          March 29, 1995
-----------------------
George Riordan

/s/ Hoffer Kaback                             Director                                          March 29, 1995
-----------------------
Hoffer Kaback

/s/ William B. Towne                          Executive Vice                                    March 29, 1995
-----------------------                       President, Finance
William B. Towne                              and Chief Financial Officer

                                       37










                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
Lewis Galoob Toys, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) and (2) on page 28 present fairly, in all material respects, the financial position of Lewis Galoob Toys, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP



San Francisco, California
February 10, 1995

                                      F-1






                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                 December 31
                                                           -----------------------
                                                             1994           1993
                                                           --------        -------
ASSETS
------
CURRENT ASSETS:

  Cash and cash equivalents                                $  2,225         $ 2,325
  Accounts receivable, net                                   57,883          33,383
  Inventories                                                16,824          12,979
  Tooling and related costs                                   8,379           5,020
  Prepaid expenses and other assets                           5,492           7,341
                                                           --------         -------
                          TOTAL CURRENT ASSETS               90,803          61,048

LAND, BUILDING AND EQUIPMENT, NET                             8,400           8,562

OTHER ASSETS                                                  1,563           1,395
                                                           --------         -------
                                                           $100,766         $71,005
                                                           ========         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:

  Notes payable                                             $ 6,971        $      -
  Accounts payable                                           14,973          10,834
  Accrued expenses                                           14,939          18,916
  Income taxes payable                                          499             282
  Current portion of long-term debt                             202             203
                                                           --------         -------
                          TOTAL CURRENT LIABILITIES          37,584          30,235

LONG-TERM DEBT                                               18,414          18,608

SHAREHOLDERS' EQUITY:

  Preferred stock
   Authorized 1,000,000 shares

   Issued and outstanding 183,950 shares of $17
   Convertible Exchangeable Preferred Stock at
   $200 liquidation value per share                          36,790          36,790
  Common stock, par value $.01 per share
   Authorized 50,000,000 shares
   Issued and outstanding 10,055,089 shares
   in 1994 and 9,559,357 shares in 1993                         101              96
  Additional paid-in capital                                 31,506          27,293
  Retained earnings (deficit)                               (23,182)        (41,596)
  Cumulative translation adjustment                            (447)           (421)
                                                           --------         -------
                          TOTAL SHAREHOLDERS' EQUITY         44,768          22,162
                                                           --------         -------
                                                           $100,766         $71,005
                                                           ========         =======

The accompanying notes are an integral part of these Consolidated Financial Statements.

                                      F-2







                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                                    Years ended December 31
                                                                      -----------------------------------------------
                                                                        1994                 1993              1992
                                                                      --------             --------          --------

Net revenues                                                          $178,792             $134,334          $166,280
Costs of products sold                                                 104,592               82,875           104,965
                                                                      --------             --------          --------
Gross margin                                                            74,200               51,459            61,315
                                                                      --------             --------          --------
Operating expenses:
  Advertising and promotion                                             30,616               23,537            22,826
  Other selling and administrative                                      26,974               25,640            30,345
  Research and development                                               7,288                7,451             6,861
  Variable stock option plan expense                                         -                4,046                 -
                                                                      --------             --------          --------
    Total operating expenses                                            64,878               60,674            60,032
                                                                      --------             --------          --------

Earnings (loss) from operations                                          9,322               (9,215)            1,283

Expenses related to resignation of former
    officers                                                                 -                    -            (2,152)
Net proceeds from Nintendo award                                        12,124                    -                 -
Interest expense                                                        (2,609)              (1,836)           (1,550)
Other income, net                                                          365                  136               210
                                                                      --------             --------          --------

Earnings (loss) before income taxes                                     19,202              (10,915)           (2,209)

Provision for income taxes                                                 778                    9               238
                                                                      --------             --------          --------

Net earnings (loss)                                                     18,424              (10,924)           (2,447)

Preferred stock dividends paid                                               -                    -               782
                                                                      --------             --------          --------

Net earnings (loss) after dividends
  paid                                                                  18,424              (10,924)           (3,229)

Preferred stock dividends in arrears                                     3,127                3,127             2,345
                                                                      --------             --------          --------

Net earnings (loss) applicable to
  common shares                                                       $ 15,297             $(14,051)         $ (5,574)
                                                                      ========             ========          ========

Common shares and common share
  equivalents outstanding - average                                     10,111                9,548             9,400

Net earnings (loss) per common share:
  Primary                                                               $ 1.51              $ (1.47)         $   (.59)
  Fully Diluted                                                           1.41                (1.47)             (.59)

The accompanying notes are an integral part of these Consolidated Financial Statements.

                                                                 F-3








                                                 LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                     ----------------------------------------------------------
                                                      (in thousands, except shares)

                                                                            Additional     Retained     Cumulative
                                Preferred Stock         Common   Stock      Paid-In        Earnings    Translation
                                Shares     Amts         Shares    Amts      Capital        (Deficit)    Adjustment     Total
                                ------     ----         ------    ----      -------        ---------   -----------     -----
Balance at 12/31/91            183,950    36,790      9,365,441     94      26,005         (27,411)       (386)        35,092

Net loss                             -         -              -      -           -          (2,447)          -         (2,447)
Common stock issued                  -         -        106,616      1         420               -           -            421
Dividends declared
 on preferred stock                  -         -              -      -           -            (782)          -           (782)
Cumulative translation adj.
 and other                           -         -              -      -           -             (12)        (26)           (38)
                               -------    ------      ---------    ---      ------         -------        ----         ------
Balance at 12/31/92            183,950    36,790      9,472,057     95      26,425         (30,652)       (412)        32,246

Net loss                             -         -              -      -           -         (10,924)          -        (10,924)
Common stock issued                  -         -         89,800      1         343               -           -            344
Warrants issued                      -         -              -      -         525               -           -            525
Common stock received in
 exchange for shares
 issued and cancelled                -         -         (2,500)     -           -             (20)          -            (20)
Cumulative translation adj.
 and other                           -         -              -      -           -               -          (9)            (9)
                               -------   -------     ----------    ---     -------        --------       -----        -------
Balance at 12/31/93            183,950   $36,790      9,559,357    $96     $27,293        $(41,596)      $(421)       $22,162

Net earnings                         -         -              -      -           -          18,424           -         18,424
Common stock issued, net             -         -         47,000      1         161               -           -            162
Termination of 1992 Plan             -         -        449,732      4       4,042               -           -          4,046
Common stock received in
 exchange for shares
 issued and cancelled                -         -         (1,000)     -          10             (10)          -              -
Cumulative translation adj.
 and other                           -         -              -      -           -               -         (26)           (26)
                               -------   -------     ----------   ----     -------        --------       -----        -------
Balance at 12/31/94            183,950   $36,790     10,055,089   $101     $31,506        $(23,182)      $(447)       $44,768
                               =======   =======     ==========   ====     =======        ========       =====        =======

       The accompanying notes are an integral part of these Consolidated Financial Statements.



                                     F-4











                                        LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                      (in thousands)

                                                                        Years ended December 31
                                                            --------------------------------------------
                                                                1994            1993              1992
                                                                ----            ----              ----
CASH FLOW FROM OPERATING ACTIVITIES:

  Net earnings (loss)                                        $ 18,424       $ (10,924)        $ (2,447)
  Adjustments to reconcile net earnings
       (loss) to net cash used in
       operating activities:
    Depreciation                                                  628              682              885
    Variable stock option plan accrual                              -            4,046                -
    Changes in assets and liabilities:
      Accounts receivable                                    (24,500)            2,523         (10,465)
      Inventories                                             (3,845)              691          (4,152)
      Tooling and related costs                               (3,359)          (2,212)              134
      Prepaid expenses and other assets                         1,681            (152)            (689)
      Accounts payable                                          4,140            1,449            4,375
      Accrued expenses                                             67          (3,002)              699
      Income taxes payable                                        217            (549)            (113)
      Other                                                         -                -              318
                                                              -------          -------         --------
       Net cash used in operating activities                   (6,547)          (7,448)         (11,455)
                                                              -------          -------         --------
CASH FLOW FROM INVESTING ACTIVITIES:
  Investment in land, building and
         equipment, net                                          (466)             (82)            (114)
  Repayment of loan due from officer                                -                -            1,116
                                                              -------          -------         --------
       Net cash (used in) provided by
          investing activities                                   (466)             (82)           1,002
                                                              -------          -------         ---------
CASH FLOW FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under
      notes payable                                             6,971           (5,698)           5,698
  Borrowings under long-term debt
       agreement                                                    -           14,000                -
  Repayments under long-term debt agreements                     (194)            (191)            (225)
  Dividends declared on preferred stock                             -                -             (782)
  Proceeds from issuance of common stock                          383              344              421
  Repurchase of Common Stock                                     (221)               -                -
  Other, net                                                      (26)             (29)             (38)
                                                              -------          -------         --------
       Net cash provided by (used in)
         financing activities                                   6,913            8,426            5,074
                                                              -------          -------         --------
INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                                 (100)             896           (5,379)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR                                               2,325            1,429            6,808
                                                              -------         --------         --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $2,225         $  2,325          $ 1,429
                                                              =======         ========         ========

Supplemental disclosure of non-cash activity:
       In 1992, in connection with issuance of 8% Convertible Subordinated
       Debentures the Company issued warrants for 150,000 shares of common stock which were valued at $525,000.

       In 1994, The Company issued 449,732 shares of common stock in connection with the termination of the 1992 Senior Management Stock Option Plan.
(See Note N)
Supplemental disclosure of cash flow information:
       Cash paid for interest                                 $ 2,656          $ 1,604          $ 1,387
       Cash paid for income taxes                             $   822          $   574          $   228



The accompanying notes are an integral part of these Consolidated Financial Statements.


                                    F-5












                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 1994, 1993 and 1992

NOTE A - Summary of Significant Accounting Policies

Organization and Business

The Company has been engaged in business since 1957 and was originally incorporated in California on November 6, 1968, and reincorporated in Delaware on August 28, 1987. The Company is engaged in the design, development, marketing and distribution of high quality toys worldwide. The Company's products are primarily manufactured in the People's Republic of China ("China").

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, principally Galco International Toys, N.V. ("Galco"). All significant intercompany accounts have been eliminated in consolidation. Certain amounts in the financial statements of prior years have been reclassified to conform with the current year's presentation.

Revenue Recognition

The Company records a transaction as a sale when inventory is shipped to the customer and title passes. The Company provides for returns using a percentage of gross sales, based on historical experience.

Foreign Currency Translation

The financial statements of Galco have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. All asset and liability accounts have been translated using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average of exchange rates in effect during the year. Gains or losses from foreign currency translation adjustments are charged or credited directly to a separate component of shareholders' equity.

                                      F-6










                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

Cash and Cash Equivalents

Cash equivalents consist primarily of marketable securities with original maturities of less than ninety days. Cash and cash equivalents are stated at cost, which approximates market values.

Concentration of Credit Risk

Accounts receivable primarily represent balances due from customers. The Company performs credit evaluations of each of its customers and maintains allowances for potential credit losses. Such losses have generally been within management's expectations.

Inventories

Inventories are stated at lower of cost (first-in, first-out) or market.

Tooling and Related Costs

Costs incurred for tooling and package design are deferred and amortized over the life of the products, which range from one to two years.

Prepaid Expenses

Prepaid expenses include costs such as those incurred in the creation of television commercials which are deferred and amortized over their lives which is estimated to be one year or the period the commercial is used, if shorter. On January 1, 1995, the company implemented SOP 93-7 "Reporting on Advertising Costs." Implementation of the new standard will have no material impact on the financial statements. Prepaid expenses also include prepaid insurance, prepaid samples, prepaid advertising media, and royalty advances.

Land, Building and Equipment

Land, building and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets, or the term of the applicable lease, whichever is less. Estimated useful lives are 35 years for building and building improvements, 1 to 12 years for leasehold improvements, 5 years for office furniture, fixtures and equipment, (including computer equipment), and 3 to 6 years for vehicles.

                                    F-7










                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

Income Taxes

In 1993, the Company retroactively adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the Company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. Adoption of SFAS 109 did not have a material effect on the financial statements.

Earnings Per Share

Primary earnings per share is based on the net earnings (loss) applicable to common shares, after providing for the dividends in arrears on the preferred stock, for the year divided by the weighted average number of common and common equivalent shares outstanding. Primary earnings per share for the year ended December 31, 1994, have been adjusted by common equivalent shares resulting from the assumed exercise of common stock options and stock warrants. Primary earnings per share for the years ended December 31, 1993 and 1992 have not been adjusted by common equivalent shares since the effect would be anti-dilutive. Fully diluted earnings per share for the year ended December 31, 1994 includes the effect of the assumed conversion of the $17 Convertible Exchangeable Preferred Stock and the 8% Convertible Subordinated Debentures into common stock. Fully diluted earnings per share for the years ended December 31, 1993 and 1992 were the same as primary earnings per share since the effect of the assumed conversion is anti-dilutive.

                                   F-8














                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

NOTE B - Accounts Receivable, Net



                                                             (in thousands)
                                                               December 31
                                                        ----------------------
                                                          1994            1993
                                                          ----            ----
Trade receivables                                       $65,757         $38,437
Provisions for:
  Advertising allowances                                 (2,900)         (1,400)
  Return of defective goods                                (900)         (1,600)
  Markdowns and discounts                                (3,400)         (1,400)
  Doubtful accounts                                        (897)           (849)
                                                        -------         -------
     Net trade receivables                               57,660          33,188
Other receivables                                           223             195
                                                        -------         -------
                                                        $57,883         $33,383
                                                        =======         =======


On May 15, 1991, the Company entered into an amended maturity factoring agreement which provided for ledgering and collection of submitted accounts. In addition, the factor assumed the credit risk for submitted accounts based generally on pre-established customer credit criteria. A fee of 0.7% to 1.0% of the gross invoice amounts was paid to the factor. This agreement ended on March 31, 1993 and was not renewed.

NOTE C - Inventories


                                                       (in thousands)
                                                         December 31
                                                  ----------------------
                                                    1994          1993
                                                    ----          ----
Finished goods                                    $15,596        $10,363
Raw materials and parts                             1,228          2,616
                                                  -------        -------
                                                  $16,824        $12,979
                                                  =======        =======


                               F-9









                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

NOTE D - Land, Building and Equipment, Net


                                                             (in thousands)
                                                               December 31
                                                        -----------------------
                                                          1994           1993
                                                        -------         -------
Land and building                                       $ 9,564         $ 9,402
Office furniture, fixtures and equipment                  4,360           4,310
Leasehold improvements                                      787             787
Vehicles                                                    104             161
                                                        -------         -------
                                                         14,815          14,660
Less accumulated depreciation                             6,415           6,098
                                                        -------         -------
                                                        $ 8,400         $ 8,562
                                                        =======         =======


NOTE E - Notes Payable

The Company is party to a loan and security agreement (the "Loan Agreement") with Congress Financial Corporation (Central) (the "Lender") which makes available to the Company through March 31, 1995 a line of credit up to $30 million, with provisions to increase the line to $40 million if an acquisition is made. Borrowing availability is determined by a formula based on qualified assets. The current interest rate is at prime rate plus 2%; the rate will increase by 0.25% if the increase in the credit occurs. In consideration for entering into the Loan Agreement, the Company paid a $375,000 fee. The deferred loan fee is included in other assets and is being amortized using a straight-line method over the term of the loan. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees. The Loan Agreement provides that the preferred dividend payments may not be made without the prior consent of the Lender.

The Company has entered into a new agreement which increases and extends the line of credit through March 31, 1997 and reduces the rate of interest. (See Note Q for a description of the new agreement).

                                 F-10








                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


The maximum outstanding borrowings, average outstanding balances and weighted average rates of interest for notes payable were as follows:

                                                        (in thousands)
                                                        1994      1993
                                                        ----      ----
Maximum outstanding at month end                     $18,209   $18,663
Average outstanding amount during the year             4,184     7,322
Weighted average interest rate for the year              9.7%      8.1%


NOTE F - Income Taxes

Earnings (loss) before income taxes and the provision for income taxes are as follows:



                                                                     (in thousands)
                                                                Years ended December 31
                                                     -----------------------------------------
                                                      1994            1993                1992
Earnings (loss) before income taxes:

  Domestic                                           $18,861        $(10,806)           $(5,346)
  Foreign                                                341            (109)             3,137
                                                     -------        --------            -------
                                                     $19,202        $(10,915)           $(2,209)
                                                     =======        ========            =======
Provision for income taxes:
 Current:

    Federal                                          $   490        $      -            $     -
    State                                                201               -                  -
    Foreign                                               87               9                238
                                                     -------        --------            -------
                                                         778               9                238
 Deferred:

    Federal                                                -               -                  -
    State                                                  -               -                  -
    Foreign                                                -               -                  -
                                                     -------        --------            --------
                                                     $   778        $      9            $    238
                                                     =======        ========            ========






                                   F-11










                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

Deferred tax liabilities (assets) consist of the following:


                                                                                    (in thousands)
                                                                                Years Ended December 31
                                                                       --------------------------------------
                                                                          1994            1993           1992
                                                                          ----            ----           ----
Prepaid expenses                                                       $ 1,586         $ 2,065        $ 1,697
Other temporary differences                                                705             647            624
                                                                       -------         -------        -------

Gross deferred tax liabilities                                           2,291           2,712          2,321
                                                                       -------         -------        -------

Accrued expenses                                                          (939)         (1,377)        (1,980)
Defectives provision                                                      (315)           (560)        (1,020)
Other temporary differences                                             (2,970)         (1,936)        (1,542)

Net operating loss carryforwards                                        (4,037)        (11,128)        (8,519)
Research and development tax credit
   carryforward                                                           (765)           (765)          (765)
Other                                                                     (944)           (765)          (666)
                                                                       -------         -------        -------
Gross deferred tax assets                                               (9,970)        (16,531)       (14,492)
                                                                       -------         -------        -------
Deferred tax assets valuation
   allowance                                                             7,679          13,819         12,171
                                                                       -------         -------        -------
                                                                       $     -         $     -        $     -
                                                                       =======         =======        =======



The net change in the valuation allowance for deferred tax assets was an increase (decrease) of ($6,140,000), $1,648,000 and $2,589,000 in 1994, 1993 and
1992, respectively.

                                   F-12









                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

The provision for income taxes differs from the provisions determined by applying the applicable U.S. statutory federal income tax rates to pretax income as a result of the following differences:




                                                                           Years ended December 31
                                                                 --------------------------------------
                                                                   1994             1993           1992
Federal income taxes (benefit) at
 the U.S. statutory rate                                          35.0%           (34.0%)        (34.0%)

Increase (decrease) in income taxes resulting from:

   Effects of U.S. and foreign income
    taxes on foreign operations                                   (0.2)             0.1           10.8
   State income taxes, net of loss                                 0.9              -              -
    carryfowards, less federal tax
    benefits

   Loss carryback/carryforward                                   (31.6)            34.0           34.0
                                                                ------            -----          -----
                                                                   4.1%             0.1%          10.8%
                                                                ======            =====          =====


During 1993, the Company settled with the Internal Revenue Service (IRS) and the California Franchise Tax Board (CFTB) regarding audits of the years 1982 through 1990 for federal purposes and 1983 through 1989 for California purposes. The Company adequately provided for the amounts settled with the IRS and the CFTB.

At December 31, 1994, the Company had federal and California net operating loss carryforwards for income tax purposes of approximately $11,500,000 and $1,000,000, respectively. The federal and California carryforwards expire in different years through the year 2008 and 1998, respectively. The Company also has federal minimum tax credit carryforwards of $944,000 that are allowed to be carried forward indefinitely and federal research and development credits of $765,000, which will expire in different years through the year 2003. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of operating loss carryforwards which can be utilized.

No domestic deferred taxes have been provided on unremitted earnings of the foreign subsidiary. All such earnings are expected to be reinvested in the subsidiary. Undistributed earnings for which the Company has not provided taxes, which may be payable on distribution, were approximately $5,500,000 as of December 31, 1994. No foreign taxes will be withheld on the distribution of the untaxed earnings.

                                   F-13









                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

NOTE G - Leases

The Company leases its domestic warehouse and showroom facilities, and its facilities in Hong Kong. The leases have been classified as operating leases and are for terms expiring at various dates through 1998. Under the terms of the facility leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The Company has a lease option on the domestic warehouse to renew for one five year term.

Future minimum lease payments for all noncancellable operating leases as of December 31, 1994 (in thousands), are as follows:



                       Years ending
                       December 31
                          1995                                $1,452
                          1996                                   695
                          1997                                   239
                          1998                                    49
                                                              ------
                                                              $2,435
                                                              ======

Net rental expense for the years ended December 31, 1994, 1993 and 1992 was $1,515,000, $1,449,000 and $1,839,000, respectively.

NOTE H - Accrued Expenses


                                                                                            (in thousands)
                                                                                              December 31
                                                                                       ----------------------
                                                                                         1994           1993
                                                                                         ----           ----
Accrued advertising                                                                    $   272         $ 2,582
Accrued royalties                                                                        6,039           4,709
Accrued expense related to variable stock
   option plan                                                                               -           4,046
Accrued compensation and commissions                                                     3,875             745
Accrued freight and duty                                                                 1,483           1,527
Accrued interest                                                                         1,108           1,296
Accrued purchase commitments                                                             1,320           1,900
Other accrued expenses                                                                     842           2,111
                                                                                       -------         -------
                                                                                        14,939         $18,916
                                                                                       =======         =======


                                    F-14













                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

In 1993, the United States Customs Service ("Customs") completed the on-site audit of duty due on importations of goods into the United States during 1988 through 1991. Customs has issued to the Company a notice stating that it is contemplating the formal issuance of a demand claim wherein it would set forth the amount they seek to recover. Management believes the recorded provisions at December 31, 1994 are adequate to cover the final settlement.

NOTE I - Long-Term Debt




                                                                                            (in thousands)
                                                                                              December 31
                                                                                       -----------------------
                                                                                         1994             1993
                                                                                         ----             ----
8% Convertible Subordinated Debentures due and
 payable on November 30, 2000,
 interest paid semi-annually                                                           $14,000         $14,000

Mortgage secured by headquarters land and
 building, payable in monthly installments of $55,314 (principal and interest)
 through November 30, 1996 when the remaining outstanding
 balance is due, interest rate 10.3%                                                    4,616           4,783
Other                                                                                        -              28
                                                                                       -------         -------
                                                                                        18,616          18,811
Current portion                                                                            202             203
                                                                                       -------         -------
                                                                                       $18,414         $18,608
                                                                                       =======         =======


Payments of principal for the years 1995 and 1996 are $202,000 and $4,414,000, respectively, with $14,000,000 due in the year 2000.

On November 17, 1993, the Company issued in a private placement $14 million in principal amount of 8% Convertible Subordinated Debentures (the "8% Debentures"), at par. The interest is to be paid semi-annually. The 8% Debentures mature on November 30, 2000 and are convertible into shares of the Company's common stock at $9.26 calculated based upon 115% of the average of the Company's closing common stock price for the ten business days ending November 12, 1993. In connection with the 8% Debentures, the Company paid a commission to its investment bankers of $560,000 and issued warrants for 150,000 shares, which were valued at $525,000 and recorded as additional paid-in capital. These deferred loan costs are included in other assets and are amortized using a straight-line method over the term of the loan.

                                   F-15










                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

NOTE J - Major Customers

The Company had transactions with one customer, Toys "R" Us, Inc. that accounted for approximately 21% of net revenues in 1994, 1993 and 1992, respectively.

NOTE K - Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering all non-union full-time employees. The plan is qualified under Section 401 (a) of the Internal Revenue Code so that contributions to the plan by the Company are not taxable until distributed to employees. Contributions under the plan are at the discretion of the Board of Directors and are subject to the amounts allowable under applicable provisions of the Internal Revenue Code. No Company contributions have been made in 1994, 1993 or 1992.

NOTE L - Litigation

On May 17, 1990, the Company filed a complaint against Nintendo of America, Inc. ("Nintendo") seeking a declaratory judgment and injunctive relief in the United States District Court, Northern District of California (the "District Court"). This complaint sought confirmation of the Company's right to market, distribute and sell its Game Genie product. On June 1, 1990, Nintendo filed a complaint in the same District Court alleging copyright and trademark infringement and seeking a preliminary and permanent injunction and unspecified damages.

On July 3, 1991, the District Court reversed an earlier preliminary injunction against the Company and ruled that the sale of Game Genie products against the Company and ruled that the sale of Game Genie products did not infringe on Nintendo's copyrights. Nintendo appealed this ruling through the Ninth Circuit Court of Appeals (the "Appeals Court") and ultimately filed a petition of a Writ of Certiorari with the United States Supreme Court. On March 22, 1993, the Supreme Court rejected Nintendo's petition and, in essence, affirmed the District Court ruling.

Separately, the Company pursued recovery of damages from Nintendo that resulted from the original issuance of the preliminary injunction. On July 6, 1992, the District Court awarded the Company a $15 million damage judgment against Nintendo, which was the maximum amount that could be awarded in light of the $15 million bond that Nintendo had been required to post in the proceedings. Nintendo appealed this damage award, and on February



                                F-16







                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

17, 1994 the Appeals Court unanimously affirmed the District Court's ruling. Subsequently, the Appeals Court rejected an additional Nintendo petition on March 21, 1994.

On April 11, 1994, Nintendo paid the Company $16.1 million representing the full damage award plus interest and related costs. The Company retained approximately $12.1 million of this amount, and the Company's Game Genie licensors were paid the remaining $4.0 million. Notwithstanding such payment, on June 20, 1994, Nintendo filed a petition for a Writ of Certiorari with the United Sates Supreme Court, which asked the Supreme Court to review the damage award on a discretionary basis. On October 3, 1994, the Supreme Court rejected Nintendo's petition and affirmed Galoob's right to the full damage award. There is no further basis for appeal by Nintendo.

Nintendo's original trademark claim and the Company's original anti-trust cross-claim against Nintendo were severed from the copyright claims that were adjudicated on July 3, 1991. On January 18, 1995 these claims were dismissed with prejudice by Nintendo and Galoob respectively. The Nintendo Game Genie infringement lawsuit is now complete.

The Company is involved in various other litigation and legal matters which are being defended and handled in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's consolidated financial position.

                                 F-17









                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

NOTE M - Shareholders' Equity

In 1989, the Company issued 183,950 authorized shares of $17 Convertible Exchangeable Preferred Stock with a $200 liquidation value (the "Preferred Stock") and deposited them with a U.S. Bank (the Depositary) and sold in a public offering an aggregate of 1,839,500 Depositary Convertible Exchangeable Preferred Shares (the "Depositary Shares") at a price of $20 per share. Each Depositary Share represents 1/10th share of Preferred Stock and has a cumulative dividend rate of $1.70 per annum, payable quarterly, and may be converted into common stock at the option of the holders at an initial price of $16.875 per share of common stock.

The Depositary Shares are redeemable in whole or in part at any time, at the option of the Company, at redemption prices ranging from $21.36 to $20.00 plus dividends accrued and unpaid to the redemption date; provided certain redemption requirements are met which are based on the market price of the Company's common stock.

The entire issue of Depositary Shares (in multiples of ten) and the entire issue of Preferred Stock is exchangeable, at the option of the Company, on any dividend payment date for the Company's 8-1/2% Convertible Subordinated Debentures due October 1, 2014 (the "8-1/2% Debentures") at the rate of $20.00 principal amount of 8-1/2% Debentures for each Depositary Share. At any time following the occurrence of certain change in control transactions, each holder of Depositary Shares, the Preferred Stock, or of 8-1/2% Debentures, as the case may be, has the right to cause the Company to exchange the Depositary Shares (in multiples of ten), the Preferred Stock or the 8-1/2% Debentures, as the case may be, for the Company's Subordinated Debentures due October 1, 2014 (the "Reset Debentures").

                                F-18









                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

As long as the Preferred Stock, the 8-1/2% Debentures, or the Reset Debentures are outstanding, the Company will be subject to limitations on the payment of certain common stock dividends and other distributions and on the purchase, redemption, or other acquisition of capital stock. No common stock dividends may be paid unless the Preferred Stock dividends are current. The Company has reserved 2,180,148 shares of common stock for the conversion of the Preferred Stock.

On June 10, 1992, the Company announced it would not pay the July 1, 1992 $ .425 per share quarterly dividend on its Depository Shares which represent shares of the Company's Preferred Stock. The Company has not paid the subsequent quarterly dividends. As of January 1, 1995, the dividend was cumulatively eleven quarters in arrears, representing a total dividend arrearage of $8.6 million. By the terms of the Certificate of Designations for the Company's Preferred Stock, the Company is not legally obligated to pay any such arrearage. The Company believes that it is in its best interest not to reinstate the dividend until the Company has generated consistent net income from operations and continuation of such profitability can be reasonably expected. The net earnings (loss) per share calculation includes a provision for the Preferred Stock dividends in arrears. No common stock dividends may be paid unless all Preferred Stock dividend payments are current. As a result of the cumulative dividend being six or more quarters in arrears, on July 15, 1994, the holders of the Preferred Stock exercised their right to elect two new directors.

In 1990, the Company adopted a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of common stock. Each Right will entitle holders of the Company's common stock to buy one one-thousandth of a share of Series A Preferred Stock of the Company at an exercise price of $43.00, subject to adjustment. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the common stock (other than pursuant to certain transactions involving the Company) (an "Acquiring Person") or announces a tender or exchange offer that would result in such person or group beneficially owning 20% or more of the common stock (other than a tender or exchange offer for all outstanding shares at a price determined by the non-affiliated directors to be fair).

If any person becomes the beneficial owner of 20% or more of the common stock (other than pursuant to certain transactions involving the Company or a tender or exchange offer for all outstanding shares at a price determined by the non-affiliated directors to be fair), or an Acquiring Person engages in certain "self-dealing"

                                  F-19









                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

transactions including a merger in which the Company is the surviving corporation, each Right not owned by such Acquiring Person will enable its holder to purchase, at the Right's then-current exercise price, shares of the common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value of twice the Right's exercise price. In addition, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or if the Company sells or transfers 50% or more of its assets or earning power, each Right not owned by such Acquiring Person will entitle its holder to purchase, at the Right's then-current exercise price, common shares of the acquiring company having a value of twice the Right's exercise price.

The Rights will expire January 17, 2000 or they may be redeemed by the Company at $.01 per share prior to that date. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of the Company.

NOTE N - Stock Options and Warrants

The Board of Directors and the shareholders adopted an Employee Stock Option Plan in 1984 (the "1984 Plan"). During 1994, the 1984 Plan was amended to extend the plan until April 20, 2004 and to increase the aggregate number of shares available under the Plan. The 1984 Plan authorizes the Board of Directors to grant to officers and employees of the Company and certain of its subsidiaries options to purchase up to an aggregate of 1,589,997 common shares. Stock options are exercisable in accordance with the determination of the Board of Directors made at the time of their grant, and expire not more than ten years after the date of grant. Stock options granted in 1994, 1993 and 1992 were at 100% of market price.

At December 31, 1994, 541,205 shares remain available for future grants.



                                   F-20









                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

Stock option activity pursuant to the 1984 Plan is summarized as follows:



                                                        1994                   1993                   1992
                                                        ----                   ----                   ----
    Options outstanding:

     At January 1                                      275,399                320,608                239,062
     Granted                                           161,000                120,000                190,000
     Exercised                                         (97,000)               (14,800)               (25,000)
     Cancelled                                          (7,500)              (150,409)               (83,454)
                                                      --------               --------               --------
     At December 31                                    331,899                275,399                320,608
    Options exercisable:                              ========               ========               ========

     At December 31                                    181,899                174,149                320,608
                                                      ========               ========               ========
    Option prices per share:

     Granted                                        $5.75-8.38             $3.25-7.38             $3.88-5.63
     Exercised                                       3.25-5.63                   3.00                   3.00
     Cancelled                                      3.00-6.125              3.00-6.38              2.66-4.78



In 1992, the Board of Directors and the shareholders adopted a Senior Executives Stock Option Plan (the "1992 Plan"), a variable stock option plan. Under the 1992 Plan 800,000 shares were reserved and options for 800,000 shares were issued and outstanding at December 31, 1993. These options vest over three years and expire after ten years. The initial exercise prices were $5.625 for 700,000 shares and $3.25 for 100,000 shares, respectively, the market prices on the dates granted. The exercise prices were adjusted downward on a pro-rata basis as the trading price of the stock increased above the initial exercise price so that the exercise price would be $.01 when the trading price of the stock was $19.00.

Generally accepted accounting principles ("GAAP") for variable stock option plans required the Company to record a compensation expense accrual measured by the difference between the market price of the common stock underlying an option and the option price as of December 31, 1993. The sharp rise in the price of the Company's common stock during the fourth quarter of 1993, therefore, required a charge to earnings.

                                  F-21









                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

The Company believed that the application of GAAP could have resulted in large and repeated future distortion to reported quarterly earnings of the Company, based on fluctuations in the stock price so long as the 1992 Plan remained in effect. Therefore, on January 26, 1994, the Board of Directors of the company ("Board") terminated the 1992 Plan, subject to shareholder approval. In connection with the termination of the 1992 Plan, the Company recorded an accrued liability on its balance sheet at December 31, 1993 in the amount of $4,046,000 and recorded a non-recurring, non-cash charge to earnings. In addition, in connection with the termination of the 1992 Plan, the Company granted an aggregate of 449,732 shares of common stock to the holders of the cancelled options, also subject to shareholder approval. In the second quarter of 1994, subsequent to the approval by the shareholders, the Company eliminated the accrued liability of $4,046,000 and increased shareholders' equity by the same amount for the common stock issued.

Also, on January 26, 1994 the Board adopted the 1994 Senior Management Stock Option Plan (the "1994 Plan"), subject to shareholder approval. Under the 1994 Plan, each holder of options under the 1992 Plan was granted new options with an option exercise price of $9.00, the trading price of the common stock of the Company at the time of the Board actions. The shareholders approved the 1994 Plan in June 1994.

On March 11, 1986, the Company issued warrants to purchase 15,000 shares of common stock at $7.83 per share. On July 7, 1988, in consideration for entering into a credit agreement, the Company issued warrants to purchase 785,732 shares of Common Stock at $4.50 per share. One half of the warrants issued on July 7, 1988, were repurchased on May 25, 1989, for $400,000. On May 4, 1990, the Company issued warrants to purchase 100,000 shares of common stock at $10 per share. On December 11, 1991, the Company issued warrants to purchase 25,000 shares of common stock at $4.375 per share. On November 17, 1993, the Company issued warrants relating to the 8% Debentures to purchase 150,000 shares of common stock at $9.50 per share.

The Company granted 1,000 shares of common stock at no cost to each employee of the Company and Galco on November 8, 1991 and on January 2, 1992, respectively. The shares vested one year from the date of grant and resulted in the issuance of 84,000 shares of common stock in 1992 and 75,000 shares of common stock on January 3, 1993. The $650,000 compensation cost related to this plan was charged to expense over the vesting period.

                                 F-22










                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

NOTE O - Related Party Transactions

The Company has retained the legal services of Shereff, Freidman, Hoffman & Goodman, LLP in recent years. One of the Company's directors is a partner in this firm. The total amount of legal and director fees paid to the firm in 1994 and 1993 were approximately $0.4 million and $0.4 million, respectively.

The Company has retained the insurance brokerage services of Rollins Hudig Hall ("RHH") in recent years. One of the Company's directors is the President and Chief Executive Officer of Rollins Real Estate/Investment, a division of RHH. The total amount of insurance premiums paid to RHH in 1994 and 1993 were approximately $1.4 million and $1.0 million, respectively.

In 1994, the Company sold its minority interest in Galoob Toys Canada, Inc., which continues to act as the Company's distributor in Canada and which accounted for less than 5% of the Company sales.

NOTE P - Expenses Related to Resignations of Former Officers

During 1991, the Company's former chief executive officer resigned. In additions, during 1991 and 1992, certain senior officers resigned and the Company underwent a reorganization which included employee layoffs. Related expenses incurred in 1992 were $2.2 million.

NOTE Q - Subsequent Event

On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the "New Agreement") with the Lender. The New Agreement extends through March 31, 1997 and provides a line of credit of $40 million, with provision to increase the line to $60 million at the option of the Company. Borrowing availability is determined by a formula based on qualified assets. The interest is at prime rate plus 1% (1% lower then the rate applicable to the old Loan Agreement). In consideration for entering in the New Agreement, the Company paid a $100,000 fee; additional fees will be paid if the Company exercises its option to increase the line. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees. The New Agreement provides that the preferred dividend payments may not be made without the prior consent of the Lender.

                               F-23









                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

NOTE R - Segment Information

The Company's operations are in one industry segment: the sale of toys primarily to major retail outlets. The Company operates in two primary geographic areas, the U.S. and Europe, and there are no sales between geographic areas.

Information about the Company's operations in different geographic locations for 1994, 1993 and 1992 is as follows:



                                                                       (in thousands)
                                     United States              Foreign              Consolidated
                                     -------------              -------              ------------
1994
----
Net revenues from
 unaffiliated
 customers                               $ 119,702              $ 59,090                 $178,792

Earnings (loss) before
 income taxes                               17,360                 1,842                   19,202

Identifiable assets at
 December 31, 1994                          87,653                13,113                  100,766

1993

Net revenues from
 unaffiliated
 customers                                  88,821                45,513                  134,334

Earnings (loss) before
 income taxes                              (10,806)                 (109)                 (10,915)

Identifiable assets at
 December 31, 1993                          61,706                 9,299                   71,005

1992

Net revenues from
 unaffiliated
 customers                                 108,266                58,014                  166,280

Earnings (loss) before
 income taxes                               (5,346)                3,137                   (2,209)

Identifiable assets at
 December 31, 1992                          55,700                15,904                   71,604



                                   F-24










                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                  Years ended December 31, 1994, 1993 and 1992

NOTE S - Quarterly Financial Data (Unaudited)

Quarterly financial data for 1994 and 1993 are summarized in the following table:

                                               (in thousands, except per share amounts)

                                                                              Net             Net Earnings
                                         Net             Gross           Earnings               (Loss) Per
                                    Revenues            Margin             (Loss)             Common Share
                                    --------            ------           --------             ------------
1994
----
1st Quarter                          $30,235           $12,673            $(1,648)                  $(0.25)
2nd Quarter                           33,720            12,601              9,753                     0.91
3rd Quarter                           50,273            19,937              3,909                     0.30
4th Quarter                           64,565            28,994              6,410                     0.55


1993

1st Quarter                          $27,341           $11,250            $(1,439)                  $(0.23)
2nd Quarter                           26,769             9,056             (3,490)                   (0.45)
3rd Quarter                           37,692            14,265               (389)                   (0.12)
4th Quarter                           42,532            16,888             (5,606)                   (0.67)



                                   F-25








                                                                      SCHEDULE I

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                    MARKETABLE SECURITIES-OTHER INVESTMENTS
                                 (in thousands)




Name of Issuer and                        Principal                    Market
Title of Issue                             Amount         Cost         Value
------------------                       -----------      ----         ------




At December 31, 1994

None

At December 31, 1993
U.S. treasury notes subject to
a repurchase agreement with
Sanwa Bank California                      $1,400         $1,400       $1,400
                                           ------         ------       ------
                                           $1,400         $1,400       $1,400
                                           ======         ======       ======


                                   S-1












                                                                 SCHEDULE VIII




                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (in thousands)


                                                                Additions
                                                 Balance at     Charged to                               Balance
                                                 Beginning      Costs and                                at End
       Description                                of Period      Expenses        Deductions              of Period
       -----------                               ----------     ----------       ----------              --------
Year ended 12/31/94:
Provisions for returns and
allowances                                          $5,249        $11,979          $9,131                $8,097



Year ended 12/31/93
Provisions for returns and
allowances                                           6,031          5,516           6,298                 5,249



Year ended 12/31/92
Provisions for returns and
allowances                                           8,900          7,916          10,785                 6,031









           See Note B of Notes to Consolidated Financial Statements.

                                    S-2







                                                                      SCHEDULE X


                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                   SUPPLEMENTARY INCOME STATEMENT INFORMATION
                                 (in thousands)

                                               Charged to Costs and Expenses
                                               -----------------------------
                                                  Years ended December 31
                                               -----------------------------
    Items                                     1994         1993         1992
    -----                                     ----         ----         ----

Maintenance and repairs                         *            *            *

Depreciation and amortization of
  intangible assets, pre-operating
  costs and similar deferrals                   *            *            *

Taxes, other than payroll and
  income taxes                                  *            *            *

Royalties                                    $13,498      $11,337      $19,263

Advertising and promotion                     30,616       23,537       22,826








*Less than 1% of total sales.

                                      S-3









                                 EXHIBIT INDEX

                                                                                              Sequentially
                                                                                                Numbered
Exhibit No.                                                                                       Page
-----------                                                                                   ------------
2                        Agreement of Merger, dated as of July 6, 1987.
                         (Incorporated by reference to Exhibit 2 to the
                         Company's Amendment No. 1 on Form 8 to the Registration
                         Statement on Form 8-B, filed with the Commission on
                         January 11, 1988 (the "Amendment No. 1 to the Form
                         8-B").)

3.1 Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Form
                         8-B.)

3.2                      Bylaws. (Incorporated by reference to Exhibit 3.2 to
                         Amendment No. 1 to the Form 8-B.)

4.1                      Form of Certificate for Shares of Common Stock of the
                         Corporation. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3,
                         Registration No. 33-33640, filed with the Commission on February 26, 1990 (the "Form S-3").)

4.2 Form of 1986 Nontransferable Stock Purchase Warrant issued to Paul Sullivan. (Incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Form 8-B.)

4.4 Warrant Agreement, dated as of July 7, 1988, between the Corporation and Wells Fargo Bank and warrants issued to Wells Fargo Bank. (Incorporated by reference to Exhibit 4.4 to Amendment No. 3 on Form 8 to the
                         Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987, filed with the Commission on August 2, 1988. (the "Amendment No. 3 to the 1987
                         10-K").)











                                                                                            Sequentially
                                                                                              Numbered
                                                                                                Page
                                                                                            ------------
4.4(1)                   Warrant Agreement, dated as of May 4, 1990, between the
                         Company and Camerica Corporation. (Incorporated by
                         reference to Exhibit 4.4.1 to the Company's Annual
                         Report on Form 10-K for the fiscal year ended December
                         31, 1991, filed with the Commission on March 30, 1992
                         (the "1991 Form 10-K").)

4.4(2)                   Warrant Agreement, dated as of May 4, 1990, between the
                         Company and David Darling. (Incorporated by reference to the 1991 Form 10-K.)

4.4(3)                   Warrant Agreement, dated as of May 4, 1990, between the
                         Company and Jim Darling. (Incorporated by reference to the 1991 Form 10-K.)

4.4(4)                   Warrant Agreement, dated as of May 4, 1990, between the
                         Company and Richard Darling. (Incorporated by reference to the 1991 Form 10-K.)

4.4(5) Warrant Agreement, dated as of February 22, 1990, by and between the Company and Roger Kowalsky.
                         (Incorporated by reference to Exhibit 28 to the Form
                         S-3.)

4.4(6) Warrant Agreement, dated as of December 11, 1991, by and between the Company and Shereff, Friedman, Hoffman and Goodman. (Incorporated by reference to Exhibit
                         4.4(6) to the Company's Annual Report on Form 10-K for the fiscal year end December 31, 1993, filed with the Commission on March 31, 1994 (the "1993 Form 10-K").)

4.4(7) Warrant Agreement, dated as of November 17, 1993, by and between the Company and Gerard Klauer Mattison &
                         Co., Inc. (Incorporated by reference to Exhibit 4.4(7) to the 1993 Form 10-K.)









                                                                                            Sequentially
                                                                                              Numbered
                                                                                                Page
                                                                                            ------------
4.5                      Form of Certificate of Designations of the Company's
                         $17.00 Convertible Exchangeable Preferred Stock.
                         (Incorporated by reference to Exhibit 4 to the
                         Company's Registration Statement on Form 8-A, filed
                         with the Commission on October 6, 1989 (the "October 6,
                         1989 Form 8-A").)

4.5(1)                   Form of Certificate of Designations of the Company's
                         Series A Preferred Stock (Incorporated by reference to
                         Exhibit 2.2 to the Company's Registration Statement on
                         Form 8-A, filed with the Commission on January 23, 1990
                         (the "January 23, 1990 Form 8-A").

4.6                      Form of Indenture with respect to the Company's 8-1/2%
                         Convertible Subordinated Debentures due October 1,
                         2014, between the Company and Manufacturers Hanover
                         Trust Company as Trustee, including form of Convertible
                         Debenture. (Incorporated by reference to Exhibit 5 to the October 6, 1989 Form 8-A).

4.7                      Form of Indenture with respect to the Company's
                         Subordinated Debentures due October 1, 2014, between the Company and Manufacturers Hanover Trust Company as
                         Trustee, including form of Debenture. (Incorporated by reference to Exhibit 6 to the October 6, 1989 Form
                         8-A).

4.8                      Form of Indenture with respect to the Company's 8-1/2%
                         Senior Subordinated Notes, between the Company and
                         Continental Stock Transfer & Trust Company, as Trustee, including form of Note. (Incorporated by reference to Exhibit 7 to the October 6, 1989 Form 8-A).

4.9                      Form of Deposit Agreement between the Company and
                         Manufacturers Hanover Trust Company of California as
                         Depositary, including form of Depositary Receipt.
                         (Incorporated by reference to Exhibit 8 to the October
                         6, 1989 Form 8-A).








                                                                                            Sequentially
                                                                                              Numbered
                                                                                                Page
                                                                                            ------------
4.10                     Form of Rights Agreement, dated as of January 17, 1990,
                         between the Company and Mellon Securities Trust
                         Company. (Incorporated by Reference to Exhibit 2.1 to
                         the January 23, 1990 Form 8-A).

4.11                     Indenture, with respect to the Company's 8% Convertible
                         Subordinated Debentures due year 2000, between the Company and Continental Stock Transfer & Trust Company, as Trustee, including form of Debenture Note.
                         (Incorporated by reference to Exhibit 4.11 to the 1993
                         Form 10-K)

10.1*                    1984 Employee Stock Option Plan, as amended.
                         (Incorporated by reference to Exhibit 4 to the Corporation's Registration Statement on Form S-8,
                         Registration No. 33-9393, filed with the Commission on September 2, 1987 (the "1987 Form S-8").)

10.1(1)* 1992 Senior Management Stock Option Plan. (Incorporated by reference to Exhibit 4.6 to the Company's
                         Registration Statement on Form S-8, Registration No.
                         33-56004, filed with the Commission on December 18, 1992 (the "1992 Form S-8").)

10.1(2)*                 Amended and Restated 1984 Employee Stock Option Plan
                         (Incorporated by reference to Exhibit 4.6 to the
                         Company's Registration Statement on Form S-8, Registration
                         Statement No. 33-56585, filed with the Commission on
                         November 23, 1994.)

10.1(3)*                 1994 Senior Management Stock Option Plan. (Incorporated by
                         reference to Exhibit 4.6 of the Company's Registration Statement
                         on Form S-8, Registration Statement No. 33-56587, filed with the
                         Commission on November 23, 1994.)

10.1(4)(a)*              Form of Agreement between each of Mark Goldman, William
                         Catron, Lou Novak, Gary Niles, Mark Shepherd, Ronald
                         Hirschfeld and H. Alan Gaudie and the Corporation.
                         (Incorporated by reference to Exhibit 4.6 of the Company's
                         Registration Statement on Form S-8, Registration Statement No.
                         33-56589, filed with the Commission on November 23, 1994.)

10.1(4)(b)*              Form of Amendment No. 1 between each of Mark Goldman,
                         William Catron, Lou Novak, Gary Niles, Mark Shepherd,
                         Ronald Hirschfeld and H. Alan Gaudie and the
                         Corporation.

10.2*                    Profit Sharing Plan. (Incorporated by reference to
                         Exhibit 10.2 to the Company's Registration Statement on
                         Form S-1, Registration No. 33-6743, filed with the
                         Commission on August 12, 1986 (the "1986 Registration
                         Statement").)








                                                                                            Sequentially
                                                                                              Numbered
                                                                                                Page
                                                                                            ------------
10.4(7)*                 Agreement, dated October 27, 1994, between Mark Goldman
                         and the Company.

10.4(10)*                Agreement, dated as of December 11, 1991, by and
                         between Martin Nussbaum and the Company. (Incorporated
                         by reference to Exhibit 10.4(10) to the 1991 Form
                         10-K.)

10.4(11)(a)*             Agreement, dated July 15, 1993, between William G.
                         Catron and the Company. (Incorporated by reference to
                         Exhibit 10.4 (11) (a) to the 1993 Form 10-K)

10.4(11)(b)*             Agreement, dated July 15, 1993, between Lou Novak and
                         the Company. (Incorporated by reference to Exhibit 10.4
                         (11) (b) to the 1993 Form 10-K)

10.4(11)(c)*             Agreement, dated July 15, 1993, between Ronald
                         Hirschfeld and the Company. (Incorporated by reference
                         to Exhibit 10.4 (11) (c) to the 1993 Form 10-K)

10.4(11)(d)*             Agreement, dated July 15, 1993, between Gary Niles and
                         the Company. (Incorporated by reference to Exhibit 10.4
                         (11) (d) to the 1993 Form 10-K)

10.4(11)(e)*             Agreement, dated March 29, 1994, between Loren
                         Hildebrand and the Company.

10.4(11)(f)*             Agreement, dated February 27, 1995, between William B.
                         Towne and the Company.

10.7(3) Second Amended and Restated Credit Agreement dated as of March 31, 1992 among the Company, Bank of America
                         National Trust and Savings Association and other signatory thereto. (Incorporated by reference to Exhibit 10.7(3) to the Company's Annual Report on Form
                         10-K for the fiscal year ended December 31, 1992, filed with the Commission on March 31, 1993 (the "1992 Form
                         10-K")).








                                                                                            Sequentially
                                                                                              Numbered
                                                                                                Page
                                                                                            ------------
10.7(4)                  Amendments dated November 1, 1992 and February 17, 1993
                         to the Second Amended and Restated Credit Agreement
                         dated as of March 31, 1992. (Incorporated by reference
                         to Exhibit 10.7(4) to the 1992 Form 10-K.)

10.7(5) Securities Purchase Agreement, dated November 17, 1993, by and among the Company and the purchasers executing signature pages thereto (the "Purchasers").
                         (Incorporated by reference to Exhibit 10.7 (5) to the 1993 Form 10-K)

10.7(6)                  Registration Rights Agreement, dated as of November 17,
                         1993, by and among the Company and the Purchasers.
                         (Incorporated by reference to Exhibit 10.7 (6) to the 1993 Form 10-K)

10.7(7) Loan and Security Agreement, dated as of April 1, 1993, by and among the Company and Congress Financial
                         Corporation (Central), including form of Revolving Loan
                         Note. (Incorporated by reference to Exhibit 10.7 (7) to the 1993 Form 10-K)

10.7(7)(a)               First Amendment to Loan and Security Agreement, dated
                         as of November 17, 1993. (Incorporated by reference to
                         Exhibit 10.7 (7) (a) to the 1993 Form 10-K)

10.7(7)(b)               Amended and Restated Loan and Security Agreement, dated
                         as of March 31, 1995, by and among the Company and
                         Congress Financial Corporation (Central).

10.9(3) License Agreement, dated June 16, 1986, by and between Funmaker as Licensor and the Company as Licensee. (Incorporated by reference to Exhibit
                         10.10(5) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1986, filed with the Commission on March 31, 1987 ("1986 Form
                         10-K").)

10.9(4)                  License Agreement, dated May 4, 1990, by and among the
                         Company as Licensee, Codemasters Software Company, Ltd.
                         and Camerica Corporation, Limited. (Incorporated by reference to Exhibit 10.9(4) of the 1992 Form 10-K.)








                                                                                            Sequentially
                                                                                              Numbered
                                                                                                Page
                                                                                            ------------
10.9(4)(a)               Amendment No. 1 dated June 1991 to License Agreement
                         dated May 4, 1990. (Incorporated by reference to
                         Exhibit 10.9(4) (a) of the 1992 Form 10-K.)

10.9(4)(b)               Amendment No. 2 dated December 23, 1991 to License
                         Agreement, dated May 4, 1990. (Incorporated by
                         reference to Exhibit 10.9(5) (b) of the 1992 Form
                         10-K.)

10.9(5) European License Agreement, dated December 23, 1991, by and between the Codemasters Software Company, Ltd. and the Company as Licensee. (Incorporated by reference to Exhibit 10.9(5) of the 1992 Form 10-K.)

10.9(6)                  Third Amendment to United States License and First
                         Amendment to European License, dated November 4, 1992.
                         (Incorporated by reference to Exhibit 10.9(6) of the 1992 Form 10-K.)

10.9(7) Fourth Amendment to United States License Agreement, dated October 14, 1994.

10.10 Agreement of Purchase and Sale, dated October 22, 1986, by and between ATC Building Company as Seller and the Company as Buyer. (Incorporated by reference to Exhibit
                         10.11 to the 1986 Form 10-K.)

10.12                    Lease Agreement, dated March 12, 1987, by and between
                         Lincoln Alvarado and Patrician Associates, Inc. as
                         Lessor and the Company as Lessee. (Incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Form 8-B.)

10.12(1)                 Amendment No. 1 to Lease dated March 12, 1987.
                         (Incorporated by reference to Exhibit 10.12(1) to the 1991 Form 10-K.)

11                       Computations of Earnings Per Share.

12 Computation of ratio of earnings to fixed charges and preferred stock dividends.

22                       Subsidiaries of the Company.








                                                                                            Sequentially
                                                                                              Numbered
                                                                                                Page
                                                                                            ------------
24.1                     Consent of Price Waterhouse.

27                       Financial Data Schedules

*Management contracts, compensatory plans and arrangements required to be filed as an exhibit pursuant to Item 14(c) of this Report.












                                                                      EXHIBIT 11

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                       COMPUTATIONS OF EARNINGS PER SHARE

                                                    Years ended December 31
                                      -----------------------------------------------------
                                          1994                 1993                 1992
                                          ----                 ----                 ----

Primary Earnings:
-----------------
Net earnings (loss) applicable
 to common shares ($000)              $    15,297         $   (14,051)         $    (5,574)
                                      ===========         ===========          ===========
Average shares of common stock
 outstanding during the period          9,852,673           9,548,422            9,399,600

Add:  Incremental shares from
 assumed exercise of stock
 options and warrants                     258,439                   -                    -
                                      -----------         -----------          -----------
                                       10,111,112           9,548,422            9,399,600
                                      ===========         ===========          ===========
Net earnings (loss)
 per common share - primary           $      1.51         $     (1.47)         $     (0.59)
                                      ===========         ===========          ===========
Fully Diluted Earnings:
-----------------------
Net earnings (loss) applicable
 to common shares ($000)              $    15,297         $   (14,051)         $    (5,574)

Add:  Preferred stock dividends:
  Paid ($000)                                   -                   -                  782
  In arrears ($000)                         3,127               3,127                2,345
Add: Interest on Debentures ($000)          1,072                 137                    -
                                      -----------         -----------          -----------
                                      $    19,496         $   (10,787)         $    (2,447)
                                      ===========         ===========          ===========
Average shares of common stock
 outstanding during the period          9,852,673           9,548,422            9,399,600

Add:  Incremental shares from
 assumed exercise of stock
 options and warrants                     261,458             236,825                    -

Add:  Shares issuable upon
 assumed conversion of
 Preferred Stock                        2,180,148           2,180,148            2,180,148

Add:  Shares issuable upon assumed
 conversion of 8% Convertible
 Subordinated Debentures, weighted      1,511,879             186,396                    -
                                      -----------         -----------          -----------
                                       13,806,158          12,151,791           11,579,748
                                      ===========         ===========          ===========
Net earnings (loss)
 per common share -
 Fully Diluted                        $      1.41                  (A)                  (A)
                                      ===========         ===========          ===========

(A) Anti dilutive, therefore fully diluted earnings per share is same as primary earnings per share, $(1.47) for 1993 and $(0.59) for 1992.












                                                                      EXHIBIT 12

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                         (in thousands, except ratios)

                                                                           Years ended December 31
                                                  ---------------------------------------------------------------------------
                                                    1994             1993            1992              1991            1990
                                                    ----             ----            ----              ----            ----

Net earnings (loss)                               $18,424         $(10,924)         $(2,447)         $(7,540)       $(29,245)
Income tax                                            778                9              238                -               -
                                                  -------         --------          -------          -------        --------
Charge (credit)                                    19,202          (10,915)          (2,209)          (7,540)        (29,245)
                                                  -------         --------          -------          -------        --------
Fixed charges:
Interest expense                                    2,609            1,836            1,550            1,775           3,046
Portion of
 rental expense                                       505              483              613              728             625
                                                  -------         --------          -------          -------        --------
Total fixed charges                                 3,114            2,319            2,163            2,503           3,671
                                                  -------         --------          -------          -------        --------
Earnings (loss) before
 income taxes and fixed
 charges                                          $22,316         $ (8,596)         $   (46)         $(5,037)       $(25,574)
                                                  =======         ========          =======          =======        ========

Preferred dividends
 requirements                                     $ 3,127(B)      $  3,127(B)       $ 3,127(B)       $ 3,127        $  3,127

Ratio of pretax income
 to net income                                       1.04             1.00             1.00             1.00            1.00
                                                  -------         --------          -------          -------        --------

Preferred dividends
 factored                                           3,252            3,127            3,127            3,127           3,127

Total fixed charges                                 3,114            2,319            2,163            2,503           3,671
                                                  -------         --------          -------          -------        --------

Total fixed charges and
 preferred dividends                              $ 6,366         $  5,446          $ 5,290          $ 5,630        $  6,798
                                                  =======         ========          =======          =======        ========

Ratio of earnings to
 fixed charges and
 preferred dividends                                 3.51               (A)              (A)              (A)             (A)
                                                  =======         ========          =======          =======        ========



(A) Earnings are inadequate to cover fixed charges and preferred dividends in 1993, 1992, 1991 and 1990.

(B) Includes Preferred Stock dividends in arrears.











                                                                      EXHIBIT 22

                          SUBSIDIARIES OF THE COMPANY

Galco International Toys, N.V.












                                                                    EXHIBIT 24-1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Prospectuses constituting part of the Registration Statements on Form S-8 (No. 33-9393 and No. 33-56004) and Form S-3 (No. 33-33640) of Lewis Galoob Toys, Inc. and its subsidiaries of our report dated February 10, 1995 appearing on page F-1 of this Form 10-K.
                                                Price Waterhouse L.L.P.

San Francisco, California
March 29, 1995

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C.  20549

                                   FORM 10-Q

(Mark One)
 X      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
---     EXCHANGE ACT OF 1934


For the quarterly period ended           September 30, 1995
                               ------------------------------------

                                     OR

        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
---     EXCHANGE ACT OF 1934


        For the transition period from               to
                                       -------------    -------------

                       Commission file number   1-9599
                                              ---------


                           LEWIS GALOOB TOYS, INC.
      -----------------------------------------------------------------
           (Exact name of registrant as specified in its charter)


     Delaware                                                94-1716574
     -------------------------------------------------------------------
     (State or other jurisdiction of     (I.R.S. Employer Identification
     incorporation or organization)                              Number)

     500 Forbes Boulevard,    South San Francisco, California      94080
     -------------------------------------------------------------------
     (Address of principal executive offices)                 (Zip Code)

Registrant's telephone number, including area code  (415) 952-1678
                                                    --------------


              Former name, former address and former fiscal year,
                          if changed since last report

        Indicate by check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  X   No
                                              -----   -----

              APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes       No
    -----    -----

        APPLICABLE ONLY TO CORPORATE ISSUERS: Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common stock, par value $.01, 10,077,265 as of September 30, 1995.






                  LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                                      INDEX



PART I  -  FINANCIAL INFORMATION
--------------------------------

   Item 1                                                             Page

     - Condensed Consolidated Balance Sheets                             1

     - Condensed Consolidated Statements of Operations                   2

     - Condensed Consolidated Statements of Cash Flows                   3

     - Notes to Condensed Consolidated Financial Statements            4-6

   Item 2

     - Management's Discussion and Analysis of
       Financial Condition and Results of Operations                  7-10


PART II  -  OTHER INFORMATION
-----------------------------

   Item 1

     - Legal Proceedings                                                11

   Item 3

     - Defaults Upon Senior Securities                                  11

   Item 6

     - Exhibits and Reports on Form 8-K                                 11


SIGNATURE                                                               12
---------






                   LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                (in thousands)


                                                                      (Unaudited)           (Unaudited)               (Audited)
                                                                         Sept 30               Sept 30             December 31
ASSETS                                                                      1995                  1994                    1994
------                                                                ----------            ----------             -----------
CURRENT ASSETS:
  Cash and cash equivalents                                              $ 3,758               $ 3,094                 $ 2,225
  Accounts receivable                                                     65,873                55,050                  57,883
  Inventories                                                             19,236                14,356                  16,824
  Tooling and related costs                                                7,298                 5,594                   8,379
  Prepaid expenses and other assets                                       11,885                 5,907                   5,492
                                                                        --------               -------                --------
   TOTAL CURRENT ASSETS                                                  108,050                84,001                  90,803

LAND, BUILDING AND EQUIPMENT, NET                                          8,168                 8,428                   8,400

OTHER ASSETS                                                               1,126                 1,224                   1,563
                                                                        --------               -------                --------
                                                                        $117,344               $93,653                $100,766
                                                                        ========               =======                ========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Notes payable                                                          $25,312                $5,653                 $ 6,971
  Accounts payable                                                        18,968                12,569                  14,973
  Accrued expenses                                                        10,921                17,829                  14,939
  Income taxes payable                                                       248                   562                     499
  Current portion of long-term debt                                          214                   204                     202
                                                                        --------               -------                --------
     TOTAL CURRENT LIABILITIES                                           $55,663               $36,817                 $37,584

LONG-TERM DEBT                                                            18,256                18,258                  18,414

SHAREHOLDERS' EQUITY:
 Preferred stock
  Authorized 1,000,000 shares
  Issued and outstanding 183,950
   shares of $17 Convertible
   Exchangeable Preferred Stock
   at $200 liquidation value
   per share                                                              36,790                36,790                  36,790
 Common stock, par value $.01 per share
  Authorized 50,000,000 shares
  Issued and outstanding 10,077,265
  shares, 10,104,589 shares and
  10,055,089 shares                                                          101                   101                     101
 Additional paid-in capital                                               31,671                31,726                  31,506
 Retained earnings (deficit)                                             (24,690)              (29,591)                (23,182)
 Cumulative translation adjustment                                          (447)                 (448)                   (447)
                                                                        --------              --------                --------
   TOTAL SHAREHOLDERS' EQUITY                                             43,425                38,578                  44,768
                                                                        --------              --------                --------
                                                                        $117,344              $ 93,653                $100,766
                                                                        ========              ========                ========

The accompanying notes are an integral part of these Consolidated Financial Statements.





                                      1






                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)
                                  (Unaudited)

                                                                   Three Months Ended                     Nine Months Ended
                                                                          Sept 30                             Sept 30
                                                                -------------------------            ---------------------------
                                                                   1995             1994                1995             1994
                                                                   ----             ----                ----             ----
Net revenues                                                    $65,518          $50,273              $137,078         $114,227
Costs of products sold                                           40,369           30,336                89,945           69,017
                                                                -------          -------               -------          -------
Gross margin                                                    $25,149          $19,937              $ 47,133          $45,210

Operating expenses:
  Advertising and promotion                                       8,077            7,267                17,739           19,483
  Other selling and administrative                                7,640            6,142                22,476           17,468
  Research and development                                        1,729            1,930                 6,195            6,470
                                                                -------          -------               -------          -------

  Total operating expenses                                       17,446           15,339                46,410           43,421
                                                                -------          -------               -------          -------

Earnings (loss) from operations                                   7,703            4,598                   723            1,789

Net proceeds from Nintendo award                                      0                0                     0           12,124
Interest expense                                                   (970)            (597)               (2,357)          (1,730)
Other income (expense), net                                         104               71                   213              308
                                                                -------          -------               -------          -------
Earnings (loss) before
  income taxes                                                    6,837            4,072                (1,421)          12,491

Provision for income taxes                                            0              163                     0              477
                                                                -------          -------               -------          -------

Net earnings (loss)                                               6,837            3,909                (1,421)          12,014

Preferred stock dividends
  in arrears                                                        781              781                 2,345            2,345
                                                                -------          -------               -------          -------
Net earnings (loss) applicable
  to common shares                                              $ 6,056          $ 3,128               $(3,766)         $ 9,669
                                                                =======          =======               =======          =======

Common shares and common share
 equivalents outstanding - average                               10,373           10,363                10,068           10,047

Net earnings (loss) per common share:
    Primary                                                       $0.58            $0.30                $(0.37)           $0.96
    Fully diluted                                                 $0.50            $0.29                $(0.37)           $0.91



The accompanying notes are an integral part of these Consolidated Financial Statements.





                                       2






                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                            (Unaudited)
                                                                                    Nine Months Ended Sept 30
                                                                                    -------------------------
                                                                                     1995               1994
                                                                                     ----               ----
  CASH FLOW FROM OPERATING ACTIVITIES:
  Net earnings (loss)                                                             $(1,422)           $12,014
  Adjustments to reconcile net earnings
     (loss) to net cash provided by (used in)
     operating activities:
     Depreciation                                                                     130                486
     Changes in assets and liabilities:
        Accounts receivable                                                        (7,990)           (21,667)
        Inventories                                                                (2,412)            (1,377)
        Tooling and related costs                                                   1,081               (574)
        Prepaid expenses and other assets                                          (5,956)             1,605
        Accounts payable                                                            3,995              1,735
        Accrued expenses                                                           (4,006)             2,756
        Income taxes payable                                                         (251)               280
                                                                                  -------            -------
     Net cash provided by (used in) operating
        activities                                                                (16,831)            (4,742)
                                                                                 --------            -------

CASH FLOW FROM INVESTING ACTIVITIES:
  Investment in land, building and
        equipment, net                                                                102               (352)
                                                                                  -------            -------
     Net cash provided by (used in) investing
        activities                                                                    102               (352)
                                                                                  -------            -------

CASH FLOW FROM FINANCING ACTIVITIES:
  Net borrowings under notes payable                                               18,341              5,653
  Repayments under long-term debt agreements                                         (158)              (146)
  Proceeds from issuance of common stock                                               79                382
  Other, net                                                                            0                (26)
                                                                                  -------            -------
    Net cash provided by (used in) financing
        activities                                                                 18,262              5,863
                                                                                  -------            -------

INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                                   1,533                769

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                                                2,225              2,325
                                                                                  -------            -------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                        $ 3,758            $ 3,094
                                                                                  =======            =======


The accompanying notes are an integral part of these Consolidated Financial Statements.





                                       3






                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                 THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (Unaudited)


NOTE A -  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated balance sheets as of September 30, 1995 and 1994 and the condensed consolidated statements of operations for the three and nine month periods ended September 30, 1995 and 1994 and the condensed consolidated statements of cash flows for the nine month periods ended September 30, 1995 and 1994 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

The results of operations for the three and nine month periods ended September 30, 1995 and 1994 may not necessarily be indicative of the operating results for the full year. Certain amounts in the financial statements have been reclassified to conform with the current year's presentation.


NOTE B - CREDIT AGREEMENT

The Company was party to a loan and security agreement (the "Loan Agreement") with Congress Financial Corporation (the "Lender") which made available to the Company through March 31, 1995 a line of credit up to $30 million. Borrowing availability was determined by a formula based on accounts receivable. The interest rate was prime plus 2%.

On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the "New Agreement") with the Lender. The New Agreement extends the loan term through March 31, 1997 and provides a line of credit of $40 million, with a provision to increase the line to $60 million at the option of the Company. Borrowing availability is determined by a formula based on both accounts receivable and inventories. The interest rate is prime plus 1% (1% lower than the rate applicable to the previous Loan Agreement). In consideration for entering into the New Agreement, the Company paid a $100,000 fee; additional fees will be due if





                                       4






                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                 THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (Unaudited)



the Company exercises its option to increase the line. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees. The New Agreement provides that the preferred dividend payments may not be made without the prior consent of the Lender.

NOTE C - INVENTORIES
(in thousands)

                                                                    September 30          December 31
                                                                 ------------------       -----------
                                                             1995             1994              1994
                                                             ----             ----              ----
Finished goods                                            $18,521         $ 11,337           $15,596
Raw materials and parts                                       715            3,019             1,228
                                                          -------           ------            ------
                                                          $19,236          $14,356           $16,824
                                                          -------          -------           -------


NOTE D - INCOME TAXES

At December 31, 1994, the Company had federal and California net operating loss carryforwards for income tax purposes of approximately $11,500,000 and $1,000,000, respectively. The federal and California carryforwards expire in different years through the year 2008 and 1998, respectively. The Company also has federal minimum tax credit carryforwards of $944,000 that are allowed to be carried forward indefinitely and federal research and development credits of $765,000, which will expire in different years through the year 2003. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of operating loss carryforwards which can be utilized. The Company expects to utilize a substantial amount of its net operating loss carryforwards by 1996.

No domestic deferred taxes have been provided on undistributed earnings of the Company's foreign subsidiary. All such earnings are expected to be reinvested in the subsidiary. Undistributed earnings were approximately $5,500,000 as of December 31, 1994. No foreign taxes will be withheld on the distribution of the untaxed earnings.





                                       5






                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                 THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (Unaudited)


NOTE E - LEGAL PROCEEDINGS

The current status of litigation is described in Part II, Item 1, herein.





                                       6






                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth for the periods indicated the percentage relationships between revenues and certain expense and earnings items:

                                                                   Percentage of Net Revenues
                                                                   --------------------------
                                                             Three                             Nine
                                                         Months Ended                      Months Ended
                                                            Sept 30                          Sept 30
                                                        --------------                    --------------
                                                     1995            1994               1995          1994
                                                     ----            ----               ----          ----
Net revenues                                         100.0%          100.0%             100.0%        100.0%
Costs of products sold                                61.6            60.3               65.6          60.4
                                                     -----           -----              -----         -----
Gross margin                                          38.4            39.7               34.4          39.6

Advertising and promotion                             12.3            14.5               13.0          17.0
Other selling and
   administrative                                     11.7            12.2               16.4          15.3
Research and development                               2.6             3.8                4.5           5.7
                                                     -----           -----               ----          ----
Earnings (loss) from
   operations                                         11.8             9.2                0.5           1.6
Net proceeds from Nintendo
   award                                               -               -                  -            10.6
Interest expense                                      (1.5)           (1.2)              (1.7)         (1.5)
Other income (expense), net                            0.1             0.1                0.2           0.2
Provision for income taxes                             -              (0.3)             -              (0.4)
                                                     ------          ------             -----         -------
Net earnings (loss)                                   10.4 %           7.8 %             (1.0) %        10.5 %
                                                     ======          ======             ======        =======

1995 Compared to 1994

Net revenues of $65.5 million in the third quarter of 1995 represented a 30% increase from net revenues of $50.3 million in the third quarter of 1994. Both domestic and international sales grew by 30%, with international sales reaching record levels.

In the third quarter of 1995 Sky Dancers(TM) and My Pretty Dollhouse(TM) sales were $24.1 million and $3.4 million, respectively. These products were first introduced in late 1994.





                                       7






                   LEWIS GALOOB TOYS, INC., AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                                   continued

Micro Machines(TM) sales were $28.8 million in the third quarter of 1995 as compared to $31.1 million in the same period in 1994. The decrease in sales is mainly attributable to a decline in sales from the Micro Machines Z-BOTS(TM) segment and this decline is expected to continue.

Biker Mice from Mars(TM) sales were $7.5 million in the third quarter of 1995 as compared to $14.4 million in 1994. Domestic sales to retailers have discontinued, as planned, while international sales have been strong.

Net revenues of $137.1 million in the nine month period ended September 30, 1995 represented a 20% increase from net revenues of $114.2 million in the same period in 1994. Sky Dancers and My Pretty Dollhouse sales were $44.0 million and $7.3 million, respectively. Micro Machines sales were $56.9 million as compared to $65.2 million in 1994. Biker Mice from Mars sales were $19.6 million as compared to $33.3 million in 1994. These sales trends reflect the same factors as noted for the third quarter results.

Gross margins were $25.2 million in the third quarter of 1995 as compared to $19.9 million in the same period of 1994. The higher sales volume increased gross margin by $6.0 million but was offset by a $0.7 million decrease from a lower gross margin rate. The gross margin rate decreased to 38.4% in 1995 from 39.7% in 1994 due mainly to tooling and packaging development costs. These costs were a higher percent of revenues in 1995 as compared to 1994, because of planned increased spending in support of the Company's expanded product lines.

Gross margins were $47.1 million in the nine month period ended September 30, 1995 as compared to $45.2 million in the same period in 1994. The higher sales volume increased gross margins by $9.0 million but was offset by a $7.1 million decrease from a lower gross margin rate. The gross margin rate decreased to 34.4% in 1995 from 39.6% in 1994 due primarily to two factors. First, tooling and packaging design costs were a higher percent of revenues in 1995 as compared to 1994 in support of the Company's expanded product lines. Second, international sales as a percentage of worldwide revenues were higher in 1995 compared to 1994. The Company's gross margin on international sales is significantly lower than domestic sales because international prices are lower as the customer is responsible for the cost of importing and promoting the product.

Advertising and promotion expenses were $8.1 million in the third quarter of 1995 as compared to $7.3 million in the same period in 1994. The higher expenses were a result of higher domestic sales because media is expensed as a percent of sales.





                                       8






                   LEWIS GALOOB TOYS, INC., AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                                   continued



Advertising and promotion expenses as a percentage of net revenues in the third quarter were 12.3% in 1995 compared to 14.5% in 1994. For the nine month period ended September 30, 1995 advertising and promotion expenses were $17.7 million or 12.9% of net revenues in 1995 as compared to $19.5 million or 17.0% in 1994. The lower expenses were a result of a decrease in planned domestic television advertising expense as a percent of sales.

Other selling and administrative expenses were $7.6 million in the third quarter of 1995 as compared to $6.1 million in the same period in 1994. For the nine month period ended September 30, 1995, other selling and administrative expenses were $22.5 million in 1995 as compared to $17.5 million in the same period in 1994. For the quarter and nine month period ended September 30, 1995 the increase in expenses was due mainly to (1) higher planned personnel costs as a result of the Company's growth and product line expansion,(2) higher legal expenses and (3) higher freight costs.

Research and development expenses were $1.7 million in the third quarter of 1995 as compared to $1.9 million in the same period in 1994. For the nine month period ended September 30, 1995 research and development expenses were $6.2 million in 1995 compared to $6.5 in 1994. The decrease was due to timing of expenditures in 1995 as compared to 1994.

In 1994, the net proceeds from the Nintendo award represents the receipt, net of associated legal and related expenses, of the Company's share of proceeds from its litigation with Nintendo.

Interest expense was $1.0 million in the third quarter of 1995 as compared to $0.6 million in the same period in 1994. For the nine month period ended September 30, 1995 interest expense was $2.4 million in 1995 as compared to $1.7 million in the same period in 1994. The increase was due to higher average borrowings and a higher interest rate in 1995 as compared to 1994.

In 1995, no tax provisions were recorded due to the Company's net operating loss and tax credit carryforwards. In 1994, the income tax provision reflects the quarterly application of the estimated annual rate based on the projected full year earnings and includes the utilization of net operating loss carryforwards.





                                       9






                   LEWIS GALOOB TOYS, INC., AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                                   continued

The Company's products are produced principally in China which currently is designated with "most favored nation" ("MFN") status by the United States.
This allows products imported into the United States from China to be accorded the most favored import duties. In late 1994, Congress approved the GATT (Uruguay round) unconditional duty-free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions. Punitive sanctions could result in the United States imposing higher duties on selective Chinese-made products imported into the United States (these sanctions would be put in place through Section 301). In the past Section 301 sanctions proposed by the United States did not include sanctions or punitive duties against toy imports from China.
As such, the Company would be unaffected. The loss of MFN status for China would result in a substantial increase in import duty for the Company's products produced in China and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese produced product would depend on several factors including, but not limited to, the Company's ability to: (1) procure alternative manufacturing sources outside of China; (2) retrieve its tooling located in China; (3) relocate its production in sufficient time to meet demand; and (4) pass resultant cost increases through as product price increases.

Liquidity, Financial Resources and Capital Expenditures

On March 31, 1995, the Company entered into the New Agreement with the Lender. (See Note B of the Notes to Condensed Consolidated Financial Statements).

Working capital was $52.4 million at September 30, 1995 compared to $53.2 million at December 31, 1994 and $47.2 million at September 30, 1994. The ratio of current assets to current liabilities was 1.9 to 1.0 at September 30, 1995 compared to 2.4 to 1.0 at December 31, 1994 and 2.3 to 1.0 at September 30, 1994.

The Company had no material commitments for capital expenditures at September 30, 1995.

The Company believes that with its assets, the results of operations and the New Agreement it has adequate liquidity and capital resources to meet its current and anticipated operating needs.





                                       10






                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES




PART II

Item 1.  Legal Proceedings

The Company is involved in various legal and/or litigation matters which are being defended and handled in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's consolidated financial position.


Item 3.  Defaults Upon Senior Securities

On June 10, 1992, the Company announced it would not pay the July 1, 1992 $0.425 per share quarterly dividend on its Depositary Shares which represent shares of the Company's Preferred Stock. The Company has not paid the subsequent quarterly dividends. As of September 30, 1995, the dividend was cumulatively fourteen quarters in arrears, representing a total dividend arrearage of $11.0 million. By the terms of the Certificate of Designations for the Company's Preferred Stock, the Company is not legally obligated to pay any such arrearage. The Company has consistently maintained that it is not in its best interest to reinstate the dividend until the Company has generated consistent net income from operations and continuation of such profitability can be reasonably expected. Based upon recent results, the Company has been evaluating its alternatives with regard to the preferred stock. The net earnings (loss) per share calculation includes a provision of the Preferred Stock dividends in arrears. No common stock dividends may be paid unless all preferred dividend payments are current. As a result of the cumulative dividend being six or more quarters in arrears, on July 15, 1994 the holders of the Preferred Stock exercised their right to elect two directors to the Board of Directors of the Company.

Item 6.  Exhibits, and Reports on Form 8-K

       (a)      Exhibits - Exhibit 27 - Financial Data Schedule

       (b)      Reports on Form 8-K - None.





                                       11






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                        LEWIS GALOOB TOYS, INC.
                                        (Registrant)




DATE:    November 14, 1995              BY: \s\ William B. Towne
     ----------------------                -----------------------
                                           William B. Towne
                                           Executive Vice President,
                                           Finance and
                                           Chief Financial Officer
                                           (Principal Accounting
                                            Officer)





                                       12






                                EXHIBIT INDEX


                     Exhibit 27 - Financial Data Schedule

                            LEWIS GALOOB TOYS, INC.
                             500 Forbes Boulevard
                    South San Francisco, California  94080
                              __________________

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                                 June 20, 1995
                              ___________________

TO THE HOLDERS OF COMMON STOCK AND $17.00 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK OF LEWIS GALOOB TOYS, INC.:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Lewis Galoob Toys, Inc. (the "Corporation") will be held at 10 o'clock A.M., local time, on June 20, 1995, at the Crown Sterling Suites Hotel, 250 Gateway Boulevard, South San Francisco, California.

     At the Annual Meeting of Stockholders, the holders of the Corporation's common stock, $.01 par value per share ("Common Stock"), will vote on the following proposals:

     1. The election of three (3) directors of the Corporation to hold office until the 1998 Annual Meeting of Stockholders and until the election and qualification of their successors.

     2.   The approval of a proposal to approve the Corporation's
          1995 Non-Employee Directors' Stock Option Plan for non-employee directors of the Corporation.

     3. The ratification of the appointment of Price Waterhouse as the Corporation's independent accountants for the fiscal year 1995.

     4. The transaction of such other business as may properly come before the meeting or any and all adjournments thereof.

     Only holders of record of the Common Stock at the close of business on May 2, 1995 (the "Record Date") are entitled to receive notice of, and to vote at, the Annual Meeting of

Stockholders and any adjournment(s) thereof. Such stockholders may vote in person or by proxy. The Common Stock transfer books of the Corporation will not be closed.

     At the Annual Meeting of Stockholders, the holders of the Corporation's $17.00 Convertible Exchangeable Preferred Stock ("Preferred Stock") will vote on the election of two (2) directors of the Corporation to hold office until the earlier to occur of (a) the next Annual Meeting of Stockholders and the election (by the holders of Preferred Stock) and qualification of their successors or (b) the date on which the holders of Preferred Stock shall no longer be entitled to designate directors.

     Each share of Preferred Stock represents ten Depositary Convertible Exchangeable Preferred Shares ("Depositary Shares"). Only holders of record of the Preferred Stock and Depositary Shares at the close of business on the Record Date are entitled to receive notice of the Annual Meeting of Stockholders and any adjournment(s) thereof, and only holders of record of the Preferred Stock at the close of business on the Record Date are entitled to vote at the Annual Meeting of Stockholders and any adjournment(s) thereof. The holders of Preferred Stock may vote in person or by proxy. The Preferred Stock and Depositary Share transfer books of the Corporation will not be closed.

     Stockholders who find it convenient are cordially invited to attend the meeting in person. If you are not able to do so and wish that your shares be voted, you are requested to fill in, sign, date and return the green instruction form (for holders of Depositary Shares) or the white proxy card (for holders of Common Stock) in the enclosed envelope. No postage is required if mailed in the United States.

                                   By Order of the Board of Directors,

                                   WILLIAM G. CATRON
                                   Assistant Secretary

Dated:  May 16, 1995

                            LEWIS GALOOB TOYS, INC.
                             500 Forbes Boulevard
                    South San Francisco, California  94080
                               _________________

                                PROXY STATEMENT
                               _________________

                        Annual Meeting of Stockholders

                                 June 20, 1995
                               _________________

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Lewis Galoob Toys, Inc. (the "Corporation") of proxies to be used at the Annual Meeting of Stockholders of the Corporation to be held at 10:00 a.m., local time, on June 20, 1995, at the Crown Sterling Suites Hotel, 250 Gateway Boulevard, South San Francisco, California 94080, and at any adjournment(s) thereof.

     With respect to holders of the Corporation's common stock, $.01 par value per share ("Common Stock"), if the white proxy card accompanying this Proxy Statement is properly executed and returned, the shares of Common Stock represented thereby will be voted as instructed on the white proxy card, but if no instructions are given, such shares of Common Stock will be voted (1) for the election as directors of the three nominees of the Board of Directors named below, (2) in favor of the proposal to approve a new stock option plan for non-employee directors of the Corporation (the "1995 Plan"), (3) in favor of the ratification of the appointment of Price Waterhouse as the Corporation's independent accountants for the fiscal year 1995 and (4) in the discretion of the proxies named on the white proxy card on any other proposals to properly come before the meeting or any adjournment(s) thereof.

     Chemical Trust Company of California, as depositary (the "Depositary"), is the holder of record of all of the outstanding shares of the Corporation's $17.00 Convertible Exchangeable Preferred Stock ("Preferred Stock"). At the Annual Meeting of Stockholders, the Depositary will be asked to vote for the election as directors of the two nominees of the Board of Directors named below. Each share of Preferred Stock represents ten of the Corporation's Depositary Convertible Exchangeable Preferred Shares ("Depositary Shares"). The Depositary is required to act in accordance with the written instructions of the holders of the Depositary Shares. At or before the Annual Meeting of Stockholders, the Depositary will complete the blue proxy card accompanying this Proxy Statement, based upon the instructions given to the Depository by the holders of the Depository Shares. Therefore, with respect to holders of the Depositary Shares, if the green instruction form accompanying this Proxy Statement is properly executed and returned, the shares of Preferred Stock represented thereby will be voted by the Depositary as instructed on the green instruction form, but if no instructions are given, such shares of Preferred Stock will be voted for the election as directors of the two nominees of the Board of Directors named below.


     Any of the green instruction forms, blue proxy cards or white proxy cards may be revoked prior to its exercise, but the attendance at the meeting by any stockholder who has previously given a green instruction form, blue proxy card or white proxy card will not have the effect of revoking his or her green instruction form, blue proxy card or white proxy card, as the case may be, unless such stockholder delivers written notice of revocation to the secretary of the Annual Meeting of Stockholders prior to the exercise of the rights specified by the green instruction form, blue proxy card or white proxy card, as the case may be. The approximate date of mailing of this Proxy Statement and the accompanying green instruction form, blue proxy card and white proxy card is May 16, 1995.

                                    VOTING

     Holders of record of the Common Stock on May 2, 1995 (the "Record Date") will be entitled to vote at the Annual Meeting of Stockholders or any adjournment(s) thereof. On the Record Date, there were 10,059,639 shares of Common Stock outstanding and entitled to vote and a majority, or 5,029,820 shares of Common Stock, will constitute a quorum for the transaction of business by the holders of the Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters to come before the Annual Meeting of Stockholders, other than the election of two directors by the holders of Preferred Stock.

     Holders of record of the Depositary Shares on the Record Date will be entitled to instruct the Depositary to vote at the Annual Meeting of Stockholders or any adjournment(s) thereof. On the Record Date, there were 1,839,500 Depositary Shares outstanding. Holders of record of the Preferred Stock on the Record Date will be entitled to vote at the Annual Meeting of Stockholders or any adjournment(s) thereof. On the Record Date, there were 183,950 shares of Preferred Stock outstanding and entitled to vote and a majority, or 91,976 shares of Preferred Stock, will constitute a quorum for the transaction of business by the holders of the Preferred Stock. Each share of Preferred Stock entitles the holder thereof to one vote on the election of two
(2) directors by the holders of Preferred Stock, but on no other matter to come before the Annual Meeting of Stockholders.

     The favorable vote of a majority of the shares of Common Stock represented in person or by proxy and entitled to vote at the meeting is necessary to (i) elect the three directors nominated below for election by the holders of the Common Stock, (ii) approve the 1995 Plan and (iii) ratify the appointment of Price Waterhouse as the Corporation's independent accountants for the 1995 fiscal year. Abstentions will have the same effect as votes against the proposals. Broker non-votes will be disregarded and will have no effect on the outcome of the votes for the proposals. The Board of Directors recommends a vote FOR each of the proposals set forth above.

     The favorable vote of a majority of the shares of Preferred Stock represented in person or by proxy and entitled to vote at the meeting is necessary to elect the two directors nominated below for election by the holders of the Preferred Stock. Abstentions will have the same effect as votes against the proposal. Broker non-votes will be disregarded and will have no effect on the outcome of the votes for the proposal. The Board of Directors recommends a vote FOR the proposal set forth above.

                             ELECTION OF DIRECTORS

     The Corporation's Certificate of Incorporation and By-laws provide for a Board of Directors elected by the holders of Common Stock which is divided into three classes of directors serving staggered three-year terms. Furthermore, the Certificate of Designations with respect to the Preferred Stock provides that, so long as the Corporation is six or more quarters in arrears in the payment of dividends to the holders of the Preferred Stock, the holders of a majority of the shares of Preferred Stock will be entitled to elect two directors to the Board of Directors. The terms of the directors elected by the holders of Preferred Stock continue until the earlier to occur of (a) the next Annual Meeting of Stockholders and the election (by the holders of Preferred Stock) and qualification of their successors or (b) the date on which the holders of Preferred Stock shall no longer be entitled to designate directors.

     At the forthcoming Annual Meeting of Stockholders to be held on June 20, 1995, three directors from the second class will be elected for a term expiring at the 1998 Annual Meeting of Stockholders. The Board of Directors has recommended Paul A. Gliebe, Jr., Scott R. Heldfond and Roger Kowalsky as the nominees for election as directors from such class. The continuing directors from the third class, S. Lee Kling and Andrew J. Cavanaugh, are serving terms that expire on the date of the 1996 Annual Meeting of Stockholders; and the continuing directors from the first class, Mark Goldman and Martin Nussbaum, are serving terms that expire on the date of the 1997 Annual Meeting of Stockholders.

     At the forthcoming Annual Meeting of Stockholders to be held on June 20, 1995, two directors will be elected for a term expiring on the earlier to occur of (a) the next Annual Meeting of Stockholders and the election (by the holders of Preferred Stock) and qualification of their successors or (b) the date on which the holders of Preferred Stock shall no longer be entitled to designate directors. The Board of Directors has recommended Hoffer Kaback and George Riordan as the nominees for election as directors from such class. Messrs. Kaback and Riordan were initially elected to the Board of Directors by the holders of Preferred Stock on July 15, 1994.

     Unless otherwise specified on the accompanying white proxy card, the shares of Common Stock voted pursuant thereto will be cast for Paul A. Gliebe, Jr., Scott R. Heldfond and Roger Kowalsky, as directors from the first class, to hold office until the 1998 Annual Meeting of Stockholders and until their respective successors shall be duly elected and shall have qualified. If, for any reason, at the time of election, Mr. Gliebe, Mr. Heldfond or Mr. Kowalsky should be unwilling to accept nomination or election, it is intended that such white proxy card will be voted for the election, in his place, of a substitute nominee recommended by the Board of Directors. However, the Board of Directors has no reason to believe that Mr. Gliebe, Mr. Heldfond or Mr. Kowalsky will be unable or unwilling to serve as a director.

     Unless otherwise specified on the accompanying green instruction form (by holders of Depositary Shares) or on the accompanying blue proxy card (by the Depositary), the Depositary Shares or shares of Preferred Stock voted pursuant thereto, as the case may be, will be cast for Hoffer Kaback and George Riordan as directors to hold office until the earlier to occur of (a) the next Annual Meeting of Stockholders and the election (by the holders of Preferred Stock) and qualification of their successors or (b) the date on which the holders of Preferred Stock shall no longer be entitled to designate directors. If, for any reason, at the time of election, Mr. Kaback or Mr. Riordan should be unwilling to accept nomination or election, it is intended that such green instruction form or blue proxy card, as the case may be, will be voted for the election, in his place, of a substitute nominee recommended by the Board of Directors. However, the Board of Directors has no reason to believe that Mr. Kaback or Mr. Riordan will be unable or unwilling to serve as a director.

     Information with respect to the Corporation's directors is set forth below.

                                     Positions and
                                        Offices
                                       Presently     Has Been a
                                     Held With the    Director
            Name              Age     Corporation      Since
            ----              ---     -----------      -----
Current Nominees to be
Elected by Holders of
Common Stock:
  Scott R. Heldfond . . . .    49   Director            1986
  Paul A. Gliebe, Jr. . . .    60   Director            1986
  Roger Kowalsky  . . . . .    60   Director            1994

Current Nominees to be
Elected by Holders of
Preferred Stock:
  Hoffer Kaback . . . . . .    45   Director            1994
  George Riordan  . . . . .    61   Director            1994

Directors Continuing in
Office:

Directors from Third Class:
  S. Lee Kling  . . . . . .    65   Director            1991
  Andrew J. Cavanaugh . . .    48   Director            1993

Directors from Second Class:
  Mark Goldman  . . . . . .    44   President, Chief    1987
                                    Executive
                                    Officer and
                                    Director
  Martin Nussbaum . . . . .    47   Director            1985

     Scott R. Heldfond has served as President and Chief Executive Officer of the Real Estate/Investment Division of Rollins Hudig Hall (the successor entity to DSI Insurance Services), an insurance brokerage firm, since 1985. The Corporation has retained the services of Rollins Hudig Hall in the past and during the current fiscal year.

     Paul A. Gliebe, Jr. has been a Vice President of Smith Barney Shearson since 1982. Smith Barney Shearson has provided investment-related services to the Corporation in the past and during the current fiscal year.

     Hoffer Kaback has served as the president of Gloucester Capital Corporation, a financial consulting firm, since 1980 and has been a general partner of Bosworth Partners, an investment partnership, since 1986. Mr. Kaback serves on the Boards of Directors of Biotechnology General Corp. and Sunshine Mining and Refining Company.

     George Riordan has served as the Managing Partner of George Riordan & Co., an investment banking firm, since 1991. From 1989 to 1991, Mr. Riordan served as a Managing Director of Dean Witter Reynolds. Mr. Riordan serves on the Boards of Directors of the Macneal-Schwendler Corp. and Pancho's Mexican Buffet, Inc.

     Roger Kowalsky served from 1983 to 1986 as Senior Vice President, Finance
& Administration for Yale Materials Handling Corporation. Prior to such time, from 1969 to 1982, Mr. Kowalsky worked at Pullman Inc., rising to Executive Vice President, Finance & Administration and President of Pullman Trailmobile, a subsidiary of Pullman Inc. Since 1989 Mr. Kowalsky has served as Director of the Vermont Studio Center, an organization dedicated to visual artists and writers located in northern Vermont. From 1986 to 1989, Mr. Kowalsky was retired.

     S. Lee Kling has served since 1991 as Chairman of the Board of Kling Rechter & Company, a merchant banking company which operates in partnership with Barclays Bank PLC. Mr. Kling served as Chairman of the Board of Landmark Bancshares Corporation, a bank holding company in St. Louis, Missouri ("Landmark"), until December 1991 when Landmark merged with Magna Group, Inc.
He had served in such capacity with Landmark since 1974 and had also served as Chief Executive Officer of Landmark from 1974 through October 1990 except for the period from May 1978 to January 1979 when he served as Assistant Special Counselor on Inflation for the White House and Deputy for Ambassador Robert S. Strauss. Mr. Kling serves on the Boards of Directors of Magna Group, Inc., Falcon Products, Co., Bernard Chaus Inc., E-Systems, Inc., Top Air Manufacturing, Inc., National Beverage Corp. and Hanover Direct, Inc.

     Andrew J. Cavanaugh serves as a Senior Vice President -- Corporate Human Resources of Estee Lauder Inc. He has been affiliated with Estee Lauder in an executive capacity since 1988. Prior to undertaking his current position, Mr. Cavanaugh served as a Senior Consultant with Coopers and Lybrand, New York City, from 1986 through 1988, and Senior Vice President - Administration of Paramount Pictures Corporation from 1984 through 1986.
                                     - 6 -

     Mark Goldman has served as President and Chief Executive Officer of the Corporation since June 1991. From 1987 to June 1991, he served as Executive Vice President and Chief Operating Officer of the Corporation. From 1984 to 1987, Mr. Goldman served as Executive Vice President and Chief Operating Officer of Ages Entertainment Software, Inc. (formerly Sega Enterprises Inc.). From 1981 to 1984, Mr. Goldman was employed by Mattel Inc., as Senior Vice President -- Finance at Mattel Electronics and as Vice President and Assistant to the Chairman and Chief Executive Officer.

     Martin Nussbaum has been a partner of the law firm of Shereff, Friedman, Hoffman & Goodman, LLP since 1976. He has served as Chairman of the Executive Committee of the Corporation's Board of Directors since June 1991. The Corporation has retained Shereff, Friedman, Hoffman & Goodman, LLP in the past and during the current fiscal year.

                      MEETINGS OF THE BOARD OF DIRECTORS

     During the fiscal year ended December 31, 1994, the Board of Directors held four (4) meetings. During such period, each of the then-current directors of the Corporation attended 75% or more of the aggregate of (1) the total number of meetings of the Board of Directors and (2) the total number of meetings held by all committees of the Board of Directors on which such director served.

     The Board of Directors has standing executive, audit, nominating, compensation, finance and public responsibility committees.

     The members of the executive committee are Martin Nussbaum, who serves as Chairman, Andrew J. Cavanaugh, Mark Goldman and Scott R. Heldfond. The executive committee has the authority to act in place of the Board of Directors on all matters which would otherwise come before the Board of Directors except for such matters which are required by law or by the Corporation's Certificate of Incorporation or By-Laws to be acted upon exclusively by the Board of Directors. The executive committee held one meeting during the fiscal year ended December 31, 1994.

     The members of the audit committee are Roger Kowalsky, who serves as Chairman, Scott R. Heldfond, Hoffer Kaback and S. Lee Kling. The audit committee's primary responsibilities are to review the Corporation's financial statements, to recommend the appointment of the Corporation's independent auditors and to review the overall scope of the audit. The audit committee held three (3) meetings during the fiscal year ended December 31, 1994.

     The members of the nominating committee are Martin Nussbaum, who serves as Chairman, Andrew J. Cavanaugh and Roger Kowalsky. The nominating committee's primary responsibility is to nominate persons for election as directors of the Corporation. The nominating committee was established on April 21, 1994 and held no meetings during the fiscal year ended December 31, 1994.

     The members of the compensation committee are Andrew J. Cavanaugh, who serves as Chairman, Scott R. Heldfond and Martin Nussbaum. The compensation committee's primary responsibilities are to review the compensation arrangements relating to senior officers of the Corporation and to administer and make recommendations to the Board of Directors regarding the bonus plans for the senior officers of the Corporation. The compensation committee also administers the Corporation's Amended and Restated 1984 Employee Stock Option Plan (the "1984 Plan") and 1994 Senior Management Stock Option Plan (the "1994 Plan").
The compensation committee held six (6) meetings during the fiscal year ended December 31, 1994.

     The members of the finance committee are Mark Goldman, who serves as Chairman, Martin Nussbaum, Roger Kowalsky and S. Lee Kling. The finance committee's primary responsibilities are monitoring the Corporation's financial condition and reviewing its credit and other financing arrangements. The finance committee held three (3) meetings during the fiscal year ended December 31, 1994.

     The members of the public responsibility committee are Paul A. Gliebe, Jr., who serves as Chairman, Mark Goldman, S. Lee Kling and George Riordan. The public responsibility committee's primary responsibility is to review the operations of the Corporation regarding product safety, environmental and corporate governance issues. The public responsibility committee was established on July 20, 1994 and held one meeting during the fiscal year ended December 31, 1994.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of March 16, 1994 with respect to the Common Stock of the Corporation beneficially owned by (a) all persons known to the Corporation to own beneficially more than 5% of the Common Stock of the Corporation, (b) all directors and nominees, (c) the Named Executives (as defined under the caption "Executive Compensation") and
(d) all officers and directors of the Corporation as a group.

                                  Amount and        Percent of
                                   Nature of           Common
    Name of Individual or         Beneficial           Stock
      Identity of Group         Ownership (1)      Ownership (1)
    ---------------------       -------------      -------------
Dimensional Fund
  Advisors, Inc.(2)
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 40401  . . .        625,300               6.2%

College Retirement
  Equities Fund(3)
730 Third Avenue
New York, New York 10017  . .        541,500               5.4%

William Catron(4) . . . . . .        124,117               1.2%

Andrew J. Cavanaugh . . . . .          1,700                 *

Paul A. Gliebe, Jr. . . . . .          2,350                 *

Mark Goldman(5) . . . . . . .        459,041               4.5%

Scott R. Heldfond . . . . . .          3,450                 *

Loren Hildebrand(6) . . . . .        100,000                 *

Hoffer Kaback(7)  . . . . . .              0                 *

S. Lee Kling  . . . . . . . .          5,000                 *

Roger Kowalsky(8) . . . . . .          3,000                 *

Gary Niles(9) . . . . . . . .        200,233               2.0%

Louis Novak(10) . . . . . . .        191,770               1.9%

Martin Nussbaum(11) . . . . .          7,473                 *

George Riordan(12)  . . . . .          1,000                 *


All officers and directors as
a group (consisting of 28
persons)(13)  . . . . . . . .      1,426,927              12.9%

------------
*    Less than 1%.

(1) This table identifies persons and entities having sole voting and/or investment power with respect to the shares set forth opposite their names as of March 16, 1995, according to information furnished to the Corporation by each of them. Percent of Common Stock Ownership is based on 10,054,167 shares of Common Stock outstanding, and assumes that in each case the person or entity only, or the group only, exercised his or its rights to purchase all shares of Common Stock underlying stock options and warrants.

(2) As set forth in a Schedule 13G dated February 9, 1994 filed with the Securities and Exchange Commission.

(3) As set forth in a Schedule 13G dated February 8, 1994 filed with the Securities and Exchange Commission.

(4)  Includes 86,111 options granted pursuant to the 1994 Plan.

(5) Includes 229,630 options granted pursuant to the 1994 Plan and 25,000 options granted pursuant to the 1984 Plan.

(6)  Includes 100,000 options granted pursuant to the 1984 Plan.

(7) Mr. Kaback was elected as a director of the Corporation by the holders of the Preferred Stock on July 15, 1994.

(8) Mr. Kowalsky was appointed as a director of the Corporation on April 21, 1994.

(9) Includes 157,870 options granted pursuant to the 1994 Plan and 7,500 options granted pursuant to the 1984 Plan.

(10) Includes 157,870 options granted pursuant to the 1994 Plan.

(11) Includes 2,473 shares which may be acquired pursuant to the exercise of a warrant within 60 days of March 31, 1994. The shares are part of a warrant which was issued to Shereff, Friedman, Hoffman & Goodman, LLP on December 11, 1991 in connection with Mr. Nussbaum's service as Chairman of the Executive Committee of the Board of Directors. Mr. Nussbaum disclaims beneficial ownership of such other shares issuable upon exercise of the warrant.

(12) Mr. Riordan was elected as a director of the Corporation by the holders of the Preferred Stock on July 15, 1994.

(13) Includes an aggregate of 742,592 options granted pursuant to the 1994 Plan, 298,649 options granted pursuant to the 1984 Plan and 2,473 shares which may be acquired pursuant to the exercise of a warrant.

     The Corporation is not aware of any officer or director, if applicable, who failed to file an initial report of beneficial ownership upon becoming a director or officer of the Corporation or an annual statement of changes in beneficial ownership within forty-five days of the end of the Corporation's last fiscal year.

                            EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

     The following table shows, for the fiscal years ending December 31, 1992, 1993 and 1994, the cash compensation paid by the Corporation and its subsidiaries, as well as certain other compensation paid or accrued for those years, to (i) the chief executive officer and (ii) the other four most highly compensated executive officers of the Corporation (collectively, the "Named Executives") in all capacities in which they served:

                                      Summary Compensation Table(1)
                                                                               Long-Term
                                             Annual Compensation            Compensation (1)
                                    -------------------------------------   ----------------
                                                                  Other                           All
                                                                 Annual                          Other
        Name and                                                 Compen-                        Compen-
   Principal Position        Year   Salary ($)   Bonus ($)      sation($)       Options(#)     sation($)
   ------------------        ----   ----------   ---------      ---------       ----------     ---------
Mark Goldman                 1994   400,000      600,000            0            229,630(2)    3,760(3)
President and Chief          1993   319,500            0            0             29,630       3,540(3)
Executive Officer            1992   307,385            0            0            200,000       2,830(3)

Louis Novak                  1994   261,055      316,800            0            157,870(4)      870(5)
Executive Vice President     1993   256,797            0            0             20,370         510(5)
and Chief Operating          1992   238,917            0            0            137,500         510(5)
Officer

Gary Niles                   1994   261,055      316,800            0            157,870(6)    1,440(7)
Executive Vice President,    1993   212,623            0            0             20,370       1,440(7)
Marketing and Product        1992   214,167            0            0            137,500       1,440(7)
Acquisition

Loren Hildebrand             1994   159,375      275,000(8)         0            100,000         840(9)
Executive Vice President,
Sales

William Catron               1994   226,535      206,640            0             86,111(12)     870(13)
Executive Vice President,    1993   214,813       25,000(10)   27,429(11)         11,111         870(13)
General Counsel and Chief    1992   135,288       25,000(10)  115,261(11)         75,000         508(13)
Administrative Officer

(1) Other than as provided in this table, there were no other transactions among the Named Executives and the Corporation which are required to be reported in this table.

(2) Represents 229,630 options granted pursuant to the 1994 Plan. Does not include 129,311 shares of Common Stock granted in connection with the termination of the 1992 Senior Management Stock Option Plan (the "1992 Plan").

(3) This amount represents $3,760 in premiums paid by the Corporation with respect to term life insurance in 1994, $3,540 in premiums paid by the Corporation with respect to term life insurance in 1993 and $2,830 in premiums paid by the Corporation with respect to term life insurance in 1992.

(4) Represents 157,870 options granted pursuant to the 1994 Plan. Does not include 88,900 shares of Common Stock granted in connection with the termination of the 1992 Plan.

(5) This amount represents $870 in premiums paid by the Corporation with respect to term life insurance in 1994 and $510 in premiums paid by the Corporation with respect to term life insurance in each of 1992 and 1993.

(6) Represents 157,870 options granted pursuant to the 1994 Plan. Does not include 88,900 shares of Common Stock granted in connection with the termination of the 1992 Plan.

(7) This amount represents $1,440 in premiums paid by the Corporation with respect to term life insurance in each of 1992, 1993 and 1994.

(8) This amount includes a $50,000 bonus paid to the Named Executive in connection with the Named Executive's hiring.

(9) This amount represents premiums paid by the Corporation with respect to term life insurance in 1994.

(10) This amount represents a bonus paid to the Named Executive in connection with the Named Executive's hiring.

(11) This amount includes an automobile allowance (which is provided to all senior officers of the Corporation) paid by the Corporation in 1993 in the amount of $14,400 and fees paid by the Corporation to the Corporation's accountants in the amount of $7,700 in 1993 in connection with the Named Executive's hiring. This amount also includes $103,394 of relocation expenses (including reimbursements of income taxes thereon) paid by the Corporation in connection with the Named Executive's hiring.

(12) Represents 86,111 options granted pursuant to the 1994 Plan. Does not include 48,491 shares of Common Stock granted in connection with the termination of the 1992 Plan.


(13) This amount represents $870 in premiums paid by the Corporation with respect to term life insurance in each of 1993 and 1994 and $508 in premiums paid by the Corporation with respect to term life insurance in 1992.

Stock Options

     The following table contains information concerning the grant of stock options to the Named Executives during the Corporation's last fiscal year:

                                  Option Grants in Last Fiscal Year

                                                                           Potential Realized Value at
                                                                             Assumed Annual Rates of
                                                                             Stock Price Appreciation
                                                                                       for
                                Individual Grants                                   Option Term
                    --------------------------------------                 ---------------------------
                                   % of Total
                                     Options
                                   Granted to
                                  Employees in
                      Options      Fiscal Year    Exercise   Expiration
      Name          Granted (#)   (of 961,000)     ($/Sh)       Date        5% ($)(1)    10% ($)(2)
      ----          -----------   ------------    --------      ----        ---------    ----------
Mark Goldman         229,630           23.9         9.00      1/26/04       1,299,718     3,293,740
Louis Novak          157,870           16.4         9.00      1/26/04         893,552     2,264,437
Gary Niles           157,870           16.4         9.00      1/26/04         893,552     2,264,437
Loren Hildebrand     100,000           10.4         5.75      4/04/04         361,614       916,402
William Catron        86,111            9.0         9.00      1/26/04         487,393     1,235,149

------------
(1)  The projected stock price would be $14.66 per share.

(2)  The projected stock price would be $23.34 per share.

     The options granted to Messrs. Goldman, Novak, Niles and Catron were issued under the 1994 Plan and the options granted to Mr. Hildebrand were issued under the 1984 Plan. Without the prior written consent of the Corporation, the Named Executives may not sell or otherwise transfer the shares acquired upon the exercise of any option listed in the above table for seven months following the date that a participant exercises such option. If at any time during the first six months of such seven month period, the optionee ceases to be an employee of the Corporation, the Corporation will have the right during the remainder of such six month period to repurchase, at the exercise price therefor, the shares which the optionee had acquired upon such option exercise. Unexercised options will automatically terminate on the date that an optionee ceases to serve as an employee of the Corporation unless such termination of the optionee's employment with the Corporation results from his or her retirement, death or disability.

     The Corporation does not currently grant stock appreciation rights.

Option Holdings

     The following table sets forth information with respect to the Named Executives concerning the unexercised options held as of the end of the last fiscal year. None of the Named Executives exercised options during the 1994 fiscal year.

                       Fiscal Year-End Option Values

                                                     Value of Unexercised
                       Number of Unexercised        In-the-Money Options at
                       Options at FY-End (#)             FY-End ($)(1)

  Name              Exercisable  Unexercisable    Exercisable    Unexercisable
  ----              -----------  -------------    -----------    -------------
Mark Goldman          168,210         86,420         68,750             0
Louis Novak            98,457         59,413              0             0
Gary Niles            105,957         59,413          3,725             0
Loren Hildebrand            0        100,000              0             0
William Catron         53,704         32,407              0             0

------------
(1) The closing price of the Common Stock on the New York Stock Exchange on December 31, 1994 was $5.75.

Compensation Committee Interlocks and Insider Participation

     The members of the compensation committee are set forth under "Meetings of the Board of Directors," and their relationship to the Corporation is set forth under "Election of Directors."

Compensation Committee Report

     The compensation committee of the Board of Directors (the "Committee"), subject to the approval of the entire Board of Directors, establishes and reviews the Corporation's arrangements and programs for compensating its executive officers, including the officers named in the compensation table contained in this proxy statement. The Committee is composed entirely of directors who are neither officers nor employees of the Corporation.

Background, Objectives and Philosophy

     The Committee recognizes that the Corporation has successfully implemented a multi-year program to turn around the Corporation's operations and return the Corporation to consistently profitable operations. The Committee's objective is to establish an over-all compensation program that is consistent with the implementation of this program.

     The Committee believes that there are three principal components which should be included in a compensation program:

     1)   base salary,

     2) annual incentives which reward employees annually for achieving goals each year, and

     3) long-term incentives which reward employees for achieving long-term objectives.

The Committee further believes that incentive programs should be based upon performance and that the long-term incentive program should ally the economic interests of the Corporation's officers with those of the Corporation's stockholders. Therefore, the Committee believes that it is appropriate for a substantial proportion of senior management compensation to consist of long-term incentives.

     Annual incentives are principally based on performance as measured by the Corporation's net income. The Committee believes that net income, in large part, is an appropriate measure of performance because it promotes the achievement of corporate-wide goals and is the best measure of the success of the Corporation's turnaround program. Each year, the Committee, in consultation with the Chief Executive Officer, establishes objectives for corporate-wide net after-tax earnings, the attainment of which serve as the basis for computing annual bonuses. Individual bonus opportunities are computed as a percentage of the participant's base salary. A portion of each executive's bonus is also dependent on the achievement of numerate and non-numerate individual objectives which are jointly established in advance by each such executive and the Committee. In addition, the Committee believes that it is appropriate, from time to time, to establish quantifiable annual individual goals for senior executives and to award limited bonuses for the achievement of such goals, without regard to net income.

     The Board of Directors believes that increase in the value of the Corporation's Common Stock should be the measure of performance for long term incentives. The Board of Directors also believes that the use of stock options as the principal basis for creating long term incentives also satisfies the objective of aligning the interests of executive management with those of the Corporation's stockholders. Levels of participation in the stock option plans generally vary on the basis of the recipient's position grade level.

Option Cancellation and Regrant

     In 1992, in connection with the reorganization of the Corporation's senior management group, the Board of Directors adopted the 1992 Plan. The 1992 Plan was adopted as a one-time grant of options that vest over a three-year period to certain members of senior management (the "Senior Officers"). The substantial options granted under the 1992 Plan were intended to provide an incentive to the Senior Officers to work through the several year period required to end the Corporation's extensive losses and reposition the Corporation for sustainable profitability.

     The options granted under the 1992 Plan, although granted at the fair market value of the Common Stock on the date of grant, contained a variable pricing provision. The Board of Directors recognized that, so long as the 1992 Plan remained in effect, increases in the price of the Common Stock and the application of generally accepted accounting principles ("GAAP") would have resulted in repeated and potentially large charges against future quarterly earnings of the Corporation. Conversely, decreases in the price of the Common Stock and the application of GAAP would have resulted in add-backs to future quarterly earnings of the Corporation. The Board of Directors believed that such future charges would distort future reported earnings and make it difficult for stockholders, stock analysts and potential investors to evaluate the operating performance of the Corporation. Therefore, the Committee, after consultation with outside experts, recommended to the Board of Directors, and the Board of Directors and the stockholders of the Corporation approved, a plan pursuant to which (i) the Senior Officers would terminate their options granted under the 1992 Plan and receive shares of Common Stock in order to compensate the Senior Officers for giving up their existing gain under such options and
(ii) new options would be granted to the Senior Officers, at a fixed exercise price equal to the fair market value of the Common Stock on the date of grant, in order to continue the Corporation's goal of compensating its senior management team for effectuating its multi-year turnaround program through one-time grants of stock options with options that vest over a three-year period, thus providing an incentive for long-term performance tied to an increase in the value of the Common Stock.

     The Board of Directors cancelled each Senior Officer's options granted under the 1992 Plan and granted an aggregate of 449,732 shares of Common Stock to the Senior Officers in order to compensate them for giving up their existing gain under their options. This gain was measured by the difference between the $9.00 market price on January 26, 1994 and the exercise price of the options granted under the 1992 Plan on January 26, 1994, the date on which the 1992 was terminated. Furthermore, the Board of Directors granted to each Senior Officer the same number of options under the 1994 Plan as were cancelled under the 1992 Plan, at a per share exercise price of $9.00, the trading price of the Common Stock at the time of the Board of Directors' actions. The following table shows the effect of the transaction:

                                        Ten-Year Option Repricings


                                        Number of
                                       Securities
                                       Underlying     Market Price       Exercise
                          Date of        Options       of Stock at     Price at Time      New     Expiration
                        Cancellation    Cancelled        Time of            of         Exercise    Date of
  Name and Principal        and       and Reissued    Cancellation     Cancellation      Price     Original
       Position          Reissuance        (#)             ($)              ($)           ($)       Option
       --------          ----------   ------------    ------------     ------------    --------    --------
Mark Goldman               1/26/94       200,000          9.00              4.21         9.00      1/30/02
President and Chief        1/26/94        29,630          9.00              2.07         9.00      4/22/03
Executive Officer

Louis Novak                1/26/94       137,500          9.00              4.21         9.00      1/30/02
Executive Vice             1/26/94        20,370          9.00              2.07         9.00      4/22/03
President and Chief
Operating Officer

Gary Niles                 1/26/94       137,500          9.00              4.21         9.00      1/30/02
Executive Vice             1/26/94        20,370          9.00              2.07         9.00      4/22/03
President, Marketing
and Product
Acquisition

William Catron             1/26/94        75,000          9.00              4.21         9.00      4/30/02
Executive Vice             1/26/94        11,111          9.00              2.07         9.00      4/22/03
President, General
Counsel and Chief
Administrative Officer

Ronald Hirschfeld          1/26/94        75,000          9.00              4.21         9.00      1/30/02
Executive Vice             1/26/94        11,111          9.00              2.07         9.00      4/22/03
President,
International Sales
and Marketing

Mark Shepherd              1/26/94        50,000          9.00              4.21         9.00      4/30/02
Senior Vice President,     1/26/94         7,408          9.00              2.07         9.00      4/22/03
Finance and Chief
Financial Officer (1)

H. Alan Gaudie             1/26/94        25,000          9.00              4.21         9.00      1/30/02
Senior Vice President,
Finance


------------
(1) Mr. Shepherd resigned as an officer of the Corporation, effective as of March 8, 1995. All of Mr. Shepherd's then unexercised options were terminated on the date of Mr. Shepherd's resignation.

     Without the prior written consent of the Corporation, an optionee may not sell or otherwise transfer the shares acquired upon the exercise of any option listed in the above table for seven months following the date that a participant exercises such option. If at any time during the first six months of such seven month period, the optionee ceases to be an employee of the Corporation, the Corporation will have the right during the remainder of such six-month period to repurchase, at the exercise price therefor, the shares which the optionee had acquired upon such option exercise. Unexercised options will automatically terminate on the date that an optionee ceases to serve as an employee of the Corporation unless such termination of the optionee's employment with the Corporation results from his or her retirement, death or disability.

     No option under the 1994 Plan is an "Incentive Stock Option" as defined in
Section 422 of the Internal Revenue Code of 1986, as amended. Recipients of grants under the 1994 Plan, upon approval of the 1994 Plan by the stockholders, received non-transferable ten year options, some of which vested retroactive to January 26, 1994 and some of which will vest on various dates through April 22, 1996. These dates parallel the vesting dates of the options granted under the 1992 Plan.

Compensation of the Chief Executive Officer

     Prior to May 1994, Mr. Goldman's compensation was set by an employment agreement entered into before he became the Corporation's chief executive officer. Mr. Goldman's contract expired pursuant to its terms in May 1994 and was not automatically renewed in accordance with its terms. The Committee and Mr. Goldman have agreed that Mr. Goldman's compensation arrangements shall be determined by the Committee and that Mr. Goldman's annual incentive will be determined on the basis of the same profit plan used in determining the annual bonuses for other executives. However, the amount of Mr. Goldman's annual bonus will be based solely on the achievement of corporate objectives. Similarly, options will be awarded to Mr. Goldman on the same basis as the Corporation's other senior executives, recognizing his senior position grade level. In light of the particular corporate-wide responsibilities of the Chief Executive Officer, the Committee believes that, more than other senior executives, the most substantial portion of Mr. Goldman's potential compensation should be tied to the appreciation of the share price of the Corporation's Common Stock.

     In setting Mr. Goldman's incentives, the Committee and Board of Directors considered his leadership and responsibility for planning and executing the current turnaround program with limited financial resources available to him. In 1994, the Corporation completed its plan, ahead of schedule, by revitalizing its core business and developing new products. The Committee has also considered Mr. Goldman's leadership in positioning the Corporation to attain additional resources in order to expand its business. Consistent with the Committee's philosophy, the potential economic rewards to Mr. Goldman will only be realized by him to the extent that the Corporation's business is successful.

               COMPENSATION COMMITTEE
               Andrew J. Cavanaugh (Chairman)
               Scott R. Heldfond
               Martin Nussbaum

Performance Graph

     The following graph tracks an assumed investment of $100 on the last trading day of the calendar year indicated below in the Corporation's Common Stock, the S&P 500 Index and the Russell 1000 Consumer Discretionary Economic Sector, assuming full reinvestment of dividends and no payment of brokerage or other commissions or fees. Past performance is not necessarily indicative of future performance.

                                    [GRAPH]

                          1989     1990     1991      1992      1993      1994
                          ----     ----     ----      ----      ----      ----
Lewis Galoob Toys, Inc.   $100      $21      $34       $27       $80       $49
S&P 500                   $100      $97     $125      $136      $150      $151
Russell 1000 Consumer
 Discretionary
 Economic Sector          $100      $92     $134      $157      $167      $158

Employment Contracts and Termination of Employment Agreements

     On October 27, 1994, the Corporation entered into a severance agreement (the "Severance Agreement") with Mark Goldman, effective as of July 13, 1994. The Severance Agreement sets forth severance benefits which are payable if Mr. Goldman's employment is terminated for various reasons, including termination by him of his employment following a change in control of the Corporation, as follows (the "Severance Payment"):

          (i) If Mr. Goldman is terminated without cause (as defined in the Severance Agreement) prior to a Change in Control (as defined in the Severance Agreement), or if Mr. Goldman terminates his employment for good reason (as defined in the Severance Agreement) prior to a Change in Control, the Severance Agreement provides that the Corporation shall pay to Mr. Goldman a lump sum payment equal to (a) two times Mr. Goldman's annualized current base compensation and (b) the greater of (1) two times the greater of (x) the incentive compensation bonus (excluding stock options or shares issued pursuant to a stock option, restricted stock or similar plan or long-term incentive bonuses) paid to Mr. Goldman for the previous year's performance or (y) the incentive compensation bonus (excluding stock options or shares issued pursuant to a stock option, restricted stock or similar plan or long-term incentive bonuses) that would be payable to Mr. Goldman if performance relative to plan for the current year was the same as performance relative to plan year-to-date (such performance is to be measured by the ratio of year-to-date actual performance divided by year-to-date plan performance; the index(es) of performance shall be the same as the most recent annual cash incentive compensation plan approved by the Board of Directors) (the amount equal to the greater of the amounts described in clauses (x) and (y) shall be hereinafter referred to as the "Annual Bonus"); or (2) five hundred thousand dollars ($500,000).

          (ii) If Mr. Goldman is terminated by the Corporation within twenty-four (24) months following a Change in Control (as defined in the Severance Agreement), or if Mr. Goldman terminates his employment for good reason (as defined in the Severance Agreement) within twenty-four (24) months following a Change in Control, the Severance Agreement provides that the Corporation shall pay to Mr. Goldman a lump sum payment equal to (a) three times Mr. Goldman's annualized current base compensation, (b) the greater of (1) three times the Annual Bonus or (2) five hundred thousand dollars ($500,000) and (c) three times the car allowance in effect for Mr. Goldman at the time of termination and a lump sum amount equal to three times the insurance and maintenance cost incurred for said vehicle during Mr. Goldman's last full year of employment with the Corporation. Furthermore, the Severance Agreement provides that the Corporation shall continue to provide Mr. Goldman with certain fringe benefits for a period of three years following the date of Mr. Goldman's termination, subject to mitigation by Mr. Goldman.

          (iii) If Mr. Goldman is terminated for cause, or if Mr. Goldman terminates his employment other than for good reason (as defined in the Severance Agreement), the Severance Agreement provides that the Corporation must pay to Mr. Goldman his unpaid compensation for services prior to termination and the value of any accrued unused vacation pay to the date of termination.

The maximum Severance Payment that the Corporation would have been required to make under the Severance Agreement if such amount became payable in fiscal 1994 was approximately $3,059,883.

     Mr. Goldman is employed by the Corporation as its President and Chief Executive Officer without an employment agreement. The Corporation has purchased a life insurance policy in a $2,000,000 face amount for Mr. Goldman who designated the beneficiary of such insurance policy.

     Each of the Named Executives (other than Mr. Goldman) has entered into a letter agreement with the Corporation which provides, among other things, that if the executive is terminated other than for cause the executive is entitled to continue to receive his salary and certain benefits (excluding bonus) for a period of up to twelve (12) months. These severance payments may be reduced in the event that the executive commences regular full-time employment during such period. In addition, if there is a change in control and the executive's employment is terminated or the executive resigns under certain circumstances, the above-described severance package is replaced with a lump sum payment equal to a multiple of such executive's salary, bonus and certain benefits, plus the continuation of certain benefits for a specified period of time. None of the Named Executives has an employment agreement with the Corporation.

Director Compensation

     Directors who are not full-time employees of the Corporation other than Mr. Nussbaum each received in fiscal year 1994 an annual director's fee of $15,000 plus $500 for each meeting of the Board of Directors or any committee thereof attended by such director. Furthermore, assuming the actions to be taken by the stockholders with respect to the 1995 Plan are approved, directors who are not full-time employees of the Corporation shall receive an option immediately exercisable into 2,000 shares of Common Stock on July 1, 1995 and on January 1 of each year thereafter. As compensation for Mr. Nussbaum's service as Chairman of the Executive Committee of the Board of Directors, Mr. Nussbaum received a fee of $10,000 per month in fiscal year 1994. This fee has been terminated effective March 31, 1995, and Mr. Nussbaum will receive an annual director's fee of $15,000 plus $500 for each meeting attended by Mr. Nussbaum. All directors are reimbursed by the Corporation for out-of-pocket expenses incurred by them as directors of the Corporation.

                 APPROVAL OF THE 1995 NON-EMPLOYEE DIRECTORS'
                               STOCK OPTION PLAN

General

     In the opinion of the Board of Directors, the future success of the Corporation depends, in large part, on its ability to attract, retain and motivate directors with experience and ability. In that respect, the Board of Directors of the Corporation, after obtaining the recommendation of the compensation committee of the Board of Directors (the "Committee"), adopted the 1995 Plan on January 21, 1995 to provide a program of regular option grants to non-employee directors of the Corporation.

Description

     The following description of the 1995 Plan is qualified in its entirety by reference to the full text of the 1995 Plan which is set forth as Exhibit A to this Proxy Statement.

     The 1995 Plan provides for the automatic grant of options immediately exercisable into 2,000 shares of Common Stock on an annual basis to non-employee directors of the Corporation. The options shall be granted on July 1, 1995 and January 1 of 1996 and each year thereafter. The aggregate number of shares which may be issued under the 1995 Plan is 160,000, subject to adjustments under certain circumstances. All non-employee directors of the Corporation are eligible to participate in the 1995 Plan. The 1995 Plan is administered by the Committee. All members of the Committee will be disinterested directors within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the 1995 Plan, the Committee will have no authority to determine the participants in the 1995 Plan, the number of shares subject to each option, the exercise periods or the conditions and dates of the grants. The Committee will have the authority, subject to the terms of the 1995 Plan, to construe and interpret any of the provisions of the 1995 Plan or any option granted thereunder. Such interpretations are binding on the Corporation and the optionee.

     The 1995 Plan authorizes the issuance of stock options that do not conform to the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and thus are not incentive stock options. The exercise price of each stock option granted under the 1995 Plan shall be 100% of the fair market value of the Common Stock at the time of grant. Unexercised options will automatically terminate on the date that an optionee ceases to serve as a director of the Corporation unless such termination of the director's service as a director results from his or her death or disability.

     Options granted under the 1995 Plan shall be immediately exercisable. However, options may not be exercised after the tenth anniversary of their grant. Options may not be transferred during the lifetime of an optionholder. Payments by optionholders upon exercise of an option may be made (as determined by the Committee) in cash or such other form of payment as may be permitted under the 1995 Plan.

     Upon the exercise of an option granted under the 1995 Plan, an optionee will generally recognize compensation income subject to withholding equal to the difference between the exercise price of the stock option and the market value of the Common Stock on the exercise date. The Corporation will be entitled to a deduction in connection with the exercise of an option under the 1995 Plan at such time and to the extent that the optionee recognizes ordinary income. Any additional gain or any loss recognized upon the subsequent disposition of the acquired shares will be a capital gain or loss, and will be a long-term gain or loss if the shares are held for more than one year.

     Section 162(m) of the Code, which generally disallows a tax deduction for compensation over $1,000,000 paid to the Chief Executive Officer and certain other highly compensated employees ("covered employees"), should not apply to the 1995 Plan because employees of the Corporation are not eligible to participate in the 1995 Plan. If an option holder becomes a covered employee before exercising options granted under the 1995 Plan, compensation otherwise deductible upon exercise of such options may be subject to the deduction limitation of Section 162(m) of the Code unless another exception is available. At the present time, the Company believes that such compensation would satisfy the exception for "performance-based" compensation.

     In the event of stock dividends, stock splits or other such changes in the Corporation's capital structure, the 1995 Plan provides for adjustments to be made on a pro rata basis to the number of shares available under the 1995 Plan, the number of shares subject to outstanding options. If the Corporation liquidates or dissolves or if the Corporation engages in a merger or consolidation in which it is not the surviving corporation and (i) an optionee is not given the option in connection with such merger or consolidation to purchase on substantially equivalent terms, as determined by the Committee in its sole discretion, the stock, securities or other property which he would have been entitled to receive in connection with such merger or consolidation had he exercised his option under the 1995 Plan immediately prior thereto, or (ii) the surviving corporation does not expressly assume such outstanding options, his options will become exercisable immediately prior to the record date for the determination of stockholders entitled to participate in such merger, consolidation, dissolution or liquidation regardless of any vesting period or other installment provision contained in his options.

     The 1995 Plan may be amended by the Committee except that any amendment that (i) increases the total number of shares of Common Stock that may be subject to options granted (in the aggregate or to any director) under the 1995 Plan, (ii) expands the class of individuals eligible to receive options under the 1995 Plan, (iii) increases the period during which options may be granted or the permissible term of options under the 1995 Plan or (iv) decreases the minimum exercise price of such options will require stockholder approval prior to its adoption.

     The Board of Directors believes that the 1995 Plan will be beneficial in enabling the Corporation to retain its current directors and to attract qualified and experienced directors by providing them the opportunity to participate in the ownership of the Corporation and in the increased value which they have helped the Corporation to realize. In addition, the Board of

Directors believes that the 1995 Plan will be beneficial in creating a unity of economic interests between the Corporation's employees and its stockholders by creating a long-term incentive compensation system based on the value of the Common Stock.

     The Board of Directors, therefore, believes that the adoption of the 1995 Plan is necessary to allow the Corporation to continue to attract and retain qualified directors within the Corporation's cost structure.

Board Recommendation

     The Board of Directors believes that the 1995 Plan is in the best interest of the Corporation and its stockholders and therefore recommends that the stockholders vote FOR the approval of the 1995 Plan.

            RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

     Upon recommendation of the audit committee, the Board of Directors has appointed Price Waterhouse as the Corporation's independent accountants for the fiscal year ending December 31, 1995.

     In the event stockholders do not ratify the appointment of Price Waterhouse as the Corporation's independent accountants for the forthcoming fiscal year, such appointment will be reconsidered by the audit committee and the Board of Directors.


     A representative of Price Waterhouse will be present at the Annual Meeting to respond to appropriate questions and to make such statements as he may desire.

Board Recommendation

     The Board of Directors recommends that the stockholders vote FOR ratification of the appointment of Price Waterhouse as the Corporation's independent accountants.

                                OTHER BUSINESS

     The Board of Directors of the Corporation knows of no other matters that may be presented at the Annual Meeting of Stockholders other than as set forth in the accompanying Notice of Annual Meeting of Stockholders. However, if any other matters properly come before the meeting, or any adjournment thereof, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the persons named therein.

                             STOCKHOLDER PROPOSALS

     Proposals of stockholders intended to be presented at the next annual meeting of the Corporation's stockholders must be received by the Corporation for inclusion in the Corporation's 1996 Proxy Statement on or prior to January 16, 1996.

                    ANNUAL REPORTS AND FINANCIAL STATEMENTS

     The Annual Report to Stockholders of the Corporation for the year ended December 31, 1994 is being furnished simultaneously herewith. Such report and the financial statements included therein are not to be considered a part of this Proxy Statement.

     Upon the written request of any stockholder, management will provide, free of charge, a copy of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, including the financial statements and schedules thereto. Requests should be directed to Secretary, Lewis Galoob Toys, Inc., 500 Forbes Boulevard, South San Francisco, California 94080.

                             COST OF SOLICITATION

     The cost of soliciting proxies in the accompanying form has been or will be borne by the Corporation. In addition to solicitation by mail, solicitations may be made personally, by telephone, by telegraph or by mail by officers, directors and employees of the Corporation, without additional remuneration therefor, and arrangements may be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and the Corporation may reimburse them for their reasonable out-of-pocket expenses.

     It is important that your shares be represented at the meeting. If you are unable to be present in person, you are respectfully requested to sign the enclosed proxy and return it in the enclosed stamped and addressed envelope as promptly as possible.

                                   By Order of the Board of Directors,

                                   WILLIAM G. CATRON
                                   Assistant Secretary

Dated:  May 16, 1995
        South San Francisco,
         California

                                                                      Exhibit A

                            LEWIS GALOOB TOYS, INC.
                 1995 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

                  1. Purpose. The 1995 Non-Employee Directors' Stock Option Plan (the "Plan") of Lewis Galoob Toys, Inc., a Delaware corporation (the "Corporation"), is designed to aid the Corporation and its subsidiaries in retaining and attracting non-employee directors of exceptional ability by enabling such non-employee directors to purchase a proprietary interest in the Corporation, thereby stimulating in such individuals an increased desire to contribute to the continued growth and success of the Corporation and its subsidiaries.

                  2. Amount and Source of Stock. The total number of shares of the Corporation's Common Stock (the "Shares") which may be the subject of options granted pursuant to the Plan shall be limited so that the total number of Shares issued upon the exercise of options granted pursuant to the Plan shall not exceed 160,000, subject to adjustment as provided in paragraph 11. None of the options to be granted under the Plan are intended to be "Incentive Stock Options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations (whether proposed, temporary or final) promulgated thereunder. Such Shares may be reserved or made available from the Corporation's authorized and unissued Shares or from Shares reacquired and held in the Corporation's treasury. In the event that any option granted hereunder shall terminate prior to its exercise in full for any reason, then the Shares subject to such option shall be added to the Shares otherwise available for issuance pursuant to the exercise of options under the Plan.

                  3. Administration of the Plan. The Plan shall be administered by a committee (the "Committee") of the Board of Directors of the Corporation (the "Board") comprised of three or more members of the Board, selected by the Board, all of which members shall be "disinterested persons" as that term is defined in Rule 16b-3(d)(3) (or any successor provision) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee is hereinafter sometimes referred to as the "Administrative Body." The Administrative Body shall have full authority to interpret the Plan, to establish and amend rules and regulations relating to it and to make all other determinations necessary or advisable for the administration of the Plan.

                  4. Eligibility/ Non-Discretionary Grants. All non-employee directors of the Corporation then serving on the Board of Directors of the Corporation shall be eligible for, and shall receive, an option exercisable to purchase 2,000 Shares on July 1, 1995 and January 1 of 1996 and each year thereafter. The date on which an option is granted hereunder to a specified individual shall constitute the date of grant of such option (the "Date of Grant").

                  5. Option Price. The initial exercise price of the Shares purchasable under any option granted pursuant to the Plan shall be 100% of the fair market value of the Shares subject to such option on the Date of Grant. For purposes of the Plan, the "fair market value per share" of the Shares on a given date shall be: (i) if the Shares are listed on a registered securities exchange or quoted on the National Market System, the closing price per share of the Shares on such date (or, if there was no trading reported on such date, on the next preceding day on which there was trading reported); (ii) if the Shares are not listed on a registered securities exchange and not quoted on the National Market System, but the bid and asked prices per share for the Shares are provided by NASDAQ, the National Quotation Bureau Incorporated or any similar organization, the average of the closing bid and asked price per share of the Shares on such date (or, if there was no trading in the Shares on such date, on the next preceding day on which there was trading) as provided by such organization; and (iii) if the Shares are not traded on a registered securities exchange and not quoted on the National Market System and the bid and asked price per share of the Shares are not provided by NASDAQ, the National Quotation Bureau Incorporated or any similar organization, solely as determined by the Administrative Body in good faith.

                  6.       Vesting and Term of Option.

                           (a)     Subject to subparagraph 12(b) hereof,
options granted to a participant hereunder shall vest immediately upon grant.

                           (b)     Options granted hereunder shall be
exercisable for a period of ten (10) years from the Date of Grant.

                           (c)     The grant of options by the Administrative
Body shall be effective as of the Date of Grant; provided, however, that no option granted hereunder shall be exercisable unless and until this Plan has been approved by the Corporation's stockholders and unless and until the holder has entered into an individual option agreement with the Corporation that shall set forth the terms and conditions of such option. Each such agreement shall expressly incorporate by reference the provisions of this Plan (a copy of which shall be made available for inspection by the optionee during normal business hours at the principal office of the Corporation), and shall state that in the event of any inconsistency between the provisions hereof and the provisions of such agreement, the provisions of this Plan shall govern.

                  7. Exercise of Options. An option shall be exercised when written notice of such exercise, signed by the person entitled to exercise the option, has been delivered or transmitted by registered or certified mail to the Secretary of the Corporation at its then principal office. Such notice shall specify the number of Shares for which the option is being exercised and shall be accompanied by (i) such documentation, if any, as may be required by the Corporation as provided in subparagraph 12(b), and (ii) payment of the aggregate option price. Subject to paragraph 8 hereof, such payment shall be in the form of (i) cash or a certified check (unless such certification is waived by the Corporation) payable to the order of the Corporation in the amount of the aggregate option price,
(ii) certificates duly endorsed for transfer (with all transfer taxes paid or provided for) evidencing a number of Shares of which the aggregate fair market value on the date of exercise is equal to the aggregate option exercise price of the Shares being purchased, or (iii) a combination of these methods of payment. Delivery of such notice shall constitute an irrevocable election to purchase the Shares specified in such notice, and the date on which the Corporation receives the last of such notice, documentation and the aggregate option exercise price for all of the shares covered by the notice shall, subject to the provisions of paragraphs 8 and 12 hereof, be the date as of which the Shares so purchased shall be deemed to have been issued. Subject to paragraph 8 hereof, the person entitled to exercise the option shall not have the right or status as a holder of the Shares to which such exercise relates prior to receipt by the Corporation of the payment, notice and documentation expressly referred to in this paragraph
7. Notwithstanding the foregoing, a holder whose transactions in Common Stock are subject to Section 16(b) of the Exchange Act may tender Shares in payment of all or any portion of the option price only if the following additional conditions are met: (i) the tender is made at least six months after the Date of Grant and (ii) either (x) the election to tender is irrevocably made at least six months in advance of the tender of Shares or (y) the tender of Shares takes place during the period beginning on the third business day following the date of release of the Corporation's quarterly or annual financial results and ending on the twelfth business day following such date.

                  8. Loans. Anything in paragraph 7 to the contrary notwithstanding, the making of a loan by the Corporation to an optionee for the purpose of fully or partially exercising an option granted hereunder shall be permissible, and the application of the proceeds of any such loan to such exercise shall not be construed to contravene the requirement that payment of the aggregate option price be made upon exercise of an option. Stockholder approval of this Plan constitutes approval of all such loans which the Administrative Body may in its sole discretion hereafter determine to make for the express purpose of permitting the exercise of an option granted hereunder.

                  9. Exercise and Cancellation of Options After Termination, Disability or Death. Except as set forth below, if a holder shall voluntarily or involuntarily cease to serve as a director of the Corporation, the option of such holder shall terminate upon the first day that the holder is no longer such a director (the "Termination Date"), regardless of the expiration date specified in such option. If the termination of such service is due to disability (as defined by the Administrative Body in its sole discretion), the holder (or his duly appointed guardian or conservator) shall have the privilege of exercising any option that he could have exercised on the Termination Date; provided, however, that such exercise must be accomplished within the term of such option and within one (1) year of the Termination Date. If the termination of such service is due to the death of the holder, the duly appointed executor or administrator of his estate shall have the privilege at any time of exercising any option that the holder could have exercised on the Termination Date; provided, however, that such exercise must be accomplished within the term of such option and within one (1) year of the Termination Date.

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

                  Nothing contained herein or in any option agreement shall be construed to confer on any option holder any right to continue as a director of the Corporation or derogate from any right of the Corporation to remove such option holder as a director of the Corporation, with or without cause.

                  10. Non-transferability of Options. No option granted under the Plan shall be sold, pledged, assigned or transferred in any manner except to the extent that options may be exercised by an executor or administrator as provided in paragraph 9 hereof. An option may be exercised, during the lifetime of the holder thereof, only by such holder or his duly appointed guardian or conservator in the event of his disability.

                  11.      Adjustments Upon Certain Events.

                           (a)     If the outstanding Shares are subdivided,
consolidated, increased, decreased, changed into, or exchanged for a different number or kind of shares or other securities of the Corporation through reorganization, merger, recapitalization, reclassification, capital adjustment or similar transaction, or if the Corporation shall issue additional Shares as a dividend or pursuant to a stock split, then the number and kind of Shares available for issuance pursuant to the exercise of options to be granted under this Plan and all Shares subject to the unexercised portion of any option theretofore granted and the exercise price of such options shall be adjusted on a pro rata basis to prevent the inequitable enlargement or dilution of any rights hereunder; provided, however, that any such adjustment in outstanding options under the Plan shall be made without change in the aggregate exercise price applicable to the unexercised portion of any such outstanding option. Distributions to the Corporation's stockholders consisting of property other than Shares of the Corporation or its successor and distributions to stockholders of rights to subscribe for Shares shall not result in the adjustment of the Shares purchasable under outstanding options or the exercise price of outstanding options. Adjustments under this paragraph shall be made by the Administrative Body, whose determination thereof shall be conclusive and binding. Any fractional Share resulting from adjustments pursuant to this paragraph shall be eliminated from any then outstanding option. Nothing contained herein or in any option agreement shall be construed to affect in any way the right or power of the Corporation to make or become a party to any adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate or otherwise transfer all or any part of its business or assets.

                           (b)     In the event of the dissolution or
liquidation of the Corporation or in the event of a change in control of the Corporation, the holder of any option theretofore granted under this Plan shall have the right immediately prior to the record date for the determination of stockholders entitled to participate in such change in control, dissolution or liquidation, to exercise his option, in whole or in part, without regard to any installment provision that may have been made part of the terms and conditions of such option. In any such event, the Corporation will mail or cause to be mailed to each holder of an option hereunder a notice specifying the date that is to be fixed as of which all holders of record of

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

the Shares shall be entitled to exchange their Shares for securities, cash or other property issuable or deliverable pursuant to such merger, consolidation, dissolution or liquidation. Such notice shall be mailed at least ten (10) days prior to the date therein specified. For purposes of this paragraph, a "change in control" of the Corporation shall be deemed to occur as of the date on which a person or entity or group of persons or entities, acting in concert, shall, in a transaction in which the Corporation is not a party, become the direct or indirect beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act, as amended from time to time) of securities of the Corporation representing fifty-one percent (51%) or more of the combined voting power of the issued and outstanding voting securities of the Corporation.

                  12.      General Restrictions.

                           (a)     No option granted hereunder shall be
exercisable if the Corporation shall at any time determine that (i) the listing upon any securities exchange, registration or qualification under any state or federal law of any Shares otherwise deliverable upon such exercise, or (ii) the consent or approval of any regulatory body or the satisfaction of withholding tax or other withholding liabilities, is necessary or appropriate in connection with such exercise. In any of the events referred to in clause (i) or clause
(ii) above, the exercisability of such options shall be suspended and shall not be effective unless and until such withholding, listing, registration, qualifications or approval shall have been effected or obtained free of any conditions not acceptable to the Corporation in its sole discretion, notwithstanding any termination of any option or any portion of any option during the period when exercisability has been suspended.

                           (b)     The Administrative Body may require, as a
condition to the right to exercise an option, that the Corporation receive from the option holder, at the time of any such exercise, representations, warranties and agreements to the effect that the Shares are being purchased by the option holder for investment only and without any present intention to sell or otherwise distribute such Shares and that the option holder will not dispose of such Shares in transactions which, in the opinion of counsel to the Corporation, would violate the registration provisions of the Securities Act of 1933, as then amended, and the rules and regulations thereunder. The certificates issued to evidence such Shares shall bear appropriate legends summarizing such restrictions on the disposition thereof.

                  13. Exchange of Options. The Administrative Body shall have the right to grant options hereunder that are granted subject to the condition that the grantee shall agree with the Corporation to terminate all or a portion of another option or options previously granted under the Plan. The Shares that had been issuable pursuant to the exercise of the option terminated in the exchange of options shall, upon such termination, again become available for issuance pursuant to the exercise of options under the Plan.

                  14. Provision of Information to Optionees. The Corporation shall furnish annually to each optionee while his or her option remains in effect and not fully exercised,

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copies of all annual and quarterly reports filed by the Corporation with the
Securities and Exchange Commission during such period, or, if no such reports are required to be so filed, copies of all annual and other periodic reports provided by the Corporation to its stockholders generally.

                  15. Amendment. The Board shall have full authority to amend the Plan; provided, however, that any amendment that (i) increases the total number of Shares that may be subject to stock options granted (in the aggregate or to any director) under the Plan, (ii) expands the class of individuals eligible to receive options under the Plan, (iii) increases the period during which options may be granted or the permissible term of options under the Plan or (iv) decreases the minimum exercise price of such options shall only be adopted by the Board subject to stockholder approval. No amendment to the Plan shall, without the consent of the holder of an existing option, materially and adversely affect his rights under any option.

                  16. Termination. Unless the Plan shall theretofore have been terminated as provided hereinafter and in Section 17 hereof, the Plan shall terminate on January 20, 2005, and no options under the Plan shall thereafter be granted; provided, however, that the Board may at any time, in its sole discretion, terminate the Plan prior to the foregoing date. No termination of the Plan by the Board shall, without the consent of the holder of an existing option, materially and adversely affect his rights under such option.

                  17. Stockholder Approval. The Plan shall be submitted to the stockholders of the Corporation not later than at the 1995 Annual Meeting of the Corporation's stockholders. Any options granted hereunder prior to such stockholder approval shall not be exercisable unless and until such approval is obtained. If such approval is not obtained by such date, the Plan and any options granted hereunder shall terminate.

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